    As filed with the Securities and Exchange Commission on April 21, 2000
                                             Registration Statement No. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933

                                 ------------
                          NETtel Communications, Inc.
            (Exact Name of Registrant as Specified in its Charter)

            Delaware                           4813                     54-1877699
(State or Other Jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)     Classification Code Number)    Identification Number)

         1023 31st Street, N.W.                            James F. Kenefick
          Washington, DC 20007                           Chairman of the Board,
             (202) 295-6600                      Chief Executive Officer and President
    (Address, including zip code, and                  NETtel Communications, Inc.
  telephone number, including area code,                 1023 31st Street, N.W.
of registrant's principal executive office)               Washington, DC 20007
                                                        Telephone (202) 295-6600
                                                        Facsimile (202) 625-0078
                                                  (Name, address, including zip code,
                                              and telephone number, including area code,
                                                         of agent for service)

                                 ------------
                                  Copies to:

          Andrew M. Ray, Esq                     Scott Wornow, Esq.
 Swidler Berlin Shereff Friedman, LLP   Paul, Hastings, Janofsky & Walker LLP
    3000 K Street, N.W., Suite 300           399 Park Avenue, 31st Floor
         Washington, DC 20007                    New York, NY 10022
       Telephone (202) 424-7500               Telephone (212) 318-6000

                                 ------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                 ------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

       Title of Securities              Proposed Maximum          Amount of
         To be Registered          Aggregate Offering Price(1) Registration Fee
-------------------------------------------------------------------------------
Common Stock, $.0001 par value....        $175,000,000             $46,200

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SUBJECT TO COMPLETION APRIL 21, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus

   , 2000
                          NETtel Communications, Inc.

                               Shares of Common Stock

--------------------------------------------------------------------------------

    NETtel Communications, Inc.      The Offering:

    . We are a nationwide            . We are offering
      integrated                       shares of our common
      communications                   stock.
      provider using
      state-of-the-art               . The underwriters
      technology and a                 have an option to
      solutions-oriented               purchase an
      sales approach                   additional
      focused on medium-               shares from us to
      sized business                   cover over-
      customers.                       allotments.

    . NETtel                         . This is our initial
      Communications, Inc.             public offering, and
      1023 31st Street, N.W.           no public market
      Washington, DC 20007             currently exists for
      (202) 295-6600                   our shares.
      www.NETtel.com
                                     . We plan to use the
    Proposed Symbol & Market:          net proceeds from
                                       this offering to
    . NTTL/Nasdaq                      fund the continued
                                       deployment of our
                                       Phase I network, the
                                       continued implementation
                                       of our operational
                                       support systems, the
                                       expansion of our
                                       sales force and for
                                       working capital and
                                       other general corporate
                                       purposes, including funding
                                       operating losses.

                                     . Closing:     , 2000.

    -----------------------------------------------------------------

                                               Per Share    Total
    -----------------------------------------------------------------
     Public offering price:                      $       $
     Underwriting fees:
     Proceeds to NETtel Communications, Inc.:

    -----------------------------------------------------------------

    This investment involves risk. See "Risk Factors" beginning on Page 10.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette

             Banc of America Securities LLC

                               First Union Securities, Inc.

                                              Friedman Billings Ramsey

                                                                  DLJdirect Inc.

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

   [picture of Web page]

   [Map of network and sales offices]

                               TABLE OF CONTENTS

                             Page
Prospectus Summary..........    3
Risk Factors................   10
Where You Can Find More
 Information................   22
Cautionary Note Regarding
 Forward-Looking
 Statements.................   22
Use of Proceeds.............   23
Dividend Policy.............   23
Capitalization..............   24
Dilution....................   25
Selected Historical and Pro
 Forma Consolidated
 Financial and Other Data...   26
Management's Discussion and
 Analysis of Financial
 Condition and Results
 of Operations..............   29
Business....................   38

                             Page
Government Regulation......    62
Management.................    69
Principal Stockholders.....    79
Certain Relationships and
 Related Transactions......    81
Description of Capital
 Stock.....................    84
United States Federal Tax
 Consideration For Non-U.S.
 Holders of Common Stock...    92
Shares Available For
 Future Sale...............    97
Underwriting...............    99
Legal Matters..............   102
Experts....................   102
Index to Consolidated
 Financial Statements......   F-1

   In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and stabilize the price of our common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   Until      , 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   We have prepared this summary to assist you in your review of this prospectus. This summary highlights what we believe are the significant aspects of our business and this offering. However, we have not included all of the information that may be important to you. You should carefully read this entire prospectus, including the specific risks described in the "Risk Factors" section beginning on page 10 and the other documents to which we refer in this prospectus. For more information about us, see "Where You Can Find More Information." Unless otherwise specifically stated, all information in this prospectus gives effect to the conversion of all of our outstanding preferred stock to common stock, which will occur at the closing of this offering, but does not take into account the possible issuance of additional shares of common stock to the underwriters pursuant to their right to purchase additional shares to cover over-allotments.

Overview

   We are a nationwide integrated communications provider using state-of-the-art technology and a solutions-oriented sales approach focused on medium-sized business customers. We believe that our competitive advantages are our experienced, data-oriented nationwide sales force of approximately 250 sales professionals, our integrated operational support systems and our nationwide integrated data and voice network. We currently offer an integrated or bundled package of broadband Internet, local and long distance services and a suite of value-added data and voice communications applications, including Web hosting, virtual private networks using Internet Protocol and frame relay. We deliver these services and applications primarily over a broadband T-1 connection, or in some cases over a digital subscriber line, or DSL, connection. Our revenue increased through internal growth to $31.4 million in 1999 from $13.2 million in 1998.

   We currently sell our services primarily in Tier I and Tier II markets to medium-sized businesses with 25 to 500 employees and annual revenue of $5 million to $225 million, a market segment we perceive as under-served. Our target customers typically have limited information technology resources and do not have a full-time communications professional. These customers respond positively to our solutions-oriented sales approach and the value proposition of our integrated bundle of data and voice services invoiced on a single bill. To reach these customers most effectively, we market our services through three sales channels: our direct sales force, Branchises (a cooperative sales relationship in which we partner with independent, experienced telecommunications sales professionals who build sales teams to exclusively sell our services) and independent sales agents. As of March 31, 2000, we had 200 direct sales professionals in 15 sales offices, 11 Branchises with approximately 50 sales representatives and an additional 25 independent agents; together, these sales channels serve a total of 21 markets.

   Our integrated operational support systems automate all stages of the customer relationship from initial sale through billing. These systems also enable us to offer our customers a single point of contact for all aspects of customer care and billing, which we believe results in higher customer satisfaction and retention. Our customer care department provides multiple levels of customer service, tailored to the size of the customers and their needs. Our customers receive a single bill for all of our services that can be delivered either by mail or directly over our secure Web site, enabling them to manage their communications services efficiently, create and review numerous usage reports and pay us electronically. Our approximately 50 full-time systems professionals are continually refining the integration of these systems, adding new enhancements and incorporating new technology to improve our customers' experience and the efficiency of our operations.

   Our packet-switched network enables us to offer integrated broadband data and voice services over a single connection to our customers. We intend to deploy our network in several phases, the first of which, or Phase I, will include 21 switches serving 26 markets. As of March 31, 2000, we had purchased and installed 10 switches in Atlanta, Boston, Chicago, Dallas, Los Angeles, Miami, New York, Phoenix, San Diego and Washington, DC. We intend to install the remaining 11 switches to complete our Phase I network deployment by the end of 2000. We purchased our switching solution on a turnkey basis from one of our strategic partners and investors, Nortel Networks Inc. To connect all of our switches, we purchased approximately 9,000 miles of OC-3 fiber from Williams Communications, Inc., another strategic partner and investor. Our partnership with Williams allows us to use its network infrastructure to provide service to 14 additional markets where our traffic does not yet justify locating a switch or making the associated capital investments. Upon the completion of our Phase I deployment, we intend to begin the second phase, or Phase II, of our deployment, installing 12 additional switches.

Business Strategy

   Our mission is to provide medium-sized business customers with an integrated package of broadband services and applications delivered over our state-of-the-art data and voice network, using a solutions-oriented, face-to-face sales approach. The key elements of our strategy to accomplish this mission are:

  . Focus on Medium-sized Business Customers. We focus our efforts on under-served medium-sized business customers and offer them integrated data and voice communications services designed to suit all of their business needs.

  . Offer Integrated Communications Services Using a Single Broadband Connection. Using an integrated T-1 connection, we offer broadband Internet, local and long distance services and a suite of value-added services, including Web hosting, virtual private networks using Internet Protocol and frame relay.

  . Capitalize on Multiple Sales Channels. We market to our target customers through established nationwide sales channels, including direct sales, Branchises and independent agents, to maximize our selling efforts.

  . Implement Integrated Operational Support Systems. We are continuing to implement integrated operational support systems that synchronize multiple tasks, shorten our provisioning cycle, expedite service to our customers and enhance our customer care.

  . Provide Superior Customer Care. We strive to provide one call resolution, using a single point of contact to resolve any customer issue, ensure customer satisfaction and maximize retention rates.

  . Deploy an Integrated and Flexible Nationwide Network. We employ a "smart build" strategy, installing integrated data and voice switches, purchasing long haul fiber and leasing local fiber where we have, or plan to have, a sales presence.

  . Develop Advanced Service Offerings and Applications Through Strategic Relationships. We partner with companies that provide leading data and voice applications in order to provide our customers with comprehensive communications solutions.

  . Benefit from Experienced Management and Sponsorship. Our senior executives and sponsors have significant experience in building successful Internet, local and long distance companies.

Recent Developments

   On April 13, 2000, we entered into a $35 million loan agreement with Gold & Appel Transfer, S.A. We may borrow funds under the loan agreement at any time from July 5, 2000 until the earlier to occur of July 5, 2001 or the closing of this offering. Amounts outstanding under the loan agreement bear interest at a rate of 12% per annum. Amounts outstanding under the loan agreement may be converted at the election of holders of at least 75% of our Series B Redeemable Convertible Preferred Stock, or the Series B Preferred Stock, into common stock at a price per share which is equal to the conversion price per share of any convertible preferred stock (or the price per share of any common stock) we issue between April 13, 2000 and the closing of this offering. Amounts outstanding under the loan agreement may be repaid at any time, and must be repaid upon the earlier of July 5, 2001 or the closing of this offering.

   On April 20, 2000, in a private placement, we issued $12 million of our Series C Redeemable Convertible Preferred Stock, or the Series C Preferred Stock. The shares of Series C Preferred Stock will automatically convert into shares of our common stock upon the closing of this offering at a price per share which is equal to the lesser of 75% of the price per share in this offering or $14.13.

Company Information

   We are located at 1023 31st Street, N.W., Washington, DC 20007. Our telephone number is (202) 295-6600, and our Internet address is www.NETtel.com. Information available on our Web site is not part of this prospectus.

                                 The Offering

 Common stock we are offering........          shares.
 Common stock to be outstanding after
  this offering......................          shares.
 Use of proceeds..................... To fund the continued deployment of Phase I of our integrated data and voice network,
                                      the continued implementation of our
                                      operational support systems, the expansion
                                      of our sales force and for working capital
                                      and other general corporate purposes,
                                      including funding operating losses.
 Nasdaq National Market symbol....... "NTTL"

    The number of shares of common stock to be outstanding after this offering is based on:

  .   shares of common stock outstanding; and

  . shares of common stock issuable upon conversion of all of our preferred stock.

    The number of shares to be outstanding after this offering does not include:

  .   shares issuable pursuant to the exercise of warrants;

  .   shares issuable pursuant to the exercise of stock options; and

  . shares issuable pursuant to the exercise of the underwriters' over-allotment option.

Risk Factors

    Investing in our shares of common stock involves a high degree of risk. You should read "Risk Factors" beginning on page 10, as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with an investment in our common stock.

Additional Information

    For additional information concerning the common stock, see "Description of Capital Stock" and "Where You Can Find More Information."

     Summary Historical and Pro Forma Consolidated Financial and Other Data

   The following table presents our summary historical and pro forma consolidated financial and other data. This table should be read together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus.

   EBITDA consists of net income (loss) excluding net interest, taxes, depreciation and amortization. EBITDA is provided because it is a measure of financial performance commonly used in the communications industry, and it is used by our management to measure our performance. We have presented EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income, as an indicator of our operating performance, as an alternative to cash flows from operating activities or as a measure of liquidity determined in accordance with generally accepted accounting principles. We may calculate EBITDA differently than other companies. For further information, see our consolidated financial statements and related notes presented elsewhere in this prospectus.

   The pro forma balance sheet data as of December 31, 1999 gives effect to the issuance of our Series C Preferred Stock as if our Series C Preferred Stock was issued on that date. The pro forma as adjusted balance sheet data as of December 31, 1999 gives effect to the above and to the issuance and sale of shares of common stock in this offering and the automatic conversion of our preferred stock into common stock as if the issuance, sale and conversion occurred on December 31, 1999. The operating results for the year ended December 31, 1999 are not necessarily indicative of the results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                          Period from
                           Inception
                            Through         Fiscal Year Ended December 31,
                          December 31, -------------------------------------------
                            1995(1)     1996       1997        1998        1999
                          ------------ -------  ----------  ----------  ----------
                           (Dollar amounts in thousands except per share data)
Statement of Operations
 Data:
Revenue.................    $    --    $    12  $    3,662  $   13,224  $   31,413
Cost of revenue.........         --          7       2,502       9,920      22,257
                            -------    -------  ----------  ----------  ----------
Gross margin............         --          5       1,160       3,304       9,156
Operating expenses......         75        534       3,120      24,075      56,586
                            -------    -------  ----------  ----------  ----------
Loss from operations....        (75)      (529)     (1,960)    (20,771)    (47,430)
Interest (expense)
 income.................         --         (9)       (100)         79      (2,693)
                            -------    -------  ----------  ----------  ----------
Net loss................        (75)      (538)     (2,060)    (20,692)    (50,123)
Preferred stock
 dividends..............         --         --          --          --       1,744
                            -------    -------  ----------  ----------  ----------
Net loss available for
 common stockholders....    $   (75)   $  (538) $   (2,060) $  (20,692) $  (51,867)
                            =======    =======  ==========  ==========  ==========
Basic and diluted loss
 per share..............    $ (0.50)   $ (3.58) $    (0.16) $    (1.46) $    (3.20)
Weighted average common
 shares outstanding.....    150,000    150,518  13,102,623  14,159,177  16,232,880
Pro forma basic and
 diluted loss per
 share(2)...............                                                $   (2.72)
Pro forma weighted
 average common shares
 outstanding(2).........                                                19,103,744
Other Financial Data:
EBITDA..................    $   (75)   $  (522) $   (1,939) $  (20,450) $  (44,589)
Capital
 expenditures(3)........          3          7          69       5,403      53,738
Other Operating Data (at
 period end):
Sales offices(4)........         --          1           1          20          22
Switches(5).............         --         --          --          --           4
Employees...............          1          3          12         295         385

                                                     As of December 31, 1999
                                                    ---------------------------
                                                                         Pro
                                                                        Forma
                                                               Pro        As
                                                    Actual   Forma(6)  Adjusted
                                                    -------  --------  --------
Balance Sheet Data:
Cash and cash equivalents and restricted cash(7)... $23,497  $33,497
Property and equipment, net........................  56,101   56,101
Total assets.......................................  88,324   98,324
Total long-term debt, less current portion.........  47,645   47,645
Series B Preferred Stock...........................  50,592   50,592
Series C Preferred Stock...........................      --   12,000
Total stockholders' deficit........................ (37,384) (38,414)

--------------------
(1) Our predecessor, NET-tel Corporation, was incorporated in Florida in February 1995.
(2) Pro forma basic and diluted loss per share and pro forma weighted average common shares outstanding assume the conversion of all outstanding shares of Series B Preferred Stock into shares of common stock on July 23, 1999, the date such shares were initially issued.
(3) Capital expenditures include non-cash acquisitions of assets of approximately $27,000 in 1997, $952,000 in 1998 and $40.8 million in 1999.
(4) At December 31, 1999, our sales offices included 12 direct sales offices and 10 Branchises, and as of December 31, 1998, our sales offices included 12 direct sales offices and 8 Branchises. All of our direct sales activities were conducted from our headquarters through December 31, 1997.
(5) Each switch transmits both data and voice communications traffic.
(6) The pro forma balance sheet data as of December 31, 1999 gives effect to the issuance of $12 million of our Series C Preferred Stock for $10 million in cash and a $2 million credit from Williams. The $2 million credit from Williams is in the form of a reduction of current year principal and interest payments under our Capacity Purchase Agreement.
(7) Restricted cash consists of cash pledged to secure letters of credit of approximately $981,000 for vendors.

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this prospectus before you decide whether to purchase our common stock. The risks set forth below are in addition to risks that apply to most businesses.

   If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially adversely affected, which could result in the decrease of the market price of our common stock and the potential loss of part or all of your investment.

                         Risks Related to Our Business

Our performance may be difficult to evaluate because we have had a limited operating history and have recently changed the focus of our business.

   We were founded as a long distance company in June 1996. In 1997, our residential casual calling program was the source of nearly 100% of our revenue. However, in 1998, we changed our customer focus from residential to medium-sized businesses and also expanded our service offerings to include data and voice communications. As a result, our residential casual calling program has decreased as a percentage of our revenue from approximately 42% in 1998 to approximately 9% in 1999. As we continue to focus on servicing medium-sized business customers, we expect that substantially all of our revenue will be generated from these customers during 2000 and thereafter. Because of our limited history and our changed business focus, you have limited relevant operating and financial data about us to evaluate our performance and to use as a basis for making your investment decision.

   Our business plan includes the introduction of additional data and voice communications services, which we have limited experience offering. In addition, we began offering local service in five markets in March 2000. There are risks related to these new service offerings and to our entry into the market for these services, including our inability to recoup costs associated with new product development, sales and marketing, intense competition in such markets from other companies already offering these services and potential competition from companies that have greater financial resources and experience than we do. If we are unable to achieve adequate market acceptance in the markets we target for these additional services, we may fall short of our financial goals, and our ability to increase our revenue will be greatly diminished.

Since inception, we have had losses from operations and negative operating cash flow and expect to continue to do so.

   We incurred losses from operations of $529,000 in 1996, $2.0 million in 1997, $20.8 million in 1998 and $47.4 million in 1999. We also used net cash in operations of $499,000, $1.9 million, $17.6 million and $36.8 million, respectively, in each of these years. The development of our business, the deployment of our services and systems and the expansion of our network will require significant capital expenditures, a substantial portion of which will need to be incurred before we generate revenue and cash flow from these investments. After the completion of this offering, we believe that we will incur further losses and will continue to have negative cash flow from operating activities as we fund operating losses and capital expenditures for our Phase I deployment.

   In addition, it is currently unknown if net operating loss carryforwards, generated for tax purposes, will expire unused. The Tax Reform Act of 1986, as amended, limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. If we should have an ownership change, as defined for tax purposes, utilization of the carryforwards could be restricted.

Our continued growth and expansion may require additional capital, which we may be unable to obtain.

   As we continue to develop our business, increase our service offerings and expand our network, we will require significant additional capital. We believe that the net proceeds from this offering, along with amounts available under a credit agreement we have with Nortel and other vendor financing and cash generated from our operations, will be sufficient to meet our planned capital requirements for Phase I of our network deployment and to fund our anticipated operating losses for this phase. However, if we choose to enter additional markets, enter markets earlier than currently anticipated, make acquisitions or if we exceed market penetration estimates, then we may require additional capital to continue our growth and operating plans. If we fall significantly short of our estimates for operating and financial performance, we may also require more capital. Furthermore, we may need additional financing for future capital expenditures to implement our business plan, including constructing our network and our operational support systems; offering new broadband communications services; and paying scheduled principal and interest payments on our debt.

   Although our credit agreement with Nortel permits us to borrow up to an additional $80.9 million as of March 31, 2000, such credit agreement includes various financial, operating and other affirmative and negative covenants, which limit our ability to incur additional debt from other lenders. In addition, if we fail to comply with the covenants, we will not be able to borrow additional amounts from Nortel, and we may be required to repay principal prior to its intended maturity date. We may be unable to raise needed capital on terms acceptable to us or at all. If we raise funds through the issuance of our common stock, the issuance of such additional shares could currently affect the market price of our common stock. If we are unable to raise additional capital as we need it, we may have to change our growth and operating plans or otherwise forgo market opportunities.

Our future success depends on the reliability of our network infrastructure, and any failure could cause interruptions in the service we provide to our customers.

   Our success will depend on the capacity, reliability and security of our data and voice network and the networks of other carriers who carry a significant portion of our traffic, such as Williams Communications, Inc., Epoch Networks, Inc. and Global Crossing. We expect that substantially all of our future revenue will be derived from providing data and voice communications services. We must provide superior reliability, capacity and service on a cost-effective basis to implement our business plans successfully. Our operations depend on our ability to protect our network against damage from acts of nature, power failures, equipment failures and similar events. Because we lease a portion of our fiber transmission capacity from other carriers, we depend on these companies for physical repair and maintenance of our leased lines. In addition, under the terms of our agreement with Williams, Williams is responsible for physical repair and maintenance of the fiber optic capacity we purchased from them. Despite the precautions we and these other carriers take, a natural disaster, fire, electrical outage or other unanticipated problem could occur at any of our facilities or their facilities. If an unanticipated problem occurs, it may cause interruptions in the services we provide and could limit our ability to meet our customers' requirements, which could significantly reduce the demand for our services or cause us to lose customers.

We must continue to expand our network to meet our goals.

   We must continue to expand our network in a timely and cost-effective manner in order to meet our business plan and projected results of operations. We may be unable to meet our scheduled expansion because of a number of factors, including:

  .  cost overruns;

  . unavailability of appropriate facilities, communications capacity, equipment, technical employees or additional capital;

  .  strikes;

  .  delays in obtaining governmental or other third-party consents;

  .  natural disasters; and

  .  other unforeseeable events.

As a result, we cannot be sure that we will be able to expand or adapt our network infrastructure to meet our customers' demands, which could cause us to lose customers.

We must properly manage our growth to meet our goals.

   We must continue to successfully implement our business plan, to properly manage our rapid growth and to develop and expand our operational support systems, such as customer care, billing, finance and accounting. Rapid growth may also place a significant strain on our management, operational, financial and other resources and on our systems and controls. Expansion also requires the training and retention of current and additional employees to manage the increased volume and added complexity of our business.

We depend on key personnel. If we are unable to hire and retain sufficiently qualified personnel, our business may suffer.

   Our performance depends on the continuing contributions of key management, sales, technical and finance personnel. Our business is managed by our founder, James Kenefick, who is our Chairman of the Board, Chief Executive Officer and President. In addition to

Mr. Kenefick, we rely on each of our senior sales and financial officers, who make significant contributions to the success of our business. We believe that our future success depends on the hiring and retention of skilled and qualified management, sales, technical and finance personnel. Competition for these qualified employees is intense, especially in the Washington, DC metropolitan region, and may become even more intense in the future. We cannot give you any assurance that we will be able to retain current key personnel or to hire and retain needed additional personnel.

Our network infrastructure and our services depend upon the networks and services of outside providers, making us vulnerable to service interruptions and increased costs.

   We rely on other companies to supply a portion of our network infrastructure, including transmission capacity, network equipment and resold data and voice services. Because we rely on others, we are vulnerable to the possibility that our suppliers may:

  .  compete with us;

  .  not provide service or equipment to us in a timely manner;

  .  enter into exclusive arrangements with our competitors; or

  . stop selling their services or components to us at commercially reasonable prices, or at all.

   In addition, as a recent entrant into the competitive local telecommunications services industry, we face numerous operating complexities, and in many instances must rely on certain services and facilities of incumbent local exchange carriers, or ILECs. Many competitive local exchange carriers, known as CLECs, have experienced difficulties in negotiating and working with the ILECs with respect to ordering, interconnecting, leasing premises and implementing the systems used by CLECs for interconnection, access to unbundled network elements and resale of ILEC services. Various rules requiring ILECs to provide services and facilities to CLECs are subject to appeal. The outcome of these appeals may have an adverse effect upon us.

   Coordination with ILECs is necessary for new carriers like us to provide local service to customers on a timely and competitive basis. The Telecommunications Act of 1996, or the "Telecommunications Act," creates an incentive for Regional Bell Operating Companies, known as RBOCs, to cooperate with new carriers and permit access to their networks by denying RBOCs the ability to provide long distance services within the same region in which they provide local service until they have satisfied statutory conditions designed to open their local markets to competition. However, we cannot assure you that RBOC cooperation will not suffer further once RBOCs are permitted to offer in-region long distance service. If we are unable to obtain the cooperation of an RBOC in a region, our ability to offer local services in such region on a timely and cost-effective basis would be adversely affected.

Our business is vulnerable to operational support systems failures.

   Sophisticated operational support systems are vital to our ability to process customer orders, generate accurate and timely bills for our services, monitor costs and achieve operating efficiencies. We are currently implementing these systems, and we have not yet completed certain components of these systems. If we do not properly implement these systems, if our systems fail to perform in a timely and effective manner and at acceptable costs or if we fail to adequately identify and plan for all of our information and processing needs, these failures could have a material adverse effect on our business.

If our estimates of our traffic levels are not correct, we may have too much or too little capacity, either of which would increase our costs.

   We currently rely on other carriers to provide us with switching, transmission and termination services for our off-net data and voice traffic and for our on-net transmission capacity where we do not own fiber optic capacity. We must estimate future supply and demand for transmission capacity and our future calling patterns and traffic levels and negotiate favorable terms and conditions with these carriers. If we underestimate our requirements, we may be required to buy these services at unfavorable rates. If we overestimate our needs, we may have idle capacity, which would increase our per-unit costs.

We depend on portions of the ILECs' networks for DSL technology, and this DSL technology may not operate as expected on the ILECs' networks.

   To provide DSL services, we depend significantly on the quality of the copper telephone lines we obtain from ILECs providing services in our target markets and their maintenance of these lines. We cannot assure you that we will be able to obtain the copper telephone lines and the services we require from these ILECs on a timely basis or at quality levels, prices, terms and conditions satisfactory to us or that such ILECs will maintain the lines in a satisfactory manner.

We depend on leased trunking capacity, and failure to obtain permits or rights-of-way may affect our ability to develop our network.

   Under our network build-out strategy, we initially will seek to lease from ILECs and CLECs local fiber trunking capacity connecting our switches to particular ILEC central offices. In the future, we may seek to replace this leased trunk capacity with our own fiber if warranted by traffic volume growth. We cannot assure you that all required trunking capacity will be available to us on a timely basis or on favorable terms. The failure to obtain such leased fiber could delay our ability to penetrate some of our markets or require us to make additional unexpected up-front capital expenditures to install our own fiber and could have a material adverse effect on our business, financial condition and results of operations.

   If we seek to install our own fiber, or, in some cases, even if we lease fiber, we must obtain local franchises and other permits, as well as rights-of-way to utilize underground conduit and aerial pole space and other rights-of-way from entities, such as ILECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. We cannot assure you that we will be able to obtain and maintain the franchises, permits and rights needed to implement our network build-out on favorable terms. The failure to enter into and maintain any such requirements for a particular network may affect our ability to develop that network and may have a material adverse effect on our business, financial condition and results of operations.

Security breaches could interrupt, delay or otherwise interfere with the services we provide to our customers.

   Despite our network security measures, our network may be vulnerable to computer viruses, break-ins and similar disruptive problems. We may experience future interruptions in service as a result of the accidental or intentional actions of Internet users, current or former employees or others. Unauthorized use might also jeopardize the security of the confidential information stored in our computer systems and the computer systems of our customers. Although we intend to continue to implement security measures to prevent these problems, security measures employed by others have been circumvented in the past, and the possibility exists that our security measures will be circumvented in the future. In addition, eliminating computer viruses and remedying security problems may cause interruptions, delays or cessation of service to our customers. If our security measures fail, we may lose customers, and our reputation may be damaged.

We may make acquisitions or enter into joint ventures or strategic alliances, each of which is accompanied by inherent risks.

   Some of our growth may come from acquisitions of other businesses, joint ventures or strategic alliances with other companies. Any of these growth strategies would create additional risks for us. Some of the common risks that would be possible include:

  . the difficulty of incorporating acquired operations and personnel with ours;

  . the potential disruption of our ongoing business, including the diversion of resources and management time;

  . the difficulty of maintaining uniform standards, controls, procedures and policies;

  . the risks of entering markets where we have little or no direct prior experience; and

  . the impairment of relationships with employees or customers because of changes in management.

We may be liable for information sent through our network.

   The law relating to the liability of private network operators, Internet service providers and on-line service providers for information carried on or disseminated through their networks is currently unsettled. We may be sued for the content disseminated through our network. For example, lawsuits may be brought against us claiming that material on our network on which one of our customers relied was inaccurate or infringes on the intellectual property rights of others. If we are sued, we may have to spend significant amounts of money and management resources defending ourselves against the claims, and if we are not successful in our defense, the amount of damages that we will have to pay may be significant. In addition, we may decide to take costly steps to reduce our exposure to these risks.

                         Risks Related to Our Industry

Government regulation of telecommunications companies is constantly changing.

   We are subject to regulation at the federal, state and local levels, and this regulatory environment frequently changes. The Federal Communications Commission issued regulations revising the obligations of companies like ours, which buy access to local exchange networks, to pay charges for the local exchange access. As a provider of interstate and international services, we also are required to contribute to federal universal service as well as to state universal service in those states in which we provide intrastate toll and local services. Additionally, the FCC has issued regulations limiting the use of customer proprietary network information and requiring pay phone operators to be paid for each completed call started from a pay phone. These rules, while effective, also are subject to ongoing administrative proceedings, and we are unable to predict possible changes to the existing rules or how they will affect our business.

   To provide local exchange service, companies like ours currently are required by law to:

  .  interconnect with other carriers;

  .  allow access to rights-of-way;

  .  permit resale of our retail services;

  .  offer reciprocal compensation for termination of traffic; and

  .  provide dialing parity and number portability.

   In addition, the law currently requires ILECs, including the RBOCs, to:

  .  provide unbundled access to their local exchange network elements;

  .  provide their retail services at wholesale prices to promote resale; and

  . permit other carriers like us to collocate our equipment at their facilities.

Many of these rules have been appealed, and we cannot predict how the appeals will be resolved or what impact they will have on our business.

The markets for data and voice communications services are highly competitive, and the local markets have been opened for competition. We may not be able to compete effectively in any of these markets.

   The data and voice communications industries have numerous participants, including a large number of carriers in the cities where we compete, and most of those carriers have greater resources, more established networks and broader customer bases than we do. In addition, continued deregulation of the telecommunications industry likely means that we will be faced with increased competition in the future. Moreover, established telecommunications companies are beginning to, or may, offer new services beyond their traditional services. For example, local telephone companies are offering long distance service. Mergers and alliances in the telecommunications industry also may create significant new competitors with resources far greater than ours.

Regulation of reciprocal compensation is changing.

   The Telecommunications Act requires a carrier offering local service to compensate another carrier when it delivers a local call to a customer on the other telephone company's network; this payment is typically referred to as "reciprocal compensation." A number of ILECs have contested the obligation to pay this reciprocal compensation to CLECs for local telephone calls from a customer on the ILEC network to an ISP on the CLEC network. The FCC has determined that Internet-bound traffic is largely interstate in nature. Consequently, some states have reevaluated prior rulings regarding the applicability of reciprocal compensation to Internet traffic. However, on March 24, 2000, the Circuit Court for the District of Columbia vacated the FCC's ruling on this issue, holding that the FCC did not adequately explain the rationale underlying its decision, and remanded it to the FCC for further proceedings. Despite the DC Circuit's ruling, however, there is no assurance that any future court, state regulatory commission or FCC decision on this matter will be favorable. An adverse decision in such proceedings could have a materially adverse effect on our future revenue.

There are rapid technological changes in the data and voice communications industries. Our inability to adapt to these technological changes could affect our business.

   The data and voice communications industries are subject to rapid and significant changes in technology and in customer requirements and preferences. We must rely, to a significant extent, on third parties for the development of and access to new technologies and for many of our advanced service offerings and applications. New technologies could reduce the competitiveness of our network or of our current service offerings. We may be required to select one technology over another, but at a time when it would be impossible to predict with any certainty which technology will prove to be the most economic, efficient or capable of attracting customer usage. Subsequent technological developments may reduce the competitiveness of our network or service offerings and require unbudgeted upgrades or additional services that could be expensive and time consuming. If we fail to obtain access to important technologies, our business could be materially and adversely affected.

   The effect of technological changes on our business cannot be predicted. We believe that our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. Any failure by us to obtain new technology could have a material adverse effect on our business, financial condition or results of operations.

FCC and state regulations may limit the services we can offer.

   Our networks and the provisioning of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new regulations may have a material adverse effect upon our business, financial condition and results of our operations. We cannot assure you that the FCC or state commissions will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations. If authority is not obtained and maintained, or if our schedules of prices, terms and conditions, also referred to as tariffs, are not filed, or are not updated or otherwise do not fully comply with the rules of the FCC or state regulatory agencies, third parties or regulators could challenge our authority to provide service or the validity of these filings. Such challenges could cause us to incur substantial legal and administrative expenses.

   Our Internet operations are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses in general. However, the FCC recently has indicated that it may re-examine this status. We are unable to predict what regulations may be adopted in the future, or the extent to which existing laws and regulations may be found applicable, or the impact such new or existing laws may have on our business. New laws or regulations relating to Internet services, or existing laws found to apply to them, may have a material adverse effect on our business, financial condition or results of operations.

   The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and it is therefore difficult to predict what effect the legislation will have on us and our operations. There are currently many regulatory actions underway or that may be initiated regarding interconnection and network element pricing and other issues that could result in significant changes to business conditions in the telecommunications industry. We cannot assure you that these changes will not have a material adverse effect on our business, financial condition or results of operations.

                         Risks Related to This Offering

We are controlled by a small number of investors whose interests may not be aligned with yours.

   After the closing of this offering, Gold & Appel and James Kenefick will
beneficially own     % and    %, respectively, of our common stock. As a
result, Gold & Appel and Mr. Kenefick will be able to determine the outcome of any matter requiring a stockholder vote, including the election of directors who are responsible for the management of our affairs. Matters that typically require stockholder approval include, in addition to the election of directors:

  .  amendment of our certificate of incorporation;

  .  acquisitions of other companies or assets;

  .  mergers or consolidations of our company with another company;

  .  sale of all or substantially all of our assets; and

  .  our dissolution and liquidation.

Some decisions concerning our operations or financial structure may present conflicts of interest between Gold & Appel and our other stockholders. For example, Gold & Appel also invests in other ISPs and telecommunications companies, which may create conflicts of interest because these companies compete, or may compete, with us. In addition, conflicts may occur in the negotiation or enforcement of arrangements we enter into with companies in which Gold & Appel or Mr. Kenefick have an interest, including, for example, our agreement with Epoch. The concentration of ownership of our common stock may also delay, deter or prevent a change of control, which could reduce the market price.

You will experience immediate and substantial dilution in the book value of our common stock.

   The price you pay for our common stock will be substantially higher than the book value of our common stock. As a result, you will experience immediate and substantial dilution in the combined net tangible book value of your shares of
$    per share, while current stockholders will receive a material increase in the combined net tangible book value of their shares of our common stock. In addition, your common stock will be diluted because upon the completion of this
offering,      shares will be issuable upon the exercise of outstanding options and warrants.

   Under our 1998 Stock Incentive Plan, we issued options to certain of our employees at prices which reflected the market price at the time, but which are now significantly lower than the initial public offering price. As of December 31, 1999, options for approximately 348,000 shares are exercisable at $0.17 per share, 51,333 shares are exercisable at $0.187 per share, 85,500 shares are exercisable at $1.98 per share, 109,329 shares are exercisable at $5.52 per share and 43,073 shares are exercisable at $6.83 per share.

   We may also grant options for up to 15% of the outstanding shares of our common stock under our 1998 Stock Incentive Plan and the proposed NETtel Long-Term Incentive Plan and warrants for up to 1% of the outstanding shares of our common stock to Branchises.

Our management has broad discretion as to how to use the proceeds from this offering, and those proceeds may not be used appropriately.

   We intend to use the net proceeds from this offering for general purposes, including working capital, capital expenditures, geographic expansion of our operations and possible future acquisitions of or investments in businesses, assets or technologies. Our management will have broad discretion over how we use these proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding use of the net proceeds from this offering, and we may spend those proceeds in ways with which you may disagree. Pending any of these uses, we will invest the net proceeds of this offering in short term instruments, government securities and other cash equivalents. We cannot predict whether any of these uses or investments will yield a favorable return.

There is no trading market for our common stock, and you may not be able to sell your shares at or above the initial offering price.

   This is the initial public offering of our common stock, and there is currently no public market for our common stock. We cannot assure you that an active trading market will develop or will be sustained after this offering is complete. The initial public offering price will be determined through negotiations between our underwriters and us based on several factors and may not be the market price of the common stock after the offering.

The price of our common stock may be subject to volatility, and this may depress our stock price. We may be subject to lawsuits as a result of fluctuations in our stock price.

   The market price of our common stock may be highly volatile, as is the stock market in general, and the market for telecommunications and Internet-related companies, in particular, has been highly volatile. The market price of our common stock is also likely to be affected by our quarterly operating results, which may vary in the future. Investors may not be able to resell their shares of our common stock following periods of high volatility because of the market's adverse reaction to that volatility. The trading prices of shares of many telecommunications and Internet-related companies have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, prices for the shares of these companies have been highly volatile and many have recorded lows well below their historical highs. We cannot assure you that our common stock will trade at the same levels as other telecommunications and Internet-related stocks or that stocks of such companies in general will sustain their current market prices.

   Factors that could cause volatility in the market price of our stock include:

  .  actual or anticipated variations in operating results;

  .  announcements of technological innovations or problems;

  .  changes in financial estimates by securities analysts;

  . conditions and trends in the telecommunications, Internet and data industries;

  .  legislative or regulatory developments;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

  .  additions or departures of key personnel; and

  .  sales of additional shares of our common stock.

   Many of these factors are beyond our control and may materially and adversely affect the market price of our common stock, regardless of our operating performance.

   Following periods of high volatility in the market price of a company's securities, securities class action litigation is occasionally instituted. If this were to happen to us, even if the claims were without merit, the litigation would be expensive and would divert management's attention from the operation of our business.

A third-party could be prevented from acquiring your shares of common stock at a premium to the market price because of our anti-takeover provisions.

   There are provisions in our certificate of incorporation and bylaws that make it more difficult for a third-party to acquire, or attempt to acquire, control of NETtel, even if a change in control would result in the purchase of your shares at a premium to the market price.

   These provisions include:

  . the authority of our board of directors to issue "blank check" preferred stock;

  .  eliminating the ability of stockholders to act by written consent;

  . eliminating the ability of stockholders to call a special meeting of the stockholders;

  . an advance notice procedure for stockholder proposals to be brought before meetings of our stockholders; and

  . requiring a super-majority stockholder vote to effect certain amendments.

   In addition, the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by our board of directors.

Future sales of our common stock may lower our stock price.

   If our existing stockholders sell a large number of shares of our common stock, the market price of the common stock could decline significantly. The perception in the public market that our existing stockholders might sell shares of common stock could depress our market price. Immediately after this
offering, approximately       shares of our common stock will be outstanding.
Of these shares,       of the shares will be available for immediate resale in
the public market. The remaining         shares, or      percent of our total
outstanding shares, will become available for resale in the public market after 180 days from the date of this prospectus subject, in some cases, to volume limitations. However, the underwriters may waive this restriction and allow these stockholders to sell their shares at any time.

                      WHERE YOU CAN FIND MORE INFORMATION

   Our fiscal year ends on December 31. We will furnish annual reports to our stockholders containing audited financial statements and other appropriate reports. In addition, we will become a reporting company under the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers.

   If you want more information, write or call us at:

                        Investor Relations
                        NETtel Communications, Inc.
                        1023 31st Street, N.W.
                        Washington, DC 20007
                        Telephone: (202) 295-6600
                        Facsimile: (202) 625-0078
                        Internet address: www.NETtel.com

   We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933, as amended, covering the common stock being offered by this prospectus. As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and its exhibits. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. You should read the contracts, agreements and other documents we have filed as exhibits for a more complete understanding of the document or matter involved. Information available on our Web site is not part of this prospectus.

                           CAUTIONARY NOTE REGARDING
                           FORWARD-LOOKING STATEMENTS

   This prospectus includes forward-looking statements based on our current beliefs and assumptions. These beliefs and assumptions are based on information currently available to us. These forward-looking statements are subject to risks and uncertainties. Forward looking statements include, but are not limited to our anticipated deployment of sales offices and switches, statements regarding the development of our business, the markets for our services and products and information concerning our possible or assumed future results of operations. You can generally identify forward-looking statements by the use of words such as "believe," "expect," "may," "will," "should" or "anticipate" or comparable terminology.

   Forward-looking statements are not guarantees of performance. Our future results and requirements may differ materially from those described in the forward-looking statements. Many of the factors that will determine these results and requirements are beyond our control. In addition to the risks and uncertainties discussed in "Prospectus Summary," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Government Regulation," you should consider those discussed under "Risk Factors."

   These forward looking statements speak only as of the date of this prospectus. Except as required by law, we do not intend to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus, including changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from this offering of
approximately $       million (approximately $      million if the
underwriters' over-allotment option is exercised in full) after deducting underwriting fees and estimated expenses. We intend to use the net proceeds from this offering to continue the deployment of Phase I of our network, to continue the implementation of our operational support systems, to add direct sales offices and Branchises in additional cities, for increased marketing and for working capital and general corporate purposes, including funding operating losses. We may also use a portion of the net proceeds for acquisitions, joint ventures or strategic alliances, although we are not currently a party to any contracts or letters of intent with respect to any such transactions. Pending the application of the net proceeds to such uses, we intend to invest in short-term instruments, government securities and other cash equivalents.

                                DIVIDEND POLICY

   We have never declared or paid any cash dividends on our common stock. We plan to retain all of our earnings, if any, to finance the expansion of our business and for general corporate purposes and do not anticipate paying any cash dividends on our common stock for the foreseeable future. Our future dividend policy will be determined by the board of directors on the basis of various factors, including our results of operations, financial condition, capital requirements and investment opportunities. Our credit agreement with Nortel currently restricts our ability to pay dividends, and we anticipate that any replacement senior secured facility would include a similar restriction.

                                 CAPITALIZATION

    The following cash and capitalization table sets forth:

  .   Our actual cash and capitalization as of December 31, 1999;

  . Our pro forma cash and capitalization after giving effect to the issuance of the Series C Preferred Stock;

  . Our pro forma, as adjusted, cash and capitalization to reflect the conversions of the Series B and Series C Preferred Stock into our
      common stock, the issuance of        shares in this offering and the
      net proceeds received of $         .

    This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes presented elsewhere in this prospectus.

                                                   As of December 31, 1999
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual   Forma(2)  As Adjusted
                                                --------  --------  -----------
                                                 ($ in thousands except per
                                                         share data)
Cash and cash equivalents and restricted
 cash(1)....................................... $ 23,497  $ 33,497     $
                                                ========  ========     ====
Debt and capital lease obligations, less
 current portion............................... $ 47,645  $ 47,645     $
                                                --------  --------     ----
Series B Preferred Stock, 11,200 shares
 designated, 6,468 shares issued and
 outstanding...................................   50,592    50,592
                                                --------  --------     ----
Series C Preferred Stock, 11,350,738 shares
 designated, 1,362,090 shares issued and
 outstanding...................................       --    12,000
                                                --------  --------     ----
Stockholders' deficit:
Common stock, $0.0001 par value, 50,000,000
 shares authorized, 16,985,573 shares issued
 and outstanding...............................        2         2
Additional paid-in capital.....................   37,846    37,846
Accumulated deficit............................  (75,232)  (76,262)
                                                --------  --------     ----
Total stockholders' deficit....................  (37,384)  (38,414)    $
                                                --------  --------     ----
  Total capitalization......................... $ 60,853  $ 71,823     $
                                                ========  ========     ====

-----------------------
(1) Restricted cash consists of cash pledged to secure letters of credit of approximately $981,000 for vendors.

(2) The pro forma balance sheet data as of December 31, 1999 gives effect to the issuance of $12 million of our Series C Preferred Stock for $10 million in cash and a $2 million credit from Williams. The $2 million credit from Williams is in the form of a reduction of current year principal and interest payments under our Capacity Purchase Agreement.

                                    DILUTION

   The difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering constitutes the dilution to investors purchasing our common stock in this offering. Net tangible book value per share is determined by dividing our net tangible book value by the number of outstanding shares of common stock. Net tangible book value equals total tangible assets less total liabilities.

   Our deficit in pro forma net tangible book value as of March 31, 2000 was
$   million, or $     per share of common stock, after giving effect to the
conversion of our Series B Preferred Stock and to the issuance and conversion of our Series C Preferred Stock. After giving effect to the sale of the shares of common stock upon completion of this offering, at the
initial public offering price of $       per share, and the conversion of our
preferred stock into common stock, our pro forma as adjusted net tangible book
value at March 31, 2000, would have been approximately $     , or approximately
$     per share. This represents an immediate increase of $      per share in
the pro forma net tangible book value to existing stockholders and an immediate
dilution of $       per share to new investors purchasing common stock in this offering. The following table illustrates the per share dilution to new investors:

      Assumed initial public offering price per share.................     $
                                                                           ===
      Pro forma net tangible book value (deficit) per share before this offering..................................................
                                                                       ---
        Pro forma increase per share attributable to new investors....
                                                                       ---
        Pro forma as adjusted net tangible book value per share after this offering................................................
                                                                           ---
      Pro forma dilution per share to new investors...................     $
                                                                           ===

   The following table summarizes as of March 31, 2000, on the pro forma as adjusted basis described above, the number of shares of common stock purchased from us, the total cash consideration paid for our capital stock and the average price per share paid by existing stockholders and the new investors purchasing shares of common stock in the offering at an assumed initial public
offering price of $     before deducting underwriting fees and estimated
offering expenses:

                                    Shares
                                  Purchased    Total Consideration
                                -------------- ----------------------       Average
                                Number Percent  Amount      Percent     Price Per Share
                                ------ ------- ---------   ----------   ---------------
      Existing stockholders...              %   $                     %       $
      New investors...........
                                 ---     ---    ---------    ---------        ---
        Total.................              %                         %       $
                                 ===     ===    =========    =========        ===

   The foregoing table assumes no exercise of the underwriters' over-allotment option and no exercise of options or warrants to purchase additional shares of common stock. As of March 31, 2000, there were options outstanding to purchase
     shares of common stock at a weighted average exercise price of $   per
share. There are     warrants outstanding to purchase a total of     shares of
common stock at a weighted average price of $   per share; in addition, there
is one warrant outstanding to purchase 474,160 shares of common stock for $100. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors.

    SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA

  The following selected historical and pro forma consolidated financial and other data should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus. The selected financial data for the period from February 9, 1995 (inception) through December 31, 1995 and the fiscal years ended December 31, 1996, 1997, 1998 and 1999 are derived from our consolidated financial statements, which have been audited by our independent auditors. Our consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 are included elsewhere in this prospectus. The financial data set forth for the year ended December 31, 1996 and for the period from inception through December 31, 1995 are derived from our audited financial statements not included in this prospectus.

  EBITDA consists of net income (loss) excluding net interest, taxes, depreciation and amortization. EBITDA is provided because it is a measure of financial performance commonly used in the communications industry, and it is used by our management to measure our performance. We have presented EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income, as an indicator of our operating performance, as an alternative to cash flows from operating activities or as a measure of liquidity determined in accordance with generally accepted accounting principles. We may calculate EBITDA differently than other companies. For further information, see our financial statements and related notes elsewhere in this prospectus.

  The pro forma balance sheet data as of December 31, 1999, gives effect to the issuance of our Series C Preferred Stock as if our Series C Preferred Stock was issued on that date. The pro forma as adjusted balance sheet data as of December 31, 1999, gives effect to the above and to the issuance and sale of shares of common stock in this offering and the automatic conversion of our preferred stock into common stock as if the issuance and the conversion occurred on December 31, 1999. The operating results for the year ended December 31, 1999, are not necessarily indicative of the results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                             Period from
                          Inception Through      Fiscal Year Ended December 31,
                            December 31,    -------------------------------------------
                               1995(1)       1996       1997        1998        1999
                          ----------------- -------  ----------  ----------  ----------
                             (Dollar amounts in thousands, except per share data)
Statement of Operations Data:
Revenue.................       $    --      $    12  $    3,662  $   13,224  $   31,413
Cost of revenue.........            --            7       2,502       9,920      22,257
                               -------      -------  ----------  ----------  ----------
Gross margin............            --            5       1,160       3,304       9,156
Operating expenses......            75          534       3,120      24,075      56,586
                               -------      -------  ----------  ----------  ----------
Loss from operations....           (75)        (529)     (1,960)    (20,771)    (47,430)
Interest (expense)
 income.................            --           (9)       (100)         79      (2,693)
                               -------      -------  ----------  ----------  ----------
Net loss................           (75)        (538)     (2,060)    (20,692)    (50,123)
Preferred stock
 dividends..............            --           --          --          --       1,744
                               -------      -------  ----------  ----------  ----------
Net loss available for
 common  stockholders...       $   (75)     $  (538) $   (2,060) $  (20,692) $  (51,867)
                               =======      =======  ==========  ==========  ==========
Basic and diluted loss
 per common  share......       $ (0.50)     $ (3.58) $    (0.16) $    (1.46) $    (3.20)
Weighted average common
 shares  outstanding....       150,000      150,518  13,102,623  14,159,177  16,232,880
Pro forma basic and
 diluted loss  per
 share(2)...............                                                     $    (2.72)
Pro forma weighted
   average common shares
   outstanding(2).......                                                     19,103,794
Other Financial Data:
EBITDA..................       $   (75)     $  (522) $   (1,939) $  (20,450) $  (44,589)
Capital
 expenditures(3)........             3            7          69       5,403      53,738
Other Operating Data  (at period end):
Sales offices(4)........            --            1           1          20          22
Switches(5).............            --           --          --          --           4
Employees...............             1            3          12         295         385

                                                As of December 31, 1999
                                            ----------------------------------
                                                       Pro      Pro Forma
                                            Actual   Forma(6)  As Adjusted
                                            -------  --------  -----------
Balance Sheet Data:
Cash and cash equivalents and restricted
 cash(7)................................... $23,497  $33,497
Property and equipment, net................  56,101   56,101
Total assets...............................  88,324   98,324
Total long-term debt, less current
 portion...................................  47,645   47,645
Series B Preferred Stock...................  50,592   50,592
Series C Preferred Stock...................      --   12,000
Total stockholders' deficit................ (37,384) (38,414)

-----------------------
(1)Our predecessor, NET-tel Corporation, was incorporated in Florida in February 1995.
(2) Pro forma basic and diluted loss per share and pro forma weighted average common shares outstanding assume the conversion of all outstanding shares of Series B Preferred Stock into shares of common stock on July 23, 1999, the date such shares were initially issued.
(3) Capital expenditures include non-cash acquisitions of assets of approximately $27,000 in 1997, $952,000 in 1998 and $40.8 million in 1999.
(4) At December 31, 1999, our sales offices included 12 direct sales offices and 10 Branchises, and as of December 31, 1998, our sales offices included 12 direct sales offices and 8 Branchises. All of our direct sales activities were conducted from our headquarters through December 31, 1997.
(5) Each switch transmits both data and voice communications traffic.
(6) The pro forma balance sheet data as of December 31, 1999 gives effect to the issuance of $12 million of our Series C Preferred Stock for $10 million in cash and a $2 million credit from Williams. The $2 million credit from Williams is in the form of a reduction of current year principal and interest payments under our Capacity Purchase Agreement.
(7) Restricted consists of cash pledged to secure letters of credit of approximately $981,000 for vendors.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion together with our consolidated financial statements and the notes to our financial statements presented elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those projected in the forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements" on page 22. Our fiscal year ends December 31.

Overview

   We offer medium-sized business customers an integrated package of high-speed communication services, including broadband Internet, local and long distance services and a suite of value-added data and voice communications applications, including Web hosting, virtual private networks using Internet Protocol and frame relay. We market our services through a highly trained multi-channel sales force of approximately 250 sales professionals located in 21 markets nationwide. The packet-switched architecture of our IP/ATM network allows our sales force to offer an "integrated T-1" which enables our customers to economically combine their data and voice communications usage on a single broadband connection. We introduced this service and began delivering it to our customers in the first quarter of 2000. We expect that demand for this service will continue to increase as the demand for increased data access speed and bandwidth accelerates.

   In January 1999, we began focusing our customer acquisition strategy and selling broadband Internet and long distance services to medium-sized business customers through all three of our sales channels. Our strategy was to begin providing these services by reselling the Epoch network for Internet service and the Frontier network for long distance service, while we constructed our own data and voice network. In March 2000, we began soliciting customers for our on-net local T-1 services in New York, Los Angeles, Chicago, Long Island and Anaheim.

   Our integrated T-1 offering enables us to provide multiple services (including Internet, local and long distance) and to easily migrate customers onto our network. We also seek to significantly increase the value of our current customer base by providing additional services over the dedicated connection. These services today include local service in selected markets, fully integrated T-1 connections and various value-added data and voice services, including IP/VPN, Web hosting, frame relay, broadband Internet, private line and DSL. We expect our percentage of on-net traffic to significantly increase by the end of 2000.

   In early 1999, we completed construction of our first three switch sites in New York, Chicago and Los Angeles. In June 1999, we purchased an indefeasible right of use, or IRU, from Williams for the use of approximately 9,000 OC-3 fiber miles. In July 1999, we entered into a master purchase agreement with Nortel whereby Nortel provides a turnkey solution for installing and integrating our nationwide network. During the second half of 1999, we began an aggressive effort to migrate our customers from resold dedicated and switched long-distance service and resold Internet access to our own network and we have moved a substantial portion of our traffic in these markets on-net.

   During the third quarter of 1999, we began installation of eight additional switches. By March 31, 2000, we had installed 10 switches. We plan to complete Phase I of our network deployment plan by the end of 2000, which will include 21 switches directly serving 26 markets where we have or expect to have a sales force. Upon the completion of Phase I of our plan, we expect that most of the customer traffic in our current markets will be carried on our network. Under Phase II of our plan, we plan to install 12 additional switches. Our multi-phase strategy has been designed around deploying a critical mass of sales and network infrastructure based on the amount of capital available to fund the growth of the business.

Revenue

   As noted above, we currently provide our medium-sized business customers with an integrated broadband communications solution. We began focusing on this customer segment and providing these services in the beginning of 1999. Although broadband sales accounted for approximately 33% of our total revenue in 1999, by the end of 2000 and thereafter we expect that the majority of our revenue will be generated from the sale of broadband data and voice services to medium-sized business customers.

   Our revenue is primarily generated from the sale of broadband Internet and other data, local and long distance voice services. The revenue we generate from broadband Internet and other data services consists primarily of monthly recurring charges for connections from end-users to our facilities. We earn revenue from local calling services through payments from monthly recurring charges for basic service, usage charges for local calls and service charges. Our revenue from long distance services includes payments for a full range of long distance services, including traditional switched and dedicated long distance and toll-free calling, in addition to international, calling card and operator services.

   Our revenue prior to 1999 was primarily generated from reselling long distance services provided by other carriers. Also, prior to 1999, most of our customers were small businesses and home office customers; however, we expect this customer base to significantly decrease as we continue to de-emphasize servicing these customers.

Cost of Revenue

   Cost of revenue consists of direct costs associated with providing Internet and telecommunications services to our customers. These costs specifically include: (i) resale costs for Internet and long-distance customers not yet served by our broadband network; (ii) costs to interconnect and terminate traffic with other network providers; (iii) Internet access costs associated with providing access to our customers; and (iv) other direct costs associated with the origination, transportation and termination of our data and voice traffic. As we transfer more of our traffic onto our own network, we believe that our cost of revenue will decrease as a percentage of total revenue.

Selling, General and Administrative Expenses

   Costs associated with the promotion, marketing and sale of our services include compensation and commissions paid to our direct sales force, Branchises and independent agents, as well as advertising and marketing costs associated with the development and distribution of our services and building the NETtel brand. In addition to these costs, we incur costs for network engineering services, customer care, operational support systems and other administrative functions. As we expand into new markets, we expect that our costs related to the promotion, sale and marketing of our services will increase. In addition, as we continue to grow, we anticipate we will need more personnel in the customer care and network management functions, which will result in increased costs. We also expect to continue to incur significant costs with respect to the implementation and enhancement of our operational support systems.

Capital Expenditures

   The development and expansion of our business, including the deployment of our network and our operational support systems, will require significant capital expenditures. The majority of our capital expenditures to date include fiber capacity, data and voice communications switches and switch-related equipment. In June 1999, we purchased an IRU from Williams for the use of approximately 9,000 OC-3 fiber miles. Future capital expenditures for switches and switch-related equipment will continue to increase as we expand our network and provide a broader coverage area throughout the United States. In addition to these network-related capital expenditures, we have also incurred, and will continue to incur, costs for the purchase and development of operational support systems, such as billing, customer care, order entry and provisioning. We believe that a significant portion of the development and implementation costs for these systems will be incurred prior to December 31, 2000.

Depreciation

   Depreciation expense includes depreciation of network equipment and related infrastructure and improvements to corporate facilities. As we expand our operations and deploy our network, we expect depreciation expense to significantly increase.

Results of Operations

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Revenue was $31.4 million for the year ended December 31, 1999, compared to $13.2 million for the year ended December 31, 1998, representing an increase of approximately 137.5%. This increase, all due to internal growth, is attributable to our new focus on providing broadband data and voice services to medium-sized business customers and our expansion of full-scale operations in 12 primarily Tier I and Tier II markets during 1999. We also generated significantly more broadband revenue during 1999, which includes dedicated data and voice services. This revenue represented approximately 33.2% of our total revenue in 1999, as compared to less than 1.0% in 1998.

   Cost of revenue was $22.3 million, or 70.9% of revenue, for the year ended December 31, 1999, compared to $9.9 million, or 75.0% of revenue, for the year ended December 31, 1998. During 1999, we began migrating a portion of our customer traffic onto our own network, which accounted for the decrease in cost of revenue as a percentage of revenue. As we shift more of our customers and traffic onto our network, we anticipate that the cost of revenue will continue to decrease as an overall percentage of revenue.

   Selling, general and administrative expenses were $53.7 million, or 171.1% of revenue, for the year ended December 31, 1999, compared to $23.8 million, or 179.6% of revenue, for the year ended December 31, 1998, representing an increase of approximately 126.3%. This increase resulted primarily from increased overall headcount and headcount-related expenses, as we added employees in all departments. Our employee work force grew from approximately 295 at the end of 1998 to approximately 385 at the end of 1999. Most new hires during 1999 were for back office positions, such as marketing, customer care, operational support systems and finance and accounting.

   Depreciation and amortization was $2.8 million for the year ended December 31, 1999, compared to approximately $321,000 for the year ended December 31, 1998. This increase was primarily attributable to higher capital expenditures in 1999, including the purchase of the IRU from Williams in June 1999.

   Interest expense, net of interest income, totaled $2.7 million for the year ended December 31, 1999, compared to net interest income of approximately $79,000 for the year ended December 31, 1998. This increase was attributable to higher debt balances outstanding during 1999.

   The net loss increased to $50.1 million for the year ended December 31, 1999, compared to $20.7 million for the year ended December 31, 1998, for the reasons discussed above.

   We also accrued preferred dividends of approximately $1.7 million with respect to the Series B Preferred Stock we issued in 1999.

Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

   Revenue was $13.2 million for the year ended December 31, 1998, compared to $3.7 million for the year ended December 31, 1997, representing an increase of approximately 261.1%. This increase was principally due to the beginning of our selling services to business customers through our direct, Branchise and independent agent channels in January 1998. During the year ended December 31, 1998, business customers generated the majority of overall revenue. Substantially all of our revenue during 1997 was derived from sales to residential customers.

   Cost of revenue was $9.9 million, or 75.0% of revenue, for the year ended 1998, compared to approximately $2.5 million, or 68.3% of revenue, for the year ended December 31, 1997. This increase was due primarily to our shift in early 1998 from our focus on residential customers to business customers.

   Selling, general and administrative expenses were $23.8 million, or 179.6% of revenue, for the year ended December 31, 1998, compared to $3.1 million, or 84.6% of revenue, for the year ended December 31, 1997. This increase was due to substantial increases in the number of direct sales force professionals, increased marketing programs and associated salaries and other headcount-related expenses.

   The net loss was $20.7 million for the year ended December 31, 1998, compared to $2.1 million, for the year ended December 31, 1997.

Liquidity and Capital Resources

   We have made significant capital investments to deploy our network and develop our operational support systems. Additional capital will be required to continue to expand our network, implement our operational support systems, increase our customer base and fund operating losses. Future capital expenditures for switches and switch-related equipment, including site construction costs, to complete Phase I of our network deployment will be significant. We expect capital expenditures of approximately $60 million for the last three quarters of 2000 and approximately $21 million during 2001 in order to complete our Phase I deployment. We believe that the net proceeds from this offering, along with amounts available under a credit agreement we have with Nortel and other vendor financing and cash generated from our operations, will be sufficient to meet our planned capital requirements for Phase I of our network deployment and to fund our anticipated operating losses for that phase. However, if we choose to enter additional markets, enter markets earlier than currently anticipated or make acquisitions, or if we exceed market penetration estimates, then we may require additional capital to continue our growth and operating plans. If we fall significantly short of our estimates for operating and financial performance, we may also require more capital. Furthermore, we may need additional financing for future capital expenditures to implement our business plan, which includes constructing our network and our operational support systems; offering new broadband communications services; and paying scheduled principal and interest payments on our debt. We will need to raise significant additional capital in order to fund Phase II of our network.

   Our funding to date has come from a variety of sources, including venture funds focused on the communications industry and from strategic investors. In August 1999, we completed a series of debt and equity transactions with Williams, Nortel, Allied and Gold & Appel to fund the initial portion of Phase I of our network and the expansion of our operational support systems. Prior to consummating those transactions, our funding was provided principally by Gold & Appel and Atocha, L.P., certain equipment vendors and by financing our receivables.

   Gold & Appel Transfer, S.A. and Atocha, L.P.

   In February 1998, we issued common stock to Gold & Appel and Atocha, in exchange for an investment of $10.0 million. In June of 1998, we sold additional common stock for an additional $10.0 million cash investment. Gold & Appel and Mr. Kenefick subsequently acquired all of Atocha's shares.

   In September 1998, we entered into a revolving line of credit with Gold & Appel for $12.0 million. Interest accrued on unpaid balances at a rate of 12.25% per annum. During 1999, a total of $12.4 million was converted into additional shares of our common stock. In April 1999, we entered into a revolving bridge loan with Gold & Appel for up to $8.0 million. Interest accrued on unpaid balances at a rate of 12.0% per annum. We borrowed a total of $8.0 million under the Gold & Appel bridge loan, and the entire outstanding principal balance of the loan was converted to Series B Preferred Stock in July 1999.

   Williams Communications, Inc.

   On June 28, 1999, we entered into a securities purchase agreement and a long-term Capacity Purchase Agreement with Williams. The Capacity Purchase Agreement grants us a twenty-year IRU for capacity on Williams' network valued at approximately $60.0 million. We paid the net present value of approximately $25.0 million for the IRU, paying $5.0 million in the form of network credits when we executed the Capacity Purchase Agreement and committing to pay the balance over a seven-year term with interest at 12.0% per annum. Under the Securities Purchase Agreement, we issued shares of Series A Preferred Stock in exchange for $5.0 million in cash and $5.0 million in network credits, which were used in the initial payment for the IRU. The Series A Preferred Stock was converted into Series B Preferred Stock at the closing of the Series B Preferred Stock offering in July 1999.

   Nortel Networks Inc.

   In July 1999, we entered into a Securities Purchase Agreement with Nortel, under which we issued shares of our Series B Preferred Stock in exchange for a $20.0 million cash investment. We also entered into a Credit Agreement, consisting of a $120.0 million Advancing Term Loan Facility, a $10.0 million Revolving Credit Facility and a $10.0 million term loan from Allied (described below). For every dollar borrowed to fund Nortel products and services, we can borrow an additional 50 cents under the Advancing Term Loan Facility to pay for other capital expenditures and operating costs related to the build-out of our network. The Revolving Credit Facility is for working capital and general corporate purposes, borrowings against which are based on the balance of our eligible accounts receivable, as defined in the Credit Agreement. Borrowings under the Credit Agreement are secured by a first priority lien on all of our assets.

   We may use the Advancing Term Loan Facility to pay for products and services provided by Nortel until August 2001, and we are required to repay such borrowings over a five-year period thereafter. Based on the level of borrowings at March 31, 2000, principal payments are scheduled to begin in the fourth quarter of 2001. The Credit Agreement includes customary affirmative and negative financial, operating and other covenants and events of default, including covenants requiring us to meet specified EBITDA, revenue, capital expenditure and debt service targets. Covenants in the Credit Agreement also limit our ability to incur additional indebtedness and restrict our ability to pay cash dividends and make other distributions to stockholders.

   The Credit Agreement permits us to designate all or any portion of the borrowings as either a floating base rate advance, with an applicable margin of 3.5%, or a Eurodollar rate advance, with an applicable margin of 4.5%. Interest on base rate loans is due monthly. Interest on Eurodollar loans is due at the end of the applicable loan period. Borrowings under the Credit Agreement carried interest at rates ranging from 10.15% to 10.68% as of December 31, 1999. As of March 31, 2000, we were permitted to borrow up to an additional $80.9 million under the Credit Agreement. We have also agreed to issue warrants for 222,961 shares of our common stock to Nortel under certain circumstances but only if this offering is not consummated by October 31, 2000.

   Allied Capital Corporation

   In August 1999, as part of the Credit Agreement with Nortel, we entered into a term loan agreement with Allied. We borrowed $10.0 million from Allied, bearing interest at 12.0% per annum, with interest payable monthly. The Allied loan matures on July 30, 2006. In connection with the Allied loan, we issued a warrant to purchase 474,160 shares of our common stock for a nominal amount. The value of the warrant is reflected as a discount to the debt and an increase to additional paid-in capital, and is being amortized over the life of the loan through a charge to interest expense.

   We also issued shares of our Series B Preferred Stock to Allied in exchange for a $5.0 million cash investment.

   Capital Leases

   We have entered into a number of capital lease arrangements for the purchase and use of network, computer and office equipment. Total balances outstanding under capital leases at December 31, 1999 were approximately $4.2 million. Assets obtained under capital leases had an original cost of approximately $4.9 million. These leases are of varying terms, and we intend to continue to utilize capital lease arrangements as we continue to grow our business.

   Series B Preferred Stock

   In July and August 1999, in a private placement, we issued Series B Preferred Stock to each of Gold & Appel, Nortel and Allied, as described above. In addition, at the closing of these transactions, Williams converted the Series A Preferred Stock to Series B Preferred Stock. The Series B Preferred Stock is entitled to cash dividends of 8.0% per annum, which may be paid in the form of additional shares of Series B Preferred Stock at our option.

   The Series B Preferred Stock has provisions entitling the holders to convert the value of their stock into shares of common stock at any time based upon an initial conversion price of $7,730 per share ($7.73 per common stock equivalent share), subject to certain anti-dilution provisions. Upon closing an initial public offering, as defined, the shares of Series B Preferred Stock plus 50.0% of any unpaid dividends convert into shares of common stock. The remaining dividends are either payable in cash or shares of common stock at our option. If, on or before the seventh anniversary of the issuance date, we have not completed an initial public offering, a liquidation or a sale of our company, then the holders of the Series B Preferred Stock have the right to redeem their shares for cash equal to $7,730 per share, subject to adjustment, plus all accumulated and unpaid dividends thereon.

   Series C Preferred Stock

   On April 20, 2000, in a private placement, we issued 1,362,089 shares of Series C Preferred Stock for $10.0 million in cash to Gold & Appel, Nortel, Allied, and The Foundation for the International Non-Governmental Development of Space, and $2.0 million from Williams in the form of a credit against current year payments on our Capacity Purchase Agreement. The Series C Preferred Stock is entitled to dividends of 8.0% per annum, with half the accrued and unpaid dividends payable in cash and half payable in the form of additional shares of Series C Preferred Stock upon conversion, which occurs automatically upon the consummation of an initial public offering with at least $25.0 million in net proceeds to us.

   Loan Agreement with Gold & Appel

   On April 13, 2000, we entered into a $35.0 million loan agreement with Gold & Appel. We may borrow funds under the loan agreement at any time from July 5, 2000 until the earlier of July 5, 2001 or the closing of this offering. Amounts outstanding under the loan agreement bear interest at a rate of 12.0% per annum. Amounts outstanding under the loan agreement may be converted at the election of holders of 75% of our Series B Preferred Stock into common stock at a price per share which is equal to the conversion price per share of any convertible preferred stock (or the price per share of any common stock) we issue between April 13, 2000 and the closing of this offering. Amounts outstanding under the loan agreement may be repaid at any time, but must be repaid upon the earlier of July 5, 2001 or the closing of this offering.

   Historical Cash Flows

   For each of the three years in the period ended December 31, 1999, we used cash in our operations of approximately $36.8 million, $17.6 million, and $1.9 million, respectively, consisting primarily of our net loss offset by depreciation expense and changes in certain operating asset and liability amounts. We expect to continue to use cash in our operations through the end of 2001.

   Cash used in investing activities in each of the three years ending December 31, 1999 was approximately $12.9 million, $4.5 million, and $42,000, respectively, consisting solely of cash used for capital expenditures. In addition to the cash used in 1999, we also have obtained another approximately $40.8 million of assets through financing arrangements, including the Williams strategic partnership ($24.8 million), the Nortel Term Loan ($12.1 million) and various capital leases ($3.9 million).

   Cash from financing activities was approximately $71.3 million in 1999, consisting of $35.6 million in proceeds from the various debt arrangements discussed above, $36.7 million in net proceeds from the issuance of the Series B Preferred Stock, and $0.5 million from the issuance of common stock. These amounts were offset by payments on debt obligations of approximately $1.5 million in 1999. In 1998, cash from financing activities was $22.9 million, primarily consisting of proceeds from the issuance of common stock and the reissuance of treasury stock. In 1997, cash from financing activities was approximately $1.9 million, consisting of net proceeds on a line of credit and proceeds from the issuance of common stock.

   Our working capital was approximately $3.6 million at December 31, 1999, compared to a deficit of approximately $2.5 million at December 31, 1998. The increase primarily is due to increased cash balances on hand at December 31, 1999 from the capital raised in the debt and Series B Preferred Stock transactions.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, and cannot be applied retroactively. SFAS No. 133 establishes accounting and reporting standards, requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company plans to adopt SFAS No. 133 effective January 1, 2001.

   In June 1999, the FASB issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, dark fiber is considered integral equipment and accordingly title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. After June 30, 1999, the effective date of FASB Interpretation No. 43, sales-type lease accounting is no longer appropriate for dark fiber leases and therefore the Company's future dark fiber transactions will be accounted for as operating leases unless title to the fibers under lease transfers to the Company.

Year 2000

   In late 1999, we completed a program of testing and remediation of our systems with respect to their ability to process dates from January 1, 2000 and beyond. Because of these efforts, we experienced no significant disruption in our operational support and other systems, and we believe that these systems successfully responded to the year 2000 date change. Our efforts did not require a significant commitment of resources or expense. We are not aware of any material problems resulting from year 2000 issues, either in respect to our service offerings, operational support and other systems, or the products and services of third parties used in our business. We will continue to monitor our operational support and other systems, as well as those of our third-party vendors, throughout 2000 in order to promptly address any latent year 2000 matters.

Quantitative and Qualitative Disclosure About Market Risk

   We do not have operations that are subject to risk arising from foreign currency fluctuations, and we do not use derivative financial instruments in our operations or investment portfolio (although Nortel, as the administrative agent under our credit agreement, may require us to enter into hedging transactions with respect to the interest payments we make under the credit agreement). Our earnings are affected by changes in interest rates, because a significant portion of our indebtedness under the credit agreement bears interest at a variable rate that is based upon either the prime rate or LIBOR. If interest rates for this indebtedness increase 1/8% during 2000 as compared to 1999, our interest expense would increase by approximately $270,000, and our loss before taxes would increase by the same amount. These amounts are determined by considering the impact of the hypothetical interest rates on our cost of borrowing and anticipated indebtedness.

                                    BUSINESS

Overview

   We are a nationwide integrated communications provider using state-of-the-art technology and a solutions oriented, face-to-face sales approach focused on medium-sized business customers. We believe that our competitive advantages are our experienced, data-oriented nationwide sales force, our integrated operational support systems and our nationwide integrated data and voice network. We currently offer an integrated or bundled package of broadband Internet, local and long distance services and a suite of value-added data and voice communications applications, including Web hosting, virtual private networks using Internet Protocol and frame relay. We deliver these services and applications primarily over a broadband T-1 connection, or in some cases, over a digital subscriber line, called a DSL, connection.

Business Strategy

   The key elements of our strategy are to:

   Focus on Medium-sized Business Customers. Our medium-sized business customers typically have limited information technology resources and do not have a full-time communications professional. We have also found that many of our target customers have been under-served by other carriers and have been unable to purchase integrated services from a single vendor. Therefore, our target customers respond favorably to our consultative, solutions-oriented, face-to-face sales approach and the value proposition of our integrated broadband services offering. We estimate that our target customers will account for approximately 15% of the $295 billion data and voice communications market during 2000. By focusing our efforts on medium-sized business customers and offering them integrated communications services designed to meet all of their data and voice communications needs, we believe we will continue to achieve rapid revenue growth.

   Offer Integrated Communications Services Using a Single Broadband Connection. We provide an integrated bundle of communications services, including broadband Internet, local and long distance services and a suite of value-added services such as Web hosting, virtual private networks using Internet Protocol and frame relay. We deliver these services and applications over either an integrated broadband T-1 or, in some cases, a DSL connection. We believe our target customers purchase our "integrated T-1" because it offers a better value proposition by delivering data and voice communications over a single dedicated line while other carriers' networks require customers to purchase these services over multiple lines. We bill our services using a single electronic invoice or, if the customer prefers, by mail. We are currently developing various additional service offerings, including unified messaging services, remote local area network access services, Web site and e-commerce development, enhanced Internet applications services, managed network services and application hosting services.

   Capitalize on Multiple Sales Channels. We market to our target customers through proven nationwide sales channels, including direct sales, Branchises and independent agents, to maximize our selling efforts. As of March 31, 2000, we had 200 direct sales professionals in 15 sales offices, 11 Branchises with approximately 50 sales representatives and an additional 25 independent agents; together, these sales channels serve a total of 21 markets. Each channel has been designed to scale quickly through a combination of proven business processes and training techniques. Our sales force has been selling broadband Internet and long distance service since January 1999 and began selling local service in New York, Chicago, Los Angeles, Long Island and Anaheim in March 2000. As we introduce local service in other markets, and as we offer additional services, we expect to realize significantly increased revenue from our existing customer base and to secure larger initial sales from new customers. By the end of 2000, we also expect to open six additional direct sales offices, enter into 10 additional Branchise relationships and recruit seven additional agent sales managers.

   Implement Integrated Operational Support Systems. We have developed and are continuing to implement our integrated operational support systems that can scale to support our anticipated rapid growth. Our operational support systems synchronize multiple tasks, including order entry, service installation, billing, customer care, network management and financial reporting. Unlike the legacy systems of other carriers, our systems will allow a seamless flow of customer information from sales to service to billing. This capability will shorten our provisioning cycle, expedite service to the customer and enhance our customer care. We are also implementing an electronic interface, referred to as electronic bonding, linking our operational support systems directly to Ameritech, Bell Atlantic, Pacific Bell and other established telephone companies to automate the provisioning of customers onto our network. Our approximately 50 systems professionals are continually refining the integration of these systems, adding new enhancements and incorporating new technology to improve our customers' experience and our own operations.

   Provide Superior Customer Care. We strive to provide one call resolution capability to all of our customers to resolve any customer issue, ensure customer satisfaction and maximize retention rates. Under this approach, our customer care representatives, known as CCRs, are the single point of contact for our customers, and they are accountable for resolving any customer issue, including ordering, provisioning, network repair or billing. The CCRs have access to an integrated and centralized database that contains all of our customers' information, which allows us to provide our customers with accurate and up-to-date status reports. The CCRs are located in the same facility as our provisioning, credit analysis and billing support groups, giving them direct and immediate access to the personnel with the expertise to solve customer service issues as they arise.

   Deploy an Integrated and Flexible Nationwide Network. We employ a "smart build" strategy, installing integrated data and voice switches, purchasing long haul fiber and leasing local fiber where we have, or plan to have, a sales presence. Owning these components of our packet-switched network enables us to enhance the quality of our service offerings and accelerate the implementation of new technologies as they become available. As of March 31, 2000, we have installed 10 packetized switches, and we intend to install 11 additional switches during 2000. At the end of Phase I, our packet-switched network will include switches in 21 cities, serving 26 markets where we have or expect to have a sales force. In addition, we entered into a strategic partnership with Williams and purchased approximately 9,000 OC-3 fiber miles to connect all of our switches. Through this strategic partnership with Williams, we can service customers in markets where our traffic does not yet justify installing a switch. Currently, this will enable us to reach customers in 14 additional markets.

   Develop Advanced Service Offerings and Applications Through Strategic Relationships. We partner with companies that provide leading data and voice applications to offer comprehensive communications solutions to our customers. We believe the commercial distribution of advanced service offerings and applications can be achieved in three ways: by building the application internally, by partnering with third parties or by purchasing applications for integration into our service offerings. While we may develop certain products and services internally, we believe there are a large number of applications and advanced service offerings offered by other companies that will be valuable to our customers. We intend to partner with these companies, acting both as a network to host and deliver their applications and as a distribution channel to reach end-users. We believe that by owning the customer relationship and the network platform and partnering with third parties to provide advanced service offerings and applications, we will most efficiently deploy our capital and maximize the value of our investments.

   Benefit from Experienced Management and Sponsorship. We believe that the quality of our senior management is critical to the successful implementation of our business plan. Each of our top 15 executives have an average of over 15 years' experience in the communications industry. These executives have significant experience in marketing, sales, customer care, operations, network deployment and finance at major Internet, local and long distance companies, such as MCI Metro, Level 3 Communications, IBM Global Networks, Epoch Networks, Qwest International, Bell Atlantic, MCI WorldCom, AT&T, Cable & Wireless and Frontier Communications/Allnet Communications.

   We also benefit from the experience of our outside directors and equity sponsors. Our outside directors have extensive experience developing competitive Internet and telecommunications companies, such as Erols' Internet, Epoch, LCI International, Esprit Telecom Group PLC and Qwest. Our equity sponsors include: Gold & Appel Transfer, SA, a venture capital fund specializing in communications; Allied Capital Corporation, a publicly-traded finance company; Nortel, a leading network equipment provider; and Williams, a national wholesale fiber optic capacity provider.

Strategic Relationships

   We believe that, in order to provide a comprehensive and integrated suite of data and voice services over a single network, it is critical to enter into strategic relationships. In order to rapidly deploy our network, we have entered into alliances with Williams and Nortel, whom we believe to be the market leaders for communications network and equipment.

   With Williams, we entered into a 20 year $25 million IRU for approximately 9,000 miles of OC-3 fiber capacity. In return, Williams committed to purchase $10 million of equity, consisting of $5 million in cash and $5 million in network credits, and to finance the $20 million balance of the purchase price for the IRU. We also collocate certain of our network equipment in Williams' facilities, use the Williams network to extend our own network, have access to Williams' senior management for strategic and network planning and have use of their testing lab to evaluate new technology before adopting it.

   Our partnership with Nortel has provided us with a turnkey solution for our nationwide network deployment. We were the first company to carry traffic successfully over Nortel's ATM Passport switch. Nortel has invested $20 million in equity and provided us with a $130 million credit facility. As technology evolves and new network products and equipment are developed, our arrangement with Nortel allows us to migrate to next generation technologies as they are introduced and receive significant purchase credits for the equipment we replace.

   We intend to pursue partnerships with additional companies that can help us to leverage our sales force, network and systems infrastructure to provide our customers with a comprehensive data and voice solution. We believe our strategic relationships with Nortel and Williams have enabled us to quickly deploy a nationwide integrated network and will allow us to continue to deliver state-of-the-art solutions to our customers.

Market Opportunity

Data and Voice Communications Market Size and Growth

   Our integrated T-1 service offering can be used by a customer for either data or voice traffic, or a combination of both. The deregulation of the telecommunications industry and the increasing demand for Internet and related data transmission services have created a significant market opportunity for competitive providers of data and voice telecommunications services.

Targeted Customers

   We believe that within the data and voice communications market, our most attractive opportunity consists of medium-sized businesses. We estimate that these target customers will account for approximately 15% of the $295 billion communications market during 2000. Medium-sized businesses have historically been under-served by incumbent carriers, who we believe have generally found that it is not cost-effective to dedicate a significant amount of resources to service these customers. In order to obtain a full package of Internet, data and voice services, our target customers have generally had to purchase services from several different service providers, internally integrate the services and receive and reconcile the bills from each service provider. We believe that our ability to offer integrated data and voice services over a single broadband connection as well as our simplified billing and high quality customer care will provide us a significant competitive advantage to meet the needs of medium-sized businesses.

Targeted Markets

   We are primarily targeting Tier I and Tier II markets in the United States. We define Tier I and Tier II markets as markets with populations greater than 500,000. The following table summarizes market data for our Phase I deployment:

                           Phase I Network Deployment

                                                                 Percent of U.S.
                                                 Estimated Non-      Non-
                                                  Residential      Residential
Phase I Switches(1)                              Access Lines(2) Access Lines(2)
-------------------                              --------------  ---------------
Atlanta.........................................    1,812,137          1.9%
Baltimore.......................................    1,075,960          1.1%
Boston..........................................    3,109,051          3.2%
Chicago.........................................    4,312,474          4.5%
Dallas..........................................    2,395,824          2.5%
Detroit.........................................    1,822,244          1.9%
Houston.........................................    2,094,952          2.2%
Los Angeles.....................................    5,595,715          5.8%
Miami...........................................    1,402,985          1.5%
Milwaukee.......................................      573,060          0.6%
New York........................................    5,566,031          5.8%
Northern New Jersey.............................    1,849,958          1.9%
Orlando.........................................      537,889          0.6%
Philadelphia....................................    2,021,665          2.1%
Phoenix.........................................    1,233,933          1.3%
Sacramento......................................    1,096,211          1.1%
San Diego.......................................    1,359,314          1.4%
San Francisco...................................    3,980,876          4.2%
Syracuse........................................      326,283          0.3%
Tampa...........................................    1,249,614          1.3%
Washington, DC..................................    2,469,124          2.6%
                                                   ----------         ----
Total...........................................   45,885,300         47.8%
                                                   ==========         ====

                          Phase II Network Deployment

                                                 Estimated Non-  Percent of U.S.
                                                  Residential    Non-Residential
Phase II Switches(1)                             Access Lines(2) Access Lines(2)
--------------------                             --------------  ---------------
Austin..........................................      580,862          0.6%
Charlotte.......................................      686,956          0.7%
Denver..........................................    1,352,368          1.4%
Kansas City.....................................      893,613          0.9%
Long Island.....................................    1,667,616          1.7%
Nashville.......................................      421,975          0.4%
Pittsburgh......................................      764,042          0.8%
Raleigh.........................................      432,953          0.5%
St. Louis.......................................    1,051,020          1.1%
Seattle.........................................    1,718,429          1.8%
Stamford........................................      830,691          0.9%
Toronto.........................................           NA           NA
                                                   ----------         ----
Total...........................................   10,400,525         10.8%
                                                   ==========         ====

-----------------------
(1) All market areas represent Consolidated Metropolitan Statistical Areas (CMSAs) as defined within the Statistical Abstract of the U.S., 1997 Bureau of the Census.

(2) All estimates are as of March 31, 2000 and were calculated by Competitive Strategies Group, Ltd., Chicago, Illinois.

Services

   We offer bundled communications solutions tailored to meet the needs of medium-sized business customers. Our integrated IP/ATM network enables us to provide our customers with a variety of competitively priced data and voice service offerings. Our current offerings include the following:

                               Current Offerings

      Data Services                            Voice Services

      Broadband Internet                       Local Voice Services
      IP/Virtual Private Networks              Long Distance Voice Services
      Web Hosting
      Frame Relay
      Private Line
      DSL Internet Access
      Dial-up Internet Access

Integrated Access

   We offer integrated broadband Internet, local access and long distance voice services and applications over a single T-1 connection using our IP/ATM network. This product enables customers that currently are using multiple vendors for their core Internet, local and long distance services to realize increased connectivity speeds, reduced costs, simplified billing and improved customer care. This service also enables customers that have multiple broadband connections for each of their core communication services to consolidate their services on fewer dedicated connections and realize immediate savings by paying for fewer local loops.

   Data Services

  . Broadband Internet. Our customers can purchase bandwidth on either a metered use basis at speeds ranging from 56Kbps up to 1.544 Mbps (T-
      1), or a fixed price basis at speeds ranging from 56Kbps to 45 Mbps (T-3). The metered service offering provides the advantages of allowing customers to only pay for the bandwidth that they use, while at the same time "capping" the cost at the same price as the fixed price alternative if they need the full T-1 capacity.

        We believe that another competitive advantage of our broadband Internet service is that we provide all required equipment, local loop charges and usage for a single price. As most customers do not have suitable equipment on their premises, we have found that they respond favorably to our complete solution, which includes the configuration, installation and maintenance of all necessary customer premises equipment.

  . Virtual Private Networks using Internet Protocol (IP/VPN). We offer our customers Virtual Private Networks allowing them to create a data network between their locations that is secure and reliable, with the added benefit of improved access to the public Internet from all locations. Using Internet Protocol, or IP, instead of dedicated point-to-point circuits, reduces a customer's fixed costs without sacrificing security or availability. Security levels match what customers have come to expect from traditional private lines by using a number of innovative technologies, such as sending encrypted data packages between locations and using customer premises equipment that places a physical barrier between traffic from the public network and the customer's internal network.

        We are able to remotely monitor network availability from our network management centers to ensure traffic is being properly routed and prioritized in relation to other traffic on the network. Our customers can combine our IP/VPN service on a single T-1 with local and long distance services to obtain peak optimization of their broadband capacity. Additionally, customers may transmit voice traffic over their internal VPN. We include the cost of the customer premises equipment, as well as the cost of the local loops, in our one-price, single-bill solution.

  . Web Hosting. We offer a shared hosting solution for our customers to remotely manage their Web sites, e-mail and e-commerce. This service is currently being offered through a private label partnership.

  . Frame Relay. Certain of our customers have equipment that cannot "handle" IP/ATM services. For these customers, we offer the ability to transmit their proprietary data traffic over a secure frame relay network. We offer our customers multiple service options, depending upon their usage pattern and need for guaranteed delivery times. We can either provide the required frame relay equipment or use their existing equipment.

  . Private Line. This service provides high-speed and secure digital connectivity between customer locations for data and voice traffic.

  . DSL Internet Access. We provide synchronous digital subscriber line, known as SDSL, service for high-speed Internet access over standard copper telephone lines. We consider SDSL more desirable for medium-sized businesses than other DSL options because it allows for the same data transfer rate in both directions and is well-suited for bandwidth-intensive applications such as Web hosting, file uploading and video conferencing. We plan to offer SDSL and dial-up Internet access nationwide in conjunction with our integrated access offerings to extend our network to smaller branch offices and telecommuters. These services will be provided through private-label partnerships with nationwide providers.

  . Dial-up Internet Access. We provide private label Internet dial-up access for our corporate customers, enabling them to access our broadband network when traveling or working from home. Customers can use over 950 local access numbers within the United States and nearly 1,500 global access numbers covering more than 150 countries. The service also includes 24 hour help desk support with toll-free number access.
   Voice Services

  . Local Voice Services. In contrast to traditional telephone companies as well as many of our competitors, our broadband local services offer simplified rates and calling areas. We are connected to our customers through either their current private branch exchange, or PBX, digital access trunks or private direct inward and outward dial trunks. We provide all of the traditional and enhanced local services currently provided by the incumbent telephone providers. These services include: operator services, emergency 911, caller identification, three-way calling, call waiting, call transferring and call forwarding. We also originate and terminate interexchange carrier calls placed by our customers. In addition, we offer an integrated services digital network, primary rate interface, or ISDN PRI. By offering ISDN PRI, we can solve customer bandwidth allocation issues by dynamically reconfiguring PBX access to accommodate changes in bandwidth requirements and provide caller identification and routing services to the customer.

  . Long Distance Services. We provide a comprehensive suite of domestic and international long distance services. Our customers can connect to our network via broadband access facilities, which can be integrated with data and local service. We offer a number of outbound and inbound (toll free) long distance packages that meet the needs of our customers, based on their calling volumes and number of locations served. Our service offerings include in-state and interstate calling for both intraLATA and interLATA calling. International termination is available to over 200 countries. These services are available via broadband access, switched access and calling card.

    Planned Services

  In order to enhance our communication solution for our customers, during 2000 we plan to offer the following advanced service offerings and applications:

  . Unified Messaging Services. We intend to offer our customers unified messaging services that allow users to retrieve and respond to voice mails and e-mails remotely by the telephone, email or the Internet. This service will be offered through a private label partnership. This partnership will be invisible to our customers, and the service can be ordered and managed over our secure customer Extranet site.

  . Application Service Providers. We intend to host application service providers on our network, enabling our customers and third parties to access the underlying applications over our network.

  . Web and E-Commerce Site Development. We plan to offer value-added Web and e-commerce services through several private label partnerships which will provide our clients with Web-enabled functions, such as on-line ordering, secure payment processing, procurement, inventory management and customer service.

  . Enhanced Internet Applications Services. Our enhanced Internet application services will include Web-based and Web-managed e-mail services and hosted collaborative applications, such as on-line calendars, on-line meetings, virtual bulletin boards and document sharing.

  . Managed Network Services. Our end-to-end product solutions will include design, installation and management of our clients' data and voice networks. These services will include de-marc extension, channel bank configurations and deployment, router configuration and deployment, network monitoring and managed firewalls.

  . Wholesale Services to Internet Service Providers and Value Added Resellers. We believe that by rapidly deploying our IP/ATM technology throughout our target markets, we will capitalize on additional product and revenue opportunities that will enhance usage on our network. These opportunities include offering Internet and local services on a wholesale basis to other telecommunications companies, such as Internet service providers and value-added resellers, that desire to offer Internet access and local services, but do not have the resources or network facilities to provide these services. This allows these companies to market and resell our services under their own brand name while allowing us to leverage our network capabilities.

Sales Channels

   We have found that segments of the medium-sized business market have different telecommunications needs and buying patterns and, therefore, respond to different sales approaches. To most effectively reach these different segments, we market our services through three principal sales channels: direct sales, Branchise and independent sales agents.

Direct Sales

   We have built an experienced and highly motivated direct sales force consisting of over 200 sales professionals in 15 direct sales offices serving 15 markets as of March 31, 2000. The following table details our existing and planned sales office locations for our Phase I network deployment as of March 31, 2000 and our anticipated staffing levels in these Phase I markets by December 31, 2000. By the end of 2000, we intend to have approximately 330 sales professionals in 21 sales offices serving 22 markets.


                                                        Sales Professionals
                                                    ----------------------------
                                                        As of         Planned
                                     Office Status  March 31, 2000 Year End 2000
Market Served                       --------------- -------------- -------------
Anaheim............................      Open             12             20
Atlanta............................      Open             15             17
Boston.............................      Open             10             17
Chicago............................      Open             15             17
Dallas.............................      Open              1             17
Detroit............................      Open             12             15
Houston............................      Open              6             15
Long Island........................      Open             12             17
Los Angeles........................      Open             13             17
New York--1........................      Open             15             20
New York--2........................      Open              7             14
San Francisco--1(1)................      Open             14             15
San Francisco--2(1)................      Open              9             17
Schaumburg.........................      Open              3             12
Washington, DC(2)..................      Open             12             15
San Diego.......................... Planned by 2Q00       --             15
Miami.............................. Planned by 3Q00       --             16
Tampa.............................. Planned by 3Q00       --             14
Northern New Jersey................ Planned by 4Q00       --             14
Orlando............................ Planned by 4Q00       --             12
Philadelphia....................... Planned by 4Q00       --             14

-----------------------
(1) These offices also serve San Jose, CA and Oakland, CA.
(2) This office will also serve Baltimore, MD.

Each sales office is led by a general manager who is responsible for attaining office revenue targets. The general manager is supported by two sales managers and a direct sales team, made up of five to seven people, with two distinct roles: initial customer acquisition and customer relationship management.

  Customer Acquisition Team

   The following members of each customer acquisition team develop potential target customers, pursue initial customer relationships and close product sales:

  . Major Business Analysts. Our Major Business Analysts typically have over five years of telecommunications sales experience and focus on the larger businesses with extensive and complex telecommunications needs. The Major Business Analysts also implement vertical marketing strategies for greater return on prospecting and qualifying potential customers in major markets.

  . Senior Communications Analysts. Our Senior Communications Analysts, or SCAs, typically have one to three years of telecommunications sales experience and focus on delivering the full spectrum of data and voice services we offer. SCAs are also responsible for assisting in the training of Communications Analysts. In addition, SCAs meet with new customers to review and explain their first month's bill.

  . Communications Analysts. Our Communications Analysts have up to a year of telecommunications sales experience and focus on delivering our full offering of data and voice communications products in a defined area.

  Customer Relationship Management Team

   In addition to supporting our Customer Acquisition Team, the Customer Relationship Management Team is responsible for managing ongoing relationships with our customers. This team includes the following professionals:

  . Integrated Systems Manager. Our Integrated Systems Managers supply technical expertise and support our sales analysts in complex data and voice communications product sales. They are also instrumental in the configuration and installation of customer premise equipment.

  . Business Development Manager. Our Business Development Managers seek to increase our potential revenue per customer by identifying the customer's evolving communications requirements and delivering a broader spectrum of our communication solutions to suit their needs, as well as roll out new products as they become available.

  . Branch Administrator. Our Branch Administrators are responsible for maintaining and auditing quality order standards and implementing and ensuring policies and best practices are implemented within each office.

   To attract and motivate sales executives, we provide a comprehensive compensation package that includes a base salary, stock options and an attractive commission plan for achieving certain levels of performance. Commissions and bonuses are based on specific quotas for services, emphasizing the sale of integrated services. We believe that our commitment to recruiting, training, activity management and equity participation will be critical to achieve our direct sales objectives.

  Training

   We have developed a 10-week training program, NETtel University, for new direct sales employees. The program includes classroom-oriented training that covers our culture and mission, the fundamentals of the data and voice communications industry, our product and service offerings and selling and activity management skills. This classroom experience will be augmented with field training where new recruits will observe seasoned sales representatives and develop potential customers. In addition, we have designed and implemented an advanced sales training program, an on-line training course for direct sales offices and technical training covering advanced data applications, dedicated T-1 and DSL services. We believe our training program will provide our direct sales force with the skills necessary to execute a consultative sales approach and product knowledge critical to delivering a complete solution for the complex telecommunications needs of medium-sized businesses.

  Branchise Sales

   A Branchise is a cooperative relationship between our company and an independent, experienced telecommunications sales professional, who we typically recruit in secondary markets to complement our direct sales force. Branchises build a sales team exclusively to sell our services in exchange for sales commissions, operational support and advance payments. Branchises use pre-existing relationships, community sale canvassing and cold calls to sell our services. We believe that the Branchise program enables us to reach customers cost-effectively in regions that may not justify a direct sales office. Each Branchise location typically has three to five sales people in each office. We currently have 11 Branchise locations serving eight markets, and we expect to have up to nine additional Branchises by the end of 2000.

   Our current Branchise locations include:

  .   Chicago, IL (2)

  .   Denver, CO

  .   Des Moines, IA (2)

  .   Long Island, NY

  .   Phoenix, AZ (2)

  .   San Diego, CA

  .   Syracuse, NY

  .   Tampa, FL

   Branchises are required to develop a three-year business plan, including sales projections and capital requirements, and to have at least $50,000 available to invest in the Branchise. Branchises typically have three to five sales professionals, who earn both new-business and residual commissions and can participate in our equity compensation program. See "Certain Relationships and Related Transactions -- Branchise Warrants." Branchises and their employees typically participate in an initial training session conducted by one of our regional Branchise managers, as well as in ongoing monthly training. Regional managers monitor the ongoing performance of the Branchise and review monthly sales results.

   Under the standard three-year Branchise agreement, we are committed to advancing operational support payments to be netted against commission payments for up to 12 months, provided that the Branchise achieves designated revenue and employee targets. In addition, our Branchise agreements prohibit Branchises from soliciting our Branchise-procured customers on behalf of any other communications carrier, and from changing, altering or tampering with such customers during the term of the agreement and for two years thereafter.

   Our Branchise team has successfully implemented this Branchise program at two previous telecommunications carriers, Allnet and Frontier. The senior management team has worked together for the past seven years and has successfully recruited former successful Branchises to open Branchise offices for us.

  Independent Agents

   We also market our services through an independent agent program. We hire agent sales managers, or ASMs, with an average five years' experience as successful sales people to manage our agents. ASMs are located throughout the country and are responsible for recruiting and training independent agents. Independent agents primarily utilize pre-existing relationships or referrals for sales. New recruits generally have at least three to five years of experience in marketing communications services. Many of these independent agents have longstanding relationships with businesses in particular geographic markets and employ sub-agents with similar customer relationships. We have trained these agents who have previously only sold a long distance product to sell dedicated Internet and voice products, which have dramatically improved their positioning with their longstanding customers.

   As of March 31, 2000, we had eight ASMs in eight cities, as follows:

  .   Atlanta, GA

  .   Dallas, TX

  .   Denver, CO

  .   New York, NY

  .   Oakland, CA

  .   Orlando, FL

  .   Panama City, FL

  .   Washington, DC

In addition, as of March 31, 2000, we had non-exclusive agreements with 25 active independent agents. Each agent manager is responsible for recruiting and managing up to 10 independent agents in eight cities. We plan to employ a total of 15 ASMs managing up to 150 agents by the end of 2000.

Customer Operations

   We have designed and staffed our customer operations team to manage all stages of the customer relationship beginning when an order is submitted. The team is responsible for quality order standards, provisioning, billing, maintenance, repair and all other customer care issues. We believe a single team managing the customer relationship enables us to provide one of the highest levels of customer care in the industry.

Customer Care

   We use state-of-the-art technology and experienced employees to provide a highly responsive and efficient customer care experience. Our integrated operational support systems and Web-based customer care solution allow us to provide our customers with up-to-date information regarding their order status, billing history, management and usage reports and network performance.

  One Call Resolution

   We strive to provide a one call resolution capability to all of our customers. Unlike traditional communications companies where customers typically experience multiple handoffs across the organization, from service delivery to customer care, to credit and collections, to billing support and to repair, our customer care representatives, known as CCRs, are the single point of contact for our customers. CCRs are accountable for resolving any customer inquiry, including service delivery, credit issues, network repair or billing. CCRs are located in the same facility as our provisioning, credit analysis and billing support groups, giving them direct and immediate access to the personnel with the expertise to solve the most common customer service issues and quickly resolve any customer issue. In order to further streamline customer care, we are implementing Clarify, a leading customer relationship management system that is seamlessly integrated with an automated call distribution platform. This system identifies the incoming customer call and matches it with the complete customer record, which appears on the CCR's computer screen and provides the CCR with access to all of the customer's current account information.

   Our integrated customer care approach reduces provisioning time, improves provisioning accuracy and enables us to solve customer issues expeditiously while preventing duplicative calling. Our customer care department is designed to be highly scalable to accommodate rapid expansion of our customer base and revenue. We offer customer care 24 hours a day, seven days a week using a combination of internal CCRs and third-party relationships.

   iCARE

   We launched our Web-based customer care solution, iCARE, in August 1999. This service allows our customers to go on-line to report trouble tickets, review their bill, pay their bill and generate numerous usage reports. In addition, customers can research numerous product features and benefits and request additional information. By year-end, we plan to offer our customers the ability to obtain automated service activation capabilities and to modify the services they receive through our Web site, www.NETtel.com.

Operations

   Provisioning

   We align the responsibilities of our provisioning department with our sales channels by building dedicated activation teams for direct sales, Branchises and independent agents.

Employees in our provisioning department are also motivated by incentives based upon meeting our overall monthly revenue targets. As we continue to implement our integrated operational support systems, we expect to automate all stages of the provisioning process which will include real-time audit and reporting capabilities.

   Billing Support

   Our billing support department is responsible for ensuring that customers receive bills that accurately reflect both services and prices. This department supports our CCRs and our credit collections department with complex research requests and dispute analysis, and its overall performance is evaluated based in part upon revenue assurance.

Operational Support Systems (OSS)

   We believe our integrated OSS, which is designed to support scalable, sustainable and predictable business capabilities, will provide us a significant competitive advantage by enabling us to offer superior customer care and maximize our order through-put. To realize this objective, we have hired a team of approximately 50 full-time engineering and information technology professionals with significant experience in the data and telecommunications industries.

   Architecture

   We have adopted a core architecture and systems integration approach in order to provide rapid implementation and deployment of our operational support systems. Our fully integrated "plug and play" architecture supports the transportation of information between the core functional components of operational support systems by means of a single integrated platform, known as the back plane, linking all components. This architecture is more efficient than legacy systems, which are generally less stable and more expensive and complex to maintain, upgrade and integrate. We believe our operational support systems approach facilitates the ability to provide an intimate customer portal for customer service and customer self-service activities using our iCARE application on our Web site.

   The figure below illustrates our strategic architectural approach, indicating the functional areas that are integrated using the back plane. Commercial off-the-shelf applications are initially identified for functional abilities and architectural compatibilities; next, we implement the applications, core capabilities or appropriate "out-of-the-box" functionality; finally, we incrementally make application functionality available for use based on requirements.

               [Operational Support System Diagram Appears Here]

   We believe that our integration strategy for our operational support systems will provide significant competitive advantages in terms of efficiency, capacity to process large order volumes and the ability to deliver exceptional customer care. We are developing a seamless end-to-end system that will synchronize multiple business processes. This system will allow information to be entered once and at the appropriate time within our sales, customer care, trouble management and billing process. Information will then be shared between the various components of our systems. Our single entry process is less labor intensive, reduces the margin for error and significantly decreases the sales to billing interval.

  Overview of Applications

   All of our core applications are seamlessly integrated into a single system. The following applications are components of our operational support systems:

Vendor                                 Function
------        ----------------------------------------------------------
Vitria        Systems Integration/Process Automation Back Plane
Clarify       Sales Force Automation, Order Entry and Trouble Management
MetaSolv TBS  Provisioning, Inventory and Order Management
DSET          Gateways and Electronic Bonding to the RBOCs
Cygent        iCARE, Customer Relationship and Self Service
EDS/Saville   Billing, Mediation and Fraud Prevention
Lawson        Financial Systems and Decision Support
Harris        Network Management
ADA           Traffic Management
Essbase       Decision Support
Brio          Decision Support and Reporting

  Systems Integration/Process Automation Back Plane

   We are currently in the process of integrating all of the previously listed core applications utilizing Vitria software. This software, allows us to create a "plug and play" component solution to systems integration, eliminating the need to write customized programs to integrate our software applications.

  Sales Force Automation, Order Entry and Trouble Management

   We are integrating Clarify, Cygent and MetaSolv to provide an automated order entry, trouble management and sales force automation package. Clarify provides us the ability to have orders entered directly in the sales offices and ensures that all orders are submitted accurately. Clarify interfaces with MetaSolv and enables us to have flow-through order management from point-of-sale to the billing system. In addition, our integration approach provides our sales offices with real-time updates on the progress and status of orders and trouble tickets so that the sales representatives can provide customers with accurate and timely updates.

  Provisioning, Inventory and Order Management

   We have entered into an agreement with Metasolv Software, Inc. to license its Telcom Business Solution software to manage our order entry, installation, network design, inventory and process management and which interfaces with our network providers. This software interfaces with our network providers and allows our sales team to monitor the status of the order through service implementation.

  Gateways and Electronic Bonding to the RBOCs

   We have licensed software from DSET that will give us the ability to electronically exchange order information with RBOCs. While many communications providers still initiate service for a customer by sending faxes or e-mails, or in some cases, by remote data entry, our electronic bonding will directly feed into the RBOCs' computer systems so that orders are processed on an automated basis. By directly accessing the billing and service order records of the RBOC, we are able to confirm in real time receipt and installation of service orders.

  iCARE, Customer Relationship and Self Service

   In August 1999, we introduced iCARE, our proprietary on-line customer care portal, that enables customers to view and pay their bills, as well as obtain numerous usage and management reports, over our secure Web site. In addition, customers can trouble-shoot minor service issues or receive information about additional product features and benefits. We continually add new functionalities to iCARE and plan to offer our customers the ability to modify their service directly over our Web site, which will be automatically provisioned to our switch. The iCARE environment is currently being transitioned to the Cygent framework, which will allow us to create a one-to-one customer integration.

  Billing, Mediation and Fraud Prevention

   We have entered into an agreement with Saville Systems to utilize its Saville Express Software. We will continue to use the EDS IX-plus platform until we transition to Saville. Saville's product enables us to combine and bill current and future service offerings and present the information on a single bill for our customers. This system supports customer care functions, including billing inquiries and collection processes. Call detail records, such as the billing records generated by our data or voice switches, will be automatically processed in order to calculate and produce bills in a variety of formats. Customers will be able to choose specific management reports and access their account information over our Web site. The functionality of the application allows rapid and flexible changes to product pricing, rating and provisioning without significant provisioning time. In addition, our mediation and fraud solutions will enable us to monitor abnormal usage patterns and respond accordingly.

  Financial Systems and Decision Support

   In January 2000, we launched our enterprise accounting system, the Lawson INSIGHT Business Management System. We implemented the general ledger and procurement modules and are currently implementing the project management and human resources modules. Lawson will receive information feeds from our billing system (Saville), our provisioning system (MetaSolv) and our electronic bonding system (DSET), which will enable us to more efficiently compile financial information from all of the functional areas of the company. In addition, we built datamarts using Essbase, which enable us to create numerous key performance indicators, as well as enhance reporting of revenue and facilities costs using Brio and other decision support tools.

Network Design

   We employ a "smart build" strategy, installing integrated data and voice switches, purchasing long haul fiber and leasing local fiber where we have, or plan to have, a sales presence. Owning these portions of our network enables us to enhance the quality of services and implement new technologies as they become available and allows us to efficiently deploy additional transmission capacity and switching equipment as we grow. As of March 31, 2000, we had installed 10 switches and purchased approximately 9,000 OC-3 fiber miles from Williams. We intend to install 11 additional switches during 2000.

At the end of our Phase I network deployment, we will have switches installed in 21 cities, serving 26 markets where we have, or expect to have, a sales force. In addition, through our strategic partnership with Williams, we have access to facilities reaching an additional 14 markets in which we have customers with traffic volume that does not yet justify installing a switch. Our packet-switched network technology enables us to offer integrated broadband data and voice services over a single connection to our customers. Many of our competitors use separate networks to deliver data and voice services, which is less efficient and more expensive. Our network operations department, which is responsible for all aspects of our network, currently has over 85 professionals.

   We implement our smart build network strategy by installing our integrated data and voice communications switch when we first enter a market so that we can immediately offer an integrated solution to a customer. This strategy requires a larger capital investment up-front; however, we believe that by offering integrated services as quickly as possible in a market, we can capture the majority of a customers' total communications budget, creating a competitive advantage and building barriers to entry. This strategy enables us to generate positive cash flow more rapidly than if we constructed our own transmission facilities.

   Our network enables us to transmit data, local and long distance voice traffic using packetized, ATM protocol over a single T-1 connection. Our IP/ATM backbone allows us to:

  . provide our customers with a cost-effective package of integrated product features and services;

  . realize enhanced gross margins through ATM compression and circuit optimization; and

  .   reduce customer churn.

   We intend to minimize technology risk by purchasing network equipment on a turnkey basis from Nortel and Tellabs. Our ATM-based network includes:

  . SuperNodes, each consisting of a Nortel DMS-500 local and long distance voice switch, a Tellabs DACS, which enables us to separate the data and voice communications traffic once it reaches our central office, a Cisco 7507 IP high-speed router and a Nortel Passport 8780 series ATM switch;

  . CityNodes, each consisting of a Tellabs DACS, Cisco 7507 IP router, an 8780 ATM Passport switch and associated equipment, serving as regional points-of-presence, or POPs, to enable us to aggregate our Internet and voice traffic;

  .   9,000 OC-3 fiber miles connecting our switch sites; and

  .   leased DS3s connecting our central offices.

   We expect the ATM protocol to provide us with significant economic and operational advantages as compared to many of our competitors. Our ATM network permits significant bandwidth compression without a loss of voice quality by continually assessing network traffic volumes and applying bandwidth-saving compression algorithms. We believe that such compression technology will permit us to transport more traffic over leased DS3s than a traditional circuit switched interexchange carrier. Our network employs SS7 signaling and utilizes least cost routing algorithms to minimize costs. In addition to our least cost routing applications, our network will dynamically assess and evaluate network traffic, rerouting traffic in the event of outages or congestion. We expect our network engineering to result in higher call completion ratios for our voice customers and faster data transfer for our data customers.

   We currently are designing application hosting centers that will be built in the same locations as our switches in our Dallas and Washington, DC facilities. Our application hosting centers will enable us to offer on-net Web hosting and application hosting services and also will allow us to provide collocation services for strategic partners and large customers that wish to have a network presence in our facilities. Our secure data centers will encompass 10,000 to 15,000 square feet and will include computer racks, fiber entrance facilities and redundant sources of power.

   The diagram set forth below provides an overview of our ATM network design.

                       [ATM Network Diagram Appears Here]

  Network Management Center

   Our Network Management Center, or NMC, located at our SuperNode site in Washington, DC, enables us to remotely monitor and maintain our nationwide network 24 hours a day, seven days week. Our NMC provides secondary technical support to the field operations force to troubleshoot and resolve all systems and equipment issues in a rapid and transparent manner. It is also the single point of contact for troubleshooting network issues with other carriers.

   The NMC utilizes a Network Management System from Harris Corporation. The Harris Network Management System is a state-of-the-art integrated network management solution used by telecom carriers throughout the world. The system is UNIX and Oracle based, which provides us with a highly reliable and scalable platform to meet our network growth. It also contains integrated trouble resolution and network performance tools to quickly detect, evaluate and respond to changing network conditions. It monitors and controls all network elements within our network.

   Our NMC system is fully integrated not only with the network elements, but also with our other OSS systems. We maintain a redundant NMC server at a different facility. Our NMC became operational in January 1999 and was moved into its permanent location at our Washington, DC SuperNode site in March 2000.

Deployment

   We plan to deploy our network in two phases:

   Phase I

   Our Phase I network deployment is designed to overlay our nationwide sales footprint. This strategy will enable us to quickly migrate existing customers to our network while also providing the infrastructure necessary to provision new customers directly on our network.

   The Company has deployed or expects to deploy Phase I SuperNodes and CityNodes in the following markets:

City                                                 Switch-Type In-Service Date
----                                                 ----------- ---------------
Chicago, IL.........................................  SuperNode       1Q99
Los Angeles, CA.....................................  SuperNode       2Q99
New York, NY........................................  SuperNode       2Q99
Miami, FL...........................................   CityNode       4Q99
Atlanta, GA.........................................  SuperNode       1Q00
Dallas, TX..........................................  SuperNode       1Q00
Phoenix, AZ.........................................   CityNode       1Q00
San Diego, CA.......................................   CityNode       1Q00
Tampa, FL...........................................   CityNode       1Q00
Washington, DC......................................  SuperNode       1Q00
Boston, MA..........................................   CityNode       2Q00
Houston, TX.........................................   CityNode       2Q00
Milwaukee, WI.......................................   CityNode       3Q00
Syracuse, NY........................................   CityNode       3Q00
Baltimore, MD.......................................   CityNode       4Q00
Detroit, MI.........................................  SuperNode       4Q00
Northern New Jersey.................................   CityNode       4Q00
Orlando, FL.........................................  SuperNode       4Q00
Philadelphia, PA....................................   CityNode       4Q00
Sacramento, CA......................................   CityNode       4Q00
San Francisco, CA...................................  SuperNode       4Q00

   Phase II

   In our Phase II plan, we intend to deploy our network in markets that have customer profiles that match our target customers, where we have a newly established sales office or where we open a sales office in parallel with bringing a new switch in service. We have plans to install our network in 12 additional markets representing 12.1% of the total US non-residential access lines by the end of 2001. We will need to raise additional capital to finance our Phase II plan.

       City                                                          Switch Type
       ----                                                          -----------
       Austin, TX...................................................   CityNode
       Charlotte, NC................................................   CityNode
       Denver, CO...................................................  SuperNode
       Kansas City, KS..............................................   CityNode
       Long Island, NY..............................................   CityNode
       Nashville, TN................................................   CityNode
       Pittsburgh, PA...............................................   CityNode
       Raleigh, NC..................................................   CityNode
       Seattle, WA..................................................  SuperNode
       St. Louis, MO................................................   CityNode
       Stamford, CT.................................................   CityNode
       Toronto, Ontario, Canada.....................................  SuperNode

Competition

   The telecommunications industry is highly competitive, and one of the primary purposes of the Telecommunications Act is to foster additional competition. In each of our markets, we compete principally with the ILEC, which is generally one of the RBOCs. The ILECs have long-standing relationships with their customers, financial, technical and marketing resources substantially greater than ours and the potential to fund competitive services with cash flows from a variety of businesses. Furthermore, RBOCs may increasingly be granted certain pricing flexibility and the ability to offer data services without restrictions or obligations that apply to their voice services. These possibilities may permit ILECs to use their captive customer base to subsidize services that compete with ours.

   We also face competition from CLECs and other local competitors in our markets. After the investment and expense of establishing a network and support services in a given market, the marginal cost of carrying an additional call is negligible. Accordingly, in those markets where there are facilities-based CLECs, we expect substantial price competition.

   Other potential competitors in our markets also include resellers, microwave, satellite and other wireless telecommunications providers and RBOCs seeking to operate outside their current local service areas. The development of networks utilizing new technologies, such as terrestrial wireless networks and satellite transmission, which can be used to provide high capacity data, LAN, Internet access and interactive services, might also create significant new competitors that may have a lower cost basis than we have.

   Prices in both the long distance and data transmission businesses have declined significantly in recent years and are expected to continue to decline. In our long distance services, we will face competition from large carriers, such as AT&T Corp., MCI WorldCom, Qwest and Sprint Corporation, as well as from other resellers and companies offering Internet telephony services. In addition, long distance carriers, including AT&T, MCI WorldCom and Sprint, as well as smaller carriers, have begun to offer integrated local and long distance telecommunications services. The RBOCs also are making efforts to gain regulatory permission under the Telecommunications Act to offer their own bundled local and long distance services. Bell Atlantic-New York already has obtained such authority.

   We expect to experience declining prices and increasing price competition. We cannot assure you that we will be able to achieve or maintain adequate market share or margins, or compete effectively, in any of our markets. Moreover, a substantial number of our current and potential competitors may have financial, technical, marketing, personnel and other resources, including brand name recognition substantially greater than ours, as well as other competitive advantages over our business.

Employees

   As of March 31, 2000, we employed approximately 430 employees. In addition to our full-time employees, we also employ part-time personnel from time to time in various departments. None of our employees are covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

Properties

   Our principal executive offices currently are located in Washington, DC; however, we anticipate moving our corporate headquarters to McLean, VA in August 2000. We have entered into a lease for over 113,000 square feet of office space for our new corporate offices. In addition to our corporate headquarters, we lease and sublease office space and switch sites in Addison, TX; Anaheim, CA; Atlanta, GA; Chicago, IL; Houston, TX; Los Angeles, CA; New York, NY; Orlando, FL; Peabody, MA; San Francisco, CA; San Ramon, CA; Schaumburg, IL; Southfield, MI; Washington, DC; and Westbury, NY.

Location                             Type                Square Footage    Lease Expiration
--------                             ----                --------------    ----------------
Addison, TX.............          Switch site                15,207         October 2009
Addison, TX.............         Sales office                 3,691         October 2009
Anaheim, CA.............         Sales office                 3,612         February 2003
Atlanta, GA.............          Switch site                 5,861         September 2009
Chicago, IL.............          Switch site                 5,335         September 2008
Chicago, IL.............         Sales office                 4,646         April 2003
Houston, TX.............         Sales office                 3,392         July 2003
Los Angeles, CA.........          Switch site                 6,000         February 2009
Los Angeles, CA.........         Sales office                 4,310         February 2003
McLean, VA..............      Future headquarters            113,657        August 2010
New York, NY............          Switch site          Approximately 7,000  April 2009
New York, NY............         Sales office                 4,051         March 2003
New York, NY............         Sales office          Approximately 3,500  March 2005
Orlando, FL.............          Switch site                 9,993         July 2010
Peabody, MA.............         Sales office                 4,489         May 2003
San Francisco, CA.......          Switch site                 8,500         March 2010
San Francisco, CA.......         Sales office          Approximately 3,400  March 2005
San Ramon, CA...........         Sales office                 3,247         March 2003
Roswell, GA.............         Sales office                 3,658         April 2003
Schaumburg, IL..........         Sales office                 2,706         March 2003
Southfield, MI..........         Sales office                 3,188         May 2003
Southfield, MI..........          Switch site                10,800         March 2010
Washington, DC ......... Headquarters and sales office       27,801         May 2005
Washington, DC .........          Switch site                28,083         April 2010
Westbury, NY............         Sales office                 3,528         May 2003

   We consider that, in general, our physical properties are well maintained, in good operating condition and adequate for our purposes.

Legal Proceedings

   We are not a party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

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

                               GOVERNMENT REGULATION

   The following summary of regulatory developments and legislation, while not exhaustive, describes the primary present and proposed federal, state and local regulation and legislation that is related to the Internet and telecommunications industries and could have a material effect on our business. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industries operate. We cannot predict the outcome of these proceedings or their impact upon the Internet and telecommunications industries or upon us.

Overview

   Our telecommunications services are subject to federal, state and local regulation. The FCC exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate or terminate interstate or international communications. State regulatory commissions exercise jurisdiction over facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, as a result of the passage of the Telecommunications Act, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Telecommunications Act. In particular, state regulatory commissions have substantial oversight over the provision of interconnection and non-discriminatory network access to CLECs. Local governments often regulate the public rights-of-way necessary to install and operate networks.

Federal Regulation

   The Local Competition Provisions of the Telecommunications Act

   The Telecommunications Act provides for comprehensive reform of the nation's telecommunications laws. The Telecommunications Act is designed to enhance competition in the local telecommunications marketplace by removing state and local barriers to market entry by competitive telecommunications providers, requiring ILECs to provide interconnection to their facilities, facilitating the end user's choice to switch service providers from ILECs to CLECs and requiring access to public rights-of-way.

   The Telecommunications Act specifically requires all local exchange carriers (including ILECs and CLECs) not to prohibit or unduly restrict resale of their services; to provide, to the extent technically feasible, the ability of customers to retain their telephone number when they change telecommunications providers; to provide nondiscriminatory access to telephone numbers and directory listings; to afford access to poles, ducts, conduits and rights-of-way; and to establish arrangements by which local telephone companies will compensate each other for exchanging telecommunications traffic.

   ILECs have numerous additional obligations toward CLECs. ILECs are required to negotiate and provide interconnection for the exchange of traffic at any technically feasible point within the ILEC's network at rates, terms and conditions that are just, reasonable

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

and nondiscriminatory. ILECs also are required to lease certain portions of their networks and provide space in their switching offices so that requesting telecommunications carriers can physically "collocate" equipment necessary for interconnection or access to unbundled network elements. ILECs must provide such services and arrangements at cost-based rates.

   In 1997, the U.S. Court of Appeals for the Eighth Circuit vacated portions of the initial FCC local competition rules and, in particular, vacated on jurisdictional grounds the FCC's interconnection and unbundled network elements pricing rules as well as other rules adopted to implement Sections 251 and 252 of the Telecommunications Act. On January 25, 1999, the United States Supreme Court issued an opinion confirming the FCC's authority to issue regulations implementing the pricing and other provisions of the Telecommunications Act and reinstating most of the FCC rules previously vacated by the Eighth Circuit. Among other things, the Supreme Court held that the FCC has general authority under the Telecommunications Act to promulgate regulations governing local interconnection pricing, adopt a "pick and choose" rule, which enables CLECs to adopt portions of existing interconnection agreements, and enact rules governing access to unbundled network elements. However, the Supreme Court vacated a key FCC rule identifying the network elements that ILECs are required to unbundle and remanded this issue to the FCC for further consideration. On November 5, 1999, the FCC, in response to the Supreme Court's remand, issued an order revising its rules on the network elements that incumbents must make available. The order adopts stricter requirements for when a network element must be made available to CLECs by an ILEC and, using these standards, concluded that operator services and directory assistance need not be unbundled. The order also determined that switching functions need not be unbundled in certain urban markets for service to larger customers. The FCC's order has been appealed. In addition, the Eighth Circuit is now considering certain issues left undecided by the Supreme Court's decision pertaining to substantive challenges to the FCC's interconnection rules, including the validity of the FCC's pricing methodology. These appeals create uncertainty, which may have an adverse effect on our ability to negotiate interconnection agreements with ILECs.

   RBOC Entry into Long Distance. The Telecommunications Act also established procedures under which an RBOC can enter the market for long distance services within the area where it provides local exchange service (the Telecommunications Act permitted the RBOCs to enter the out-of-region long distance market immediately upon enactment). Before an RBOC can originate in-region long distance services, it must obtain FCC approval upon showing that it has entered into interconnection agreements in the states where it seeks authority, that the interconnection agreements satisfy a 14-point "checklist" of competitive market opening requirements and that such entry is in the public interest. The FCC recently determined that Bell Atlantic-New York has satisfied these requirements. The provision of in-region long distance services by RBOCs could permit them to offer "one-stop shopping" of bundled local and long distance services, thereby eliminating our current marketing advantage, and could reduce RBOC cooperation in our local markets. Several other RBOCs have requests pending to provide interLATA services within their regions, and grants of these or other requests could have an adverse effect on us.

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

   RBOC Data Services. In the spring of 1998, four of the RBOCs petitioned the FCC to be relieved of specified regulatory requirements in connection with their provision of high-speed data services, including obligations to unbundle high-speed data loops and to resell such services. In October 1998, the FCC ruled that high-speed data services are telecommunications services subject to the unbundling and resale obligations of the Telecommunications Act. However, the FCC has initiated a proceeding to determine whether RBOCs can create separate affiliates for their high-speed data services that would be free from these obligations. A decision in that proceeding permitting RBOCs to offer these services through a separate subsidiary may have an adverse effect on us.

   Line Sharing. On November 18, 1999, the FCC adopted an order that directed ILECs to share their local telephone lines so that competitors could make use of the high frequency portion of the line. This will enable competitive carriers to use DSL technology to provide high-speed data services over the same telephone lines simultaneously used by ILECs to provide basic telephone service, a technique referred to as "line sharing." The short term effect of this order is difficult to predict, as the FCC left it to the states to determine how line sharing should be implemented and what rates the ILECs may charge. This process could take some time, even without factoring in the appeals of this order that have been filed. In the long-term, however, this rule could have the effect of sharply reducing prices for DSL service.

   Reciprocal Compensation for ISP-bound Traffic. We believe that, under the Telecommunications Act, CLECs are entitled to compensation from ILECs for delivering traffic bound for ISP customers of the CLECs. The Telecommunications Act requires ILECs to compensate CLECs for delivering local traffic to ILEC customers--based, in part, on the realization that such traffic imposes a cost on the CLECs that must be reimbursed. Several ILECs have argued that traffic bound for ISPs is not "local" traffic and therefore not subject to compensation obligations. The ILECs' position was supported by an FCC ruling that local traffic to ISPs is interstate, not local. In so finding, the FCC applied an "end-to-end" analysis--because the communication would ultimately extend beyond the ISP to Websites out-of-state and around the world, it is non-local in nature. While the FCC declined to upset prior state commission rulings in this regard, the FCC did indicate that states may reevaluate their prior decisions in light of the FCC's ruling. Upon such reexamination, many state commissions and courts, but not all, continued to require ILECs to pay reciprocal compensation pursuant to pre-existing interconnection agreements. On March 24, 2000, the DC Circuit vacated the FCC's ruling regarding ISP traffic, holding that the FCC failed to explain adequately why it applied an end-to-end analysis, which was previously used solely in making jurisdictional determinations, to determine whether reciprocal compensation was owed for ISP-bound traffic. Despite this decision, there can be no assurance that any future FCC decision on this matter on remand or otherwise will be in our favor. A ruling that ISP-bound traffic is not subject to reciprocal compensation obligations would have an adverse effect on us.

   Internet. Our Internet operations are not currently subject to direct regulation by the FCC. However, the future ISP regulatory status continues to be uncertain. In an April

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

1998 report, the FCC concluded that some services offered over the Internet, such as phone-to-phone IP telephony, may be functionally indistinguishable from traditional telecommunications service offerings and that their non-regulated status may have to be re-examined. Moreover, although the FCC has decided not to allow local telephone companies to impose per-minute access charges on ISPs, further regulatory and legislative consideration of this issue is likely. The imposition of access charges would affect our costs of serving dial-up customers and could have a material adverse effect on our business, financial condition and results of operations. In addition, increased regulation of the Internet as a result of state or federal initiatives, including regulating or criminalizing certain content, may slow its growth and reduce potential revenue, particularly if other governments follow suit. ISPs also are subject to intellectual property laws and export laws and have obligations to protect the privacy of certain information provided to them by Internet users. These regulations and obligations may increase the cost of complying with new laws or doing business over the Internet, may reduce our profits and generally adversely affect our business, financial condition, results of operations and future prospects.

   Tariffs. Services of nondominant carriers have been subject to relatively limited regulation by the FCC, primarily in the form of rate schedules and terms of service ("tariffs") and making periodic compliance reports. However, in October 1996, the FCC adopted the Detariffing Order, which eliminated the requirement that nondominant interstate carriers maintain tariffs on file with the FCC for domestic interstate services and provided that, after a nine-month transition period, relationships between interstate carriers and their customers would be set by contract, not tariff. These rules were stayed by the DC Circuit. If the FCC's order becomes effective, nondominant interstate service providers will no longer be able to rely on the filing of tariffs with the FCC as a means of providing uniform notice to customers of prices, terms and conditions under which they offer their interstate services. Rather, we will need to implement replacement contracts with each customer, which could result in substantial administrative and marketing expenses. The FCC, however, has indicated that it may choose instead to implement a permissive tariffing policy allowing carriers to determine individually whether to file tariffs with the FCC. Adoption of a permissive tariffing policy would alleviate the substantial administrative and marketing expenses that could arise if the Commission eliminated tariffs altogether.

   The Telecommunications Act requires the FCC to streamline its regulation of carriers, including ILECs, and permits the FCC to forbear from regulating particular classes of telecommunications services or providers. In June 1997, the FCC granted the request of a CLEC that the FCC forbear from imposing tariff filing requirements on exchange access service provided by carriers other than ILECs. The FCC has sought further comment on whether to mandate the detariffing of exchange access services. The proceedings remain pending and there can be no assurance of how the FCC will rule on this issue or what effect any such ruling may have on competition within the telecommunications industry generally, or on our competitive position specifically.

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

   International Services. As a nondominant carrier, we are required to obtain FCC authorization pursuant to Section 214 of the Communications Act and file tariffs before providing international communications services. We also are subject to certain reporting requirements pertaining to our provision of international services. In August 1997, the FCC adopted rules for a multi-year transition to lower international settlements payments by U.S. common carriers. We believe that these rules will likely lead to lower rates for some international services and increased demand for these services, including capacity on U.S. facilities, like ours, that provide these services.

   ILEC Price Cap Regulation Reform. The FCC has adopted a number of proposals, which currently are under review before the DC Circuit, to significantly reduce its regulation of ILEC pricing. These proposals would greatly enhance the ability of ILECs to compete against us, particularly by targeting price cuts to particular customers, which could have a material adverse effect on our ability to compete based on price.

   Access Charges. The FCC has made and is continuing to consider various reforms to the existing rate structure for charges assessed on long distance carriers for connection to local networks. These reforms are designed to move these "access charges," over time, to lower, cost-based rate levels and structures. These changes will reduce access charges and will shift charges, which historically had been based on minutes-of-use, to flat-rate, monthly per line charges on end-user customers rather than long distance carriers. As a result, the aggregate amount of access charges paid by long distance carriers to access providers like us may decrease.

   At the same time, the FCC, noting the proliferation of fixed monthly charges on the bills of long distance customers, recently initiated a public inquiry on the impact of these charges on consumers who make few interstate long distance calls but pay fixed end-user charges nonetheless. All of these initiatives could reduce our revenue from access charges and diminish them as a source of profits.

   In October 1998, AT&T sought a declaration from the FCC that AT&T may avoid CLEC access charges by declining to direct calls to the customers of those CLECs. While the FCC denied this request, it indicated that it intended to initiate a proceeding to examine CLEC access rates. In addition, AT&T and Sprint have sent letters to virtually every CLEC demanding a reduction in access charges to a "competitive" level or risk service interruption and, in many instances, have refused to pay the tariffed rate for access services, if at all. A decision by the FCC allowing long distance companies to refuse to purchase competitive providers' switched access services may adversely affect competitive local carriers such as us.

   Universal Service Reform. On May 8, 1997, the FCC issued an order to implement the provisions of the Telecommunications Act relating to the preservation and advancement of "universal telephone service," a long-standing policy designed to ensure that as many people as possible have access to basic telephone service at affordable rates, particularly in rural and high-cost areas, as well as providing advanced telecommunications services for schools, rural health care providers and libraries. All telecommunications carriers providing interstate telecommunications services, including us, must contribute to

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

the universal service support fund based on end-user telecommunications revenue. Contribution factors vary quarterly, and carriers, including us, are billed monthly. In November 1999, the FCC issued an order revising its rules for calculating the size of the universal service fund. Further, FCC rule changes, as well as obligations to contribute to similar state programs, are likely to increase the overall cost to telecommunications carriers.

   Consumer-Oriented Regulation. There are various consumer-oriented rules which, if violated, could result in substantial fines and harm to the company's business reputation. For example, carriers may be subject to significant fines by the FCC and state commissions for the fraudulent or unauthorized switching of an end user's primary carrier, a practice known as "slamming." Even one slamming complaint could cause extensive litigation expenses for us. Although currently not as prevalent as slamming, competitive providers also may be subject to substantial fines or litigation for "cramming," a practice in which customers are billed for services they did not order or authorize, as well as for violation of state consumer protection rules, such as telemarketing to consumers on "do not call" lists. The FCC also has adopted rules governing the use of customer proprietary network information and regulating the form and content of consumer bills. These regulations require the development of internal policies and revised practices which may increase our costs of providing telecommunications services.

State Regulation

   Nearly all states in which we propose to operate require a registration, certification or other authorization to offer intrastate telecommunications services. In most states, we also are required to file tariffs setting forth the terms, conditions and prices for services that are classified as intrastate. Some states also impose reporting, customer service and quality requirements, as well as universal service and other contribution requirements. In addition, we will be subject to the outcome of generic proceedings held by state utility commissions to determine new state regulatory policies. Some states, including some of our target states, have adopted or have pending proceedings to adopt specific universal service funding obligations. These state proceedings may result in obligations that are equal to or more burdensome than the federal universal service obligations.

   In addition to obtaining certification and complying with other state regulatory requirements, we must negotiate terms of interconnection with the ILEC in each state in which we operate. To date, we have negotiated interconnection agreements with one or more of the ILECS in certain states in which we have been certified. State commissions preside over arbitrations of agreements. Agreements are in any case subject to state commission approval.

   We are also subject to requirements in some states to obtain prior approval for, or notify the state commission of, any transfers of control, sales of assets, corporate reorganizations, issuance of stock or debt instruments, name changes and other transactions that may effect a change in the way that we do business. Although typically such authorizations can be obtained in the ordinary course, there can be no assurance that the state commissions would grant us the authority to complete any such transaction should we request such authorization.

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

Local Authorizations

   If we elect to construct a fiber optic network, we may be required to obtain municipal franchises and other permits. These rights are typically the subject of non-exclusive agreements of finite duration and provide for the payment of fees or the provision of services to the municipality. In addition, we must secure rights-of-way, pole attachments and other access rights, which typically are provided under non-exclusive multi-year agreements that generally contain renewal options. In some municipalities, we will be required to pay license or franchise fees based on a percentage of gross revenue or on a per linear foot basis, as well as post-performance bonds or letters of credit.

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

                                   MANAGEMENT

Officers, Directors and Other Key Employees

   The officers, directors and other key employees of NETtel and their ages as of March 31, 2000 are set forth below.

Name                      Age                           Position
----                      ---                           --------
James F. Kenefick.......   36 Chairman of the Board, Chief Executive Officer and President
Wayne M. Rehberger......   43 Chief Financial Officer
Laurence S. Langston....   43 Senior Vice President--Customer Operations
Paul Roberts............   39 Senior Vice President--Operational Support Systems
David A. Lynch..........   49 Senior Vice President--Direct Sales
Craig R. Bandes.........   31 Senior Vice President--Corporate Development
Teressa E. Murphy.......   56 Senior Vice President--Business Development and E-services
Edward J. McNamara......   50 Senior Vice President--Branchising
Ronald G. Allen.........   62 Senior Vice President--Alternate Channels
James K. Dize...........   35 General Counsel and Secretary
Jeffrey A. Rosolio......   50 Vice President--Organizational Development and Growth
Daniel Jones............   32 Vice President--Direct Sales
Jonathan R. Ebinger.....   35 Vice President--Marketing
Alan Fitzpatrick........   37 Vice President--Network Engineering
James Gorman............   34 Vice President--Technology Assessment
Kathy Donner............   40 Vice President--Program Management Organization
Walter Anderson.........   45 Director
Lawrence J. Bouman (1)..   53 Director
Joseph A. Lawrence (1)..   50 Director

-----------------------
(1)  Member of the Audit Committee and Compensation Committee

   James F. Kenefick, who founded NETtel in 1995, is our Chairman of the Board, Chief Executive Officer and President. Mr. Kenefick has over 10 years of experience in the telecommunications industry. From January 1990 to January 1995, Mr. Kenefick founded, built and served as the President and Chief Executive Officer of The Keystone Corporation, an interexchange carrier specializing in providing telecommunications services to the hospitality industry that served customers in 22 states. Mr. Kenefick sold Keystone in early 1995. Prior to founding Keystone, Mr. Kenefick was Midwest Regional Manager at Routing Technology Software Incorporated, a software distribution company. Prior to joining Routing Technology Software Incorporated, Mr. Kenefick was National Sales Manager for EMC Corp., an enterprise data storage company.

   In 1995, Mr. Kenefick helped start Epoch, the largest national privately held first-tier commercial ISP, and he currently serves as a member of Epoch's board of directors. Mr. Kenefick is also a lifetime trustee of the Young Entrepreneurs' Organization and currently serves on its International Board. From 1995 through 1999, Mr. Kenefick served as a member of the Advisory Board of the Kauffman Foundation.

   Wayne M. Rehberger has served as our Chief Financial Officer since March 2000. For the 15 years before joining NETtel, Mr. Rehberger held various positions with MCI WorldCom, most recently as Senior Vice President of Network Financial Management, where he managed MCI WorldCom's spending on access and line cost. In addition,

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

Mr. Rehberger led MCI WorldCom's procurement organization, which contracts for all of MCI WorldCom's goods and services.

   Laurence S. Langston has served as our Senior Vice President--Customer Operations since February 2000 and has over 12 years experience in the telecommunications industry. From January 1998 to January 2000, Mr. Langston was Vice President of Operations for MCI WorldCom. From November 1996 to January 1998, Mr. Langston established MCI WorldCom's first local Service Delivery center, located in Frederick, Maryland. From 1994 through November 1996, Mr. Langston was responsible for Billing, Service Delivery and Customer Care systems for Bell Atlantic.

   Paul Roberts has served as our Senior Vice President--Operational Support Systems since August 1999. From February 1998 through August 1999, Mr. Roberts served as Vice President of Information Technology at Level 3 Communications, Inc. While at Level 3, Mr. Roberts was responsible for building the Network Support Systems team. From 1992 until 1998, he held various positions, most recently Chief IT Architect for The Polk Company (RL Polk & Co.), a provider of information services.

   David A. Lynch has served as our Senior Vice President--Direct Sales since January 1998. From July 1997 until December 1997, Mr. Lynch was Vice President of Sales at LDMI Communications. Prior to joining LDMI, he was Vice President of direct sales at Midcom Communications from June 1996 to July 1997. From 1989 until June 1996, Mr. Lynch held various sales positions, such as a Regional Vice President and Vice President at Frontier-Allnet.

   Craig R. Bandes has served as our Senior Vice President--Corporate Development since September 1998. From April 1997 to September 1998, Mr. Bandes was Vice President of Alimansky Capital Group, an investment banking boutique that was retained by NETtel in November of 1997 to act as its financial advisor. From August 1996 to April 1997, Mr. Bandes was a consultant to Business Funding Corp., an asset-based lending company. Before joining BFC, from February 1995 to August 1996, Mr. Bandes was Director of Corporate Finance at Technology Management & Funding, an early-stage technology investment firm.

   Teressa E. Murphy has served as our Senior Vice President--Business Development and E-services since February 2000. Ms. Murphy was employed from June 1996 until April 1999, as Vice President, Network Services for IBM Global Network. From June 1994 to May 1996, she was employed as a Director at Computer Services Corporation, where she was responsible for the development and implementation of applications for the telecommunications industry. Ms. Murphy was a principal at American Management Systems where she was Director of the Bell Atlantic Systems Integration joint venture, among other projects.

   Edward J. McNamara has served as our Senior Vice President--Branchising since January 1998. Prior to joining NETtel, he served as Vice President of Alternate Channels at Midcom Communications from July 1996 to January 1998. Prior to joining Midcom, Mr. McNamara served as Vice President of Sales for Frontier/Allnet from 1991 to 1996.

   Ronald G. Allen has served as our Senior Vice President--Alternate Channels since May 1997. Prior to joining NETtel, he was Vice President of Sales at AMNEX, a provider of long distance operator services, from November 1992 to April 1997. Before joining AMNEX, Mr. Allen was National Sales Director for NEC America, Inc. from September 1987 to October 1992.

   James K. Dize has served as our General Counsel and Secretary since October 1999. Prior to joining NETtel, Mr. Dize was the Associate General Counsel and Assistant Secretary for Cable & Wireless USA, Inc., where he was responsible for providing legal counsel on all commercial aspects of Cable & Wireless' United States operations. From 1991 to 1999, Mr. Dize held various positions in Cable & Wireless' Legal Department, including Acting General Counsel for Cable & Wireless USA, Inc., from February 1998 through September 1998.

   Jeffrey A. Rosolio, has served as our Vice President--Organizational Development and Growth since March 2000. Mr. Rosolio has over 25 years of experience in human resources. Mr. Rosolio was Vice President, Strategic Development for an Internet telephony services company, e-Net, Inc., from April 1999 to March 2000 and was responsible for the management of the human resources and public relations programs. From October 1996 to April 1999, he was Vice President, Human Resources for e.spire Communications, an integrated communications provider. From November 1989 to October 1996, Mr. Rosolio was Vice President, Human Resources for I-NET, Inc.

   Daniel Jones has served as our Vice President--Direct Sales since January 1998. From August 1996 until January 1998, Mr. Jones was Director of Sales in New York for Midcom Communications. From February 1990 until July 1996, Mr. Jones was Regional Manager for the East Coast at Frontier/Allnet.

   Jonathan R. Ebinger has served as our Vice President--Marketing since February 2000. Mr. Ebinger has 15 years' experience in the telecommunications industry. From July 1997 to January 2000, he served as Vice President of Marketing at Qwest, where he was responsible for all aspects of marketing. Prior to his experience at Qwest from September 1996 through July 1997, Mr. Ebinger founded and operated Simply Savings, Inc., an on-line service allowing customers to compare and switch long distance services on-line. From August 1995 through September 1996, Mr. Ebinger worked in the marketing department at Bell Atlantic. From May 1993 through July 1995, Mr. Ebinger worked in product management and development at MCI WorldCom.

   Alan Fitzpatrick has served as our Vice President--Network Engineering since January 1999 and has led the effort to plan, design and build our facilities-based ATM network. From July 1997 to December 1998, Mr. Fitzpatrick was the Director of Network Operations for CT Communications, a full service telecommunications company, where he was responsible for the engineering, planning, provisioning and maintenance and led the CT Communications technical effort in engineering a facility-based CLEC in Mexico City. From November 1995 to June 1997, Mr. Fitzpatrick worked for AT&T as the Manager of Network Operations, responsible for the maintenance and operations of all AT&T switches and facilities within the state of Florida. From 1990 through November 1995, Mr. Fitzpatrick held various positions at AT&T.

   James Gorman has served as our Vice President--Technology Assessment since March 1999. Since joining us in January 1998, he has also served at various times as Vice President--Internet Engineering, Director of Network and Operations and Director of Information Technologies. From July 1997 through January 1998, Mr. Gorman was a telecommunications and Internet consultant to Coopers & Lybrand, PLC in the United Kingdom. From August 1995 through July 1997, Mr. Gorman was Director of East Coast Network Operations for Epoch. Prior to joining Epoch, Mr. Gorman founded and operated PlanetCom, an ISP, from July 1994 to August 1995, until it was acquired by Epoch.

   Kathy Donner has served as our Vice President--Program Management Organization since September 1999. From 1984 until September 1999, she was employed in a variety of positions with Robbins--Gioia, a program management consulting firm. From March 1997 through September 1999, Ms. Donner served as Vice President and General Manager of the Telecommunications and Business Systems Practice. From May 1993 until March 1997, Ms. Donner was Director of Business Systems for Robbins--Gioia.

   Walter Anderson has served on our board of directors since 1997. Mr. Anderson, a private investor, has been involved in the telecommunications industry for over 16 years and is attorney-in-fact for Gold & Appel. Mr. Anderson has been the President and Chairman of Entree International Ltd. since July 1997 and has been Manager of Revision LLC since June 1998. Mr. Anderson currently is the chairman of several boards of directors, including Teleport UK Ltd., which is a satellite communications company, US WATS, WorldxChange and Total-Tel USA, all of which are telecommunications companies. Mr. Anderson also serves as a director for American Technology Labs, a network equipment company; Aquarius Holdings Ltd., a water transport systems company; Cis-Lunar Development, a diving equipment company; and Rotary Rocket Corp., a space transportation systems company. In addition, Mr. Anderson was Founder, President, and CEO of Esprit Telecom Group plc from November 1993 to June 1997.

   Lawrence J. Bouman has served on our board of directors since September 1999. Mr. Bouman has more than 30 years' experience in the telecommunications industry. Mr. Bouman most recently served as Senior Vice President and Chief Technology Officer at LCI International. During Mr. Bouman's four years at LCI, the company grew from approximately $600 million to $2 billion in revenue with 23 consecutive quarters with growth in revenue and earnings. Prior to joining LCI's senior management team, Mr. Bouman spent 20 years at MCI Communications, Inc. where he held a variety of senior engineering and operations positions. From January 1990 to October 1995, Mr. Bouman served as Senior Vice President of Network Operations at MCI.

   Joseph A. Lawrence has served on our board of directors since July 1999. From June 1998 until November 1999, Mr. Lawrence served as Executive Vice President at Qwest, where he was responsible for the day-to-day management of the successful integration of LCI International following its acquisition by Qwest. From 1993 until June 1998, Mr. Lawrence served as Executive Vice President and Chief Financial Officer of LCI International, overseeing LCI's growth into the nation's sixth largest long-distance company, with revenue of almost $2 billion per year. Prior to joining LCI in 1993,

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

Mr. Lawrence served as Senior Vice President of Finance and Administration for MCI WorldCom. Mr. Lawrence also serves as a director of the Journal Register Company and TriVergent.

Board Committees

   The Board has established a Compensation Committee and an Audit Committee.

   The Compensation Committee, which currently consists of Messrs. Bouman and
Lawrence:

  . reviews and recommends the compensation arrangements for management, including the compensation for our president and chief executive officer;

  . establishes and reviews general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals; and

  .   administers our stock incentive plans.

   The Audit Committee, which consists of Messrs. Bouman and Lawrence:

  . recommends to our board of directors the independent auditors to conduct the annual audit of our books and records;

  .   reviews the proposed scope and results of the audit;

  .   approves the audit fees to be paid;

  . reviews accounting and financial controls with the independent public accountants and our financial accounting staff; and

  . reviews and approves transactions between us and our directors, officers and affiliates.

   We intend to appoint a third independent director to the Audit Committee within 90 days after this offering is completed.

Executive Compensation

   The following table sets forth certain summary information concerning compensation for services in all capacities awarded to, earned by or paid to, our Chief Executive Officer and each of our four other most highly compensated executive officers, whose total cash and cash equivalent compensation exceeded $100,000, for the fiscal year ended December 31, 1999. For a complete discussion regarding options granted to these persons with respect to the fiscal year ended December 31, 1999, please see "--Options Granted in Fiscal Year 1999."

Summary Compensation Table

                                       Annual Compensation
                                 --------------------------------
                                                                  Securities
                                                                  Underlying  Long-Term
Name and                         Salary   Bonus    Other Annual    Options   Compensation  All Other
Principal Position       Year      ($)     ($)   Compensation ($)    (#)        Awards    Compensation
------------------       ----    ------- ------- ---------------- ---------- ------------ ------------
James F. Kenefick....... 1999    250,000 214,385        --              --        --           --
Chief Executive          1998    213,701 139,156        --         102,667        --           --
Officer and President    1997    150,000      --        --              --        --           --
Edward J. McNamara...... 1999    161,500  87,939        --              --        --           --
Senior Vice President--  1998    140,385  73,140        --         250,000        --           --
Branchising              1997        N/A      --        --              --        --           --
Ronald G. Allen......... 1999    161,500  70,970        --              --        --           --
Senior Vice President--  1998    147,500  48,780        --         200,000        --           --
Alternate Channels       1997     56,250      --        --              --        --           --
David A. Lynch.......... 1999    161,500  84,797        --              --        --           --
Senior Vice President--  1998    149,856  59,443        --         200,000        --           --
Direct Sales             1997        N/A      --        --              --        --           --
Craig R. Bandes......... 1999    137,500  87,450        --          37,500        --           --
Senior Vice President--  1998(1)  35,000      --        --         200,000        --           --
Corporate Development    1997        N/A      --        --              --        --           --

-----------------------
(1) These figures represent compensation for the period beginning September 1998 through December 1998.

Options Granted in Fiscal Year 1999

                                                                       Potential Realizable
                                                                         Value at Assumed
                                                                       Annual Rates of Stock
                                                                        Price Appreciation
                                       Individual Grants                  for Option Term
                         --------------------------------------------- -------------------------
                                      Percent of
                                     Total Options Exercise
                           Options    Granted in     Price  Expiration
                         Granted (#)  Fiscal Year   ($/sh)     Date        5% ($)   10% ($)
          Name           ----------- ------------- -------- ---------- ----------  -------------
James F. Kenefick.......       --          --          --        --            --          --
Edward J. McNamara......       --          --          --        --            --          --
Ronald G. Allen.........       --          --          --        --            --          --
David A. Lynch..........       --          --          --        --            --          --
Craig R. Bandes.........   37,500         3.9%       6.83      2009       161,076     408,197

Fiscal Year End Option Values

   The following table sets forth certain information regarding unexercised options held by our Chief Executive Officer and each of our four other most highly compensated executive officers, whose total cash and cash equivalent compensation exceeded $100,000 for the fiscal year ended December 31, 1999. The calculations of the value of unexercised options are based on the difference
between the initial public offering price of $    per share, and the exercise
price of each option, multiplied by the number of shares covered by the option.

                                                Number of Securities
                                               Underlying Unexercised   Value of Unexercised In-
                                               Options at Fiscal Year     the-Money Options at
                                                         End                 Fiscal Year End
                                              ------------------------- -------------------------
                           Shares
                          Acquired    Value
Name                     on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
James F. Kenefick.......        --   $    --     51,334       51,333
Edward J. McNamara......   100,000   666,000     25,000      125,000
Ronald G. Allen.........        --        --    100,000      100,000
David A. Lynch..........        --        --    100,000      100,000
Craig R. Bandes.........        --        --     66,667      170,833


Employment Agreements; Covenants-not-to-Compete

   James F. Kenefick. In April 2000, we entered into an employment agreement with Mr. Kenefick to be our Chief Executive Officer and President. The employment agreement ends on March 31, 2003, unless it is terminated earlier under the terms of the agreement. When the initial term ends, the agreement automatically renews for additional one-year periods unless the agreement is terminated with 90 days' written notice. The annual base salary under Mr. Kenefick's agreement is $300,000 for the first year, $325,000 for the second year and $350,000 for the third year. In addition to his base salary, Mr. Kenefick is entitled to quarterly and annual incentive compensation based on the Company's satisfaction of the Financial Plan approved by our board of directors, which includes quarterly revenue and EBITDA targets.

   If we terminate Mr. Kenefick's employment without cause or if Mr. Kenefick terminates his employment for good reason, then Mr. Kenefick is entitled to two years' severance pay plus pro rata incentive compensation benefits and payment for unused personal days. If Mr. Kenefick terminates his employment for a reason other than good reason, he is entitled to six months' severance pay. We may terminate Mr. Kenefick's employment at any time for cause, and he would not be entitled to any severance payment.

   In connection with his employment agreement, Mr. Kenefick also will receive options to purchase 750,000 shares of common stock. The exercise price of one-third of these options will be equal to the price per share of our common stock at the closing of this offering, the exercise price of one-third will be 150.0% of the offering price, and the exercise price of one third will be 200.0% of the offering price.

   Other Key Executive Employment Agreements. We have also entered into employment agreements with Messrs. Allen, Bandes, Langston, Lynch, McNamara and Rehberger. Each employment agreement lasts until it is terminated under the terms of the agreement by either the executive employee or us. Mr. Allen's annual salary is $162,000, Mr. Langston's annual salary is $165,000 and Mr. Rehberger's annual salary is $225,000. The annual salary for Messrs. Bandes, Lynch and McNamara is $180,000. Each of these executive employees may receive cash bonuses based on certain performance goals.

   If we terminate any of these executives without cause, then the terminated executive is entitled to up to one year's severance pay (depending upon the terms of his employment agreement) plus any commissions earned up to the date of termination, if applicable, and payment for unused personal days.

   In each employment agreement, the employee agreed to preserve during and after his employment the confidential and proprietary nature of all information relating to us and our business, and he also agreed that he would not compete with us during his employment and for up to one year thereafter, for which he would receive severance pay of one year's salary. In addition, each of these executive employees agreed that he would not solicit our employees or current or potential customers during his employment and one year thereafter.

1998 Stock Incentive Plan

   On January 26, 1998, our board of directors and stockholders approved our 1998 Stock Incentive Plan, which allows us to directly award or sell shares of our common stock and to grant options to purchase our common stock to our employees, consultants and outside directors. Our incentive plan allows us to issue both "incentive stock options" under the Internal Revenue Code and options that are non-qualified for federal income tax purposes. On January 26, 1998, September 30, 1998, March 15, 1999, November 10, 1999 and January 25, 2000, the board adopted amendments to the plan increasing the number of shares of common stock available for issuance under the plan, each of which was approved by our stockholders. The purpose of our stock incentive plan is to enhance our ability to attract, retain and compensate highly qualified employees and other individuals providing us with services.

   The number of shares available for issuance under our incentive plan is 4,255,000 at March 31, 2000, subject to adjustment for stock dividends, splits and other similar events. As of December 31, 1999, options to purchase 2,461,150 shares of common stock were outstanding under our stock incentive plan. We have not directly awarded or sold any shares under our stock incentive plan.

   Our stock incentive plan is administered by our Compensation Committee. The Compensation Committee will determine, among other things, which officers, employees and directors will receive options under the plan, the time when options will be granted, the type of option (incentive stock option, nonqualified stock options or both) to be granted, the number of shares subject to each option, the time or times when the options will become exercisable and the option price and duration.

NETtel Long-Term Incentive Plan

   Prior to the closing of the offering, our board of directors expects to approve our proposed NETtel Long-Term Incentive Plan, and we will present it for the approval of our stockholders at our 2000 annual meeting. The purpose of our Long-Term Incentive Plan is to enhance our ability to attract, retain and compensate highly qualified employees and other individuals providing us with services. The number of additional shares available for issuance under our proposed Long-Term Incentive Plan will be 1,120,562 shares, subject to adjustment for stock dividends, splits and other similar events. The shares available under the 1998 Stock Incentive Plan and the proposed NETtel Long-Term Incentive Plan represent 15% of our outstanding stock and will be maintained at that level as more stock is issued. Under the proposed plan, we could grant stock appreciation rights, restricted stock and options to purchase our common stock to our employees, consultants (including certain vendors), officers and directors. Our proposed Long-Term Incentive Plan would allow us to issue both "incentive stock options" under the Internal Revenue Code and options that are non-qualified for federal income tax purposes. In addition, under our proposed Long-Term Incentive Plan, we may also grant common stock as a bonus or in lieu of payment of an obligation, and we may grant other stock-based awards. The terms of our proposed Long-Term Incentive Plan set forth a three year vesting schedule for stock options and stock appreciation rights; however, the options and stock appreciation rights become fully vested upon a change of control.

   Our Compensation Committee would administer our proposed Long-Term Incentive Plan. The Compensation Committee would determine, among other things, which employees, consultants (including certain vendors), officers and directors will receive awards under the proposed Long-Term Incentive Plan, when awards will be granted, the number of shares subject to each award, the type of option (incentive stock option, nonqualified stock options or both) to be granted, the time and conditions of any options granted, the form of payment for the award and the option price and duration.

Employee Stock Purchase Plan

   Our employee stock purchase plan, which became effective on June 1, 1999, provides for the issuance of up to 500,000 shares of common stock. This plan provides our employees with an opportunity to purchase shares of common stock through payroll deductions. Our purchase plan is implemented through a series of offering periods of one year's duration, with new enrollment dates beginning on January 1, April 1, July 1 and October 1 of each year. Shares are purchased at the end of each offering period. The purchase price for each share purchased in the offering period is the lower of 85% of the fair market value on the last day in that offering period or 85% of the fair market value of the share on the first day in that offering period.

   All of our employees who have been employed by us for more than three months and who work for more than five months per calendar year and for more than 20 hours per week are eligible to participate in our purchase plan. Employees may terminate their participation in our purchase plan or change their level of participation in the plan at any time during the offering period. Participation in our purchase plan terminates automatically on the participant's termination of employment with us. Our purchase plan is administered by the Compensation Committee of our board of directors.

401(k) Plan

   We maintain a tax-qualified employee savings and retirement plan covering all of our employees. Under this 401(k) plan, employees may elect to reduce their current compensation by a maximum pre-tax amount equal to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit, which was $10,500 in 1999, and have the amount of this reduction contributed to the 401(k) plan. The trustee under the 401(k) plan, at the direction of each participant, invests the assets of the 401(k) plan in various investment funds. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that the contributions by employees will be deductible by us when made. Employees are immediately 100% vested in their individual contributions. The 401(k) plan provides for hardship withdrawals and employee loans.

Directors and Officers Insurance

   Prior to the closing of this offering, we intend to obtain directors and officers liability and company reimbursement insurance. The policy will insure against any liability asserted, against or incurred by, our directors and officers arising out of their fulfillment of their responsibilities as such director or officer, and related expenses, whether or not we would have the power to indemnify them under the provisions of the Delaware General Corporation Law.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information as of March 31, 2000, about the beneficial ownership of our capital stock, after giving effect to this offering, by:

  . each person who we know beneficially owns 5% or more of any class of our capital stock;
  .   each of our directors;
  .   each of our five named executives; and
  .   all of our directors and executive officers as a group.

   Unless otherwise indicated, the address for each stockholder listed is c/o NETtel Communications, Inc., 1023 31st Street, N.W., Washington, DC 20007. Except as otherwise noted, each of the persons in this table has sole voting and investment power with respect to all the shares listed.

   Under the SEC's rules, a person is deemed to be the beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership within 60 days.

   This table includes shares issuable upon the conversion of the outstanding shares of preferred stock, the offering and shares which may be acquired upon the exercise of options and equity warrants. On April 20, 2000, we completed a private placement where we issued $12 million of our Series C Convertible Preferred Stock. The shares of Series C Preferred Stock will automatically convert into shares of our common stock upon the closing of this offering. The table set forth below does not include the shares of common stock into which the Series C Preferred Stock is being converted.

                                           Shares
                                        Beneficially    Shares Beneficially
                                           Owned               Owned
                                     Prior to Offering     After Offering
                                     ------------------ ----------------------
Name and Address                       Number   Percent  Number      Percent
Directors and Executive Officers
Ronald G. Allen(1).................     133,333     *
Walter Anderson(2).................  11,210,282  47.0%
Craig R. Bandes(3).................     106,799     *
Lawrence J. Bouman(4)..............      25,436     *
James F. Kenefick(5)...............   7,139,895  29.9%
Joseph A. Lawrence(6)..............      25,436     *
David A. Lynch(7)..................     133,333     *
Edward J. McNamara(8)..............     133,333     *
All executive officers and
 directors
 as a group (8 persons)............  18,907,847  79.2%                         %
                                     ==========  ====    =========    =========
5% Owners
Gold & Appel Transfer, S.A(9)......  11,210,282  47.0%
Nortel Networks Inc.(10)...........   2,587,322  10.9%
Williams Communications, Inc.(11)..   1,293,661   5.4%

-----------------------
*  Less than 1%
(1) Mr. Allen's holdings include options to purchase 33,333 shares of common stock.
(2) Mr. Anderson beneficially owns, and has sole voting and investment power, with respect to all of Gold & Appel's shares.
(3) Mr. Bandes' holdings include options to purchase 106,250 shares of common stock.
(4) Mr. Bouman's holdings include options to purchase 12,500 shares of common stock.
(5) Mr. Kenefick's holdings include options to purchase 68,445 shares of common stock.
(6) Mr. Lawrence's holdings include options to purchase 12,500 shares of common stock.
(7) Mr. Lynch's holdings include options to purchase 33,333 shares of common stock.
(8) Mr. McNamara's holdings include options to purchase 33,333 shares of common stock.
(9) Gold & Appel's holdings include 1,940.491 shares of Series B Preferred Stock. All shares are beneficially owned by Walt Anderson, the Attorney-in-Fact of Gold & Appel. Mr. Anderson has sole voting and investment power with respect to all of Gold & Appel's shares. Gold & Appel's address is:
    Omar Hodge Building, Wickhams Cay, Road Town, Tortula, British Virgin
    Islands.
(10) Nortel's holdings consist of 2,587.322 shares of Series B Preferred Stock. Nortel's address is: GSM 9991 15 A40, 2221 Lakeside Boulevard, Richardson, TX 75082.
(11) Williams' holdings consist of 1,293.661 shares of Series B Preferred Stock. Williams' address is: One Williams Center, 26th Floor, Tulsa, OK 74172.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

$50 Million Series B Preferred Stock Private Placement

   On July 23, 1999, we closed a private placement of our Series B Convertible Preferred Stock. In this private placement, we issued 2,587 shares of Series B Preferred Stock to Nortel for approximately $20 million and 1,940 to Gold & Appel Transfer, S.A. in exchange for approximately $7 million in cash and the conversion of $8 million in debt from two short-term credit facilities. Under the same private placement, on August 2, 1999, we issued 647 shares of Series B Preferred Stock to Allied for approximately $5 million. At the same time, we issued a warrant to Allied for the purchase of 474,160 shares of common stock for a total purchase price of $100 as consideration for Allied's $10 million loan to us under the Credit Agreement. Allied's warrant is fully vested and immediately exercisable. For more information on our relationship with Nortel and Allied, please see "Credit Agreement" in this section.

   Also in connection with the Series B private placement, Williams converted its shares of Series A Preferred Stock with a face value of $10 million into 1,294 shares of Series B Preferred Stock with the same face value. Williams' Series A Preferred Stock was issued in exchange for $5 million cash and $5 million in network credits under our Capacity Purchase Agreement. Please see "Relationship with Williams Communications, Inc." in this section for more information on our Capacity Purchase Agreement with Williams.

Series C Preferred Stock Private Placement

   On April 20, 2000, we closed a private placement of our Series C Preferred Stock. In this private placement, we issued 567,537 shares of Series C Preferred Stock to Nortel for approximately $5.0 million, 90,806 shares to Gold & Appel in exchange for approximately $800,000, 340,523 shares to Allied for approximately $3.0 million, 136,209 shares to the Foundation for the International Non-Governmental Development of Space for $1.2 million and 227,015 shares to Williams for approximately $2.0 million in the form of a credit against current year payments under our Capacity Purchase Agreement. The Series C Preferred Stock is entitled to cash dividends of 8.0% per annum, which may be paid in the form of additional shares of Series C Preferred Stock at our option. Upon the closing of this offering, half of any accrued and unpaid dividends converts into shares of common stock, and the remaining dividends are payable, at our option, in either cash or shares of common stock.

Credit Agreement

   On July 28, 1999, we entered into a Credit Agreement with Nortel and Allied, two of our holders of Series B Preferred Stock, for a total amount of $140 million. The agreement consists of a Term Loan A Facility in the amount of $120 million, a Term Loan B Facility in the amount of $10 million and a Revolving Loan Facility with $10 million available. The Term Loan A Facility is

  . to pay vendors of hardware, software and equipment (including Nortel) for the construction of our network;

  . to pay acquisition costs (excluding lease costs) relating to our network sites; and

  .   for working capital and general corporate purposes.

   The Term Loan B Facility and the Revolving Loan Facility are to finance our working capital needs and for general corporate purposes. Our indebtedness under the Credit Agreement is secured by a first priority perfected security interest in all of our present and future assets. If the loan under the facilities is a Base Rate Loan, interest on the facilities is the highest commercial prime or base rate plus 3.5% or the Federal Funds rate plus 4%. If the loan is a Eurodollar Loan, the interest rate is the London Interbank Offered Rate for deposits in dollars divided by one minus the maximum rate at which reserves are required to be maintained during the interest period by the Federal Reserve. Repayment of accrued interest is due for Base Rate Loans on each monthly date and for each Eurodollar Loan on the last day of interest period. As of December 31, 1999, borrowings under the Credit Agreement bore interest at rates ranging from 10.15% to 10.68%.

   We must pay the Term Loan A Facility in 20 installments beginning on the amortization commencement date. We must pay the Term Loan B Facility on the maturity date. We are required to pay the Revolving Loan Facility in 20 installments beginning on July 30, 2001 or July 30, 2000 if Nortel has advanced less than $35 million under the facility. We have certain mandatory prepayment obligations under the facilities. The Credit Agreement requires us to meet certain financial measures in addition to other non-financial covenants.

   At December 31, 1999, we had purchased approximately $12.0 million of Nortel products and services which were financed under the Credit Agreement. At December 31, 1999, we had approximately $18.1 million outstanding under the Term Loan A Facility and approximately $3.6 million outstanding under the Revolving Loan Facility. We paid approximately $315,000 in interest under the Credit Agreement through December 31, 1999.

$35 Million Loan Agreement with Gold & Appel

   On April 13, 2000, we entered into a $35 million loan agreement with Gold & Appel Transfer, S.A. We may borrow funds under the loan agreement at any time from July 5, 2000 until the earlier to occur of July 5, 2001 or the closing of this offering. Amounts outstanding under the loan bear interest at a rate of 12% per annum. Amounts outstanding under the loan agreement may be converted at the election of holders of at least 75% of our Series B Preferred Stock into common stock at a price per share which is equal to the conversion price per share of any convertible preferred stock (or the price per share of any common stock) we issue between April 13, 2000 and the closing of this offering. Amounts outstanding under the loan agreement may be repaid at any time, and must be repaid upon the earlier of July 5, 2001 or the closing of this offering.

Relationship with Williams Communications, Inc.

   Our telecommunications network includes long distance fiber optic capacity between our switching equipment. Certain of this fiber optic capacity is provided and maintained by Williams. On June 28, 1999, we became parties with Williams to a Capacity Purchase

Agreement. Under the agreement, we committed to purchase fiber optic capacity or other services from Williams having a net present value at June 28, 1999 of approximately $25 million over the term of the agreement. Concurrently with the Capacity Purchase Agreement, we also entered into a Securities Purchase Agreement with Williams, under which Williams purchased shares of our Series A Preferred Stock with a stated value of $10 million in exchange for $5 million in cash and $5 million in network credits. The shares of Series A Preferred Stock were converted into shares of Series B Preferred Stock with a stated value of $10 million on July 28, 1999, in connection with the Series B Financing.

   We have applied the $5 million in network credits to our payment obligation under the Capacity Purchase Agreement, and we are obligated to pay the balance of approximately $20 million in equal monthly installments through June 2006. Services which are subject to these payment terms are limited to $3 million per fiscal year, and we are required to pay cash for any services over that amount. During the fiscal year ended December 31, 1999, we purchased fiber optic capacity and other services with a value of approximately $24.8 million from Williams under the agreement.

Relationship with Epoch Networks, Inc.

   James Kenefick and Walter Anderson currently serve as directors of Epoch. Mr. Kenefick and Gold & Appel are also stockholders of Epoch. In April 1998, we entered into a four-year Branded Services Agreement with Epoch, or the Epoch Agreement. Under the Epoch Agreement, we are an authorized Epoch Branded Provider with respect to a variety of Internet access and related services provided by Epoch and resold by us under the NETtel brand name. The Epoch Agreement also requires us to meet a specified monthly minimum revenue commitment or pay the shortfall. In 1999, we paid Epoch approximately $1.8 million under the Epoch Agreement. In the event that the Epoch Agreement is terminated prior to the expiration of its term, we cannot assure you that we will be able to obtain similar services from another ISP upon terms as favorable as the terms provided under the Epoch Agreement.

Branchise Warrants

   Our agreements with our Branchises provide for annual awards of warrants to purchase common stock. The warrants are issuable upon achievement of invoiced revenue targets, vest over four years, are exercisable at fair market value as of the award date and have a term of five years starting at the award date. Awards under these agreements are limited to an aggregate of 1% of our fully diluted common stock at any award date. See "Description of Capital Stock." At December 31, 1999, warrants for 49,409 shares of common stock were issuable to certain Branchises at an exercise price of $9.49 per share.

                          DESCRIPTION OF CAPITAL STOCK

   The following is a summary of the terms of our capital stock and does not purport to be complete. For more information, please review our second amended and restated certificate of incorporation.

General

   Our authorized capital stock currently consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are designated as Series A Preferred Stock, 11,200 are designated as Series B Preferred Stock and 11,350,738 are designated as Series C Preferred Stock. As of December 31, 1999, there were 16,985,573 shares of common stock issued and outstanding, and 6,468.304 shares of Series B Preferred Stock issued and outstanding. We issued 1,362,090 shares of Series C Preferred Stock on April 20, 2000.

Common Stock

   Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders; however, when stockholders elect the board of directors, each common stockholder has cumulative voting rights and may cast all of his or her votes for one director. Common stockholders are entitled to receive dividends our board of directors may declare in its discretion out of funds that are legally available for dividends, but the right of common stockholders to receive dividends is limited by terms of our credit agreement with Nortel, our Series B Preferred Stock and our Series C Preferred Stock. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to a distribution of any of our remaining assets, subject to the terms of the preferred stock. The common stockholders have no preemptive rights. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

   The preferred stock may be issued from time to time by our board of directors as shares of one or more series or classes. Subject to the provisions of our amended and restated certificate of incorporation and limitations prescribed by law, the board is authorized to issue the shares, fix the number of shares, change the number of shares constituting a series and provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the stockholders.

   One of the effects of undesignated preferred stock may be to enable the board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board's authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of common stock.

  Series B Preferred Stock.

   The following summarizes the terms of the Series B Preferred Stock:

   Conversion. Holders of the Series B Preferred Stock may convert shares at any time into common stock based upon an initial conversion price of $7,730 per share ($7.73 per common stock equivalent share), subject to certain anti-dilution provisions, including combinations or consolidations of common stock, mergers, reorganizations, stock reclassifications, stock dividends, stock splits and other similar events. All outstanding Series B Preferred Stock, as well as one-half of all accumulated and unpaid dividends thereon, will be converted automatically into common stock on the closing of this offering.

   Redemption. At the request of at least a majority of the holders of the outstanding shares of Series B Preferred Stock, we are required to redeem for cash the Series B Preferred Stock for the face value of $50 million plus all accumulated but unpaid dividends if we have not completed a qualified offering, liquidation or sale by July 23, 2006.

   Rank. Upon our liquidation, the Series B Preferred Stock ranks pari passu with the Series C Preferred Stock and senior to the common stock and all other classes or series of shares issued by us.

   Liquidation Preference. Shares of Series B Preferred Stock are entitled to a liquidation preference equal to $50 million plus all accumulated but unpaid dividends.

   Voting. Holders of the Series B Preferred Stock vote with the common stock on an as-converted basis. However, the consent of the holders of 66 2/3% of the shares of Series B Preferred Stock is required to:

  .redeem or repurchase any junior stock, except employee stock;

  . authorize, create or issue any new class or series of debt securities or equity securities that is equal to or senior to the Series B Preferred Stock;

  .  adversely affect the rights of the Series B Preferred Stock;

  . declare or pay a dividend or make any distribution with respect to any junior securities;

  . increase or decrease the number of authorized or issued Series B Preferred Stock; and

  . merge, consolidate or reorganize with or into another company where there is a change of control or a sale of all or substantially all of our assets.


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   Dividends. The holders of the shares of Series B Preferred Stock are entitled to receive an eight percent annual cumulative cash dividend payable semi-annually on April 1st and October 1st when declared by the board of directors. Unpaid dividends shall accrue and shall compound annually, and we must pay all accrued and unpaid dividends upon conversion. The board of directors may also choose to pay the dividends in additional shares of Series B Preferred Stock. Upon closing of this offering, half of any unpaid dividends convert into shares of common stock and the remaining dividends are either payable in cash or shares of common stock, at our option.

   As a result of this offering, the outstanding shares of Series B Preferred Stock will automatically convert into 6,642,621 shares of common stock.

  Series C Preferred Stock.

   The following summarizes the terms of the Series C Preferred Stock:

   Conversion. Holders of the Series C Preferred Stock may convert shares at any time into common stock, based upon an initial conversion price of $8.81 per share, subject to certain anti-dilution provisions, including combinations or consolidations of common stock, mergers, reorganizations, stock reclassifications, stock dividends, stock splits and other similar events; provided, however, that if the offering is consummated on or prior to October 20, 2000, the conversion price will be adjusted to the lesser of 75% of the price per share in this offering or $14.13. All outstanding Series C Preferred Stock, as well as one-half of all accumulated and unpaid dividends thereon, will be converted automatically into common stock upon the closing of this offering.

   Redemption. At the request of at least a majority of the holders of the outstanding shares of Series C Preferred Stock, we are required to redeem for cash the Series C Preferred Stock for the face value of $12.0 million plus all accumulated but unpaid dividends if we have not completed a qualified offering,
liquidation or sale by        , 2007.

   Rank. Upon our liquidation, the Series C Preferred Stock ranks pari passu with the Series B Preferred Stock and senior to the common stock and all other classes or series of shares issued by us.

   Liquidation Preference. Shares of Series C Preferred Stock are entitled to a liquidation preference equal to $12.0 million plus all accumulated but unpaid dividends.

   Voting. Holders of the Series C Preferred Stock vote with the common stock on an as-converted basis. However, the consent of the holders of 66 2/3% of the shares of Series C Preferred Stock is required to:

  .  Redeem or repurchase any junior stock, except employee stock;

  . Authorize, create or issue any new class or series of equity securities that is senior to the Series C Preferred Stock;

  .  Adversely affect the rights of the Series C Preferred Stock;

  . Declare or pay a dividend or make any distribution with respect to any junior securities;

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  .  Increase or decrease the number of authorized or issued Series C
     Preferred Stock; and

  . Merge, consolidate or reorganize with or into another company where there is a change of control or a sale of all or substantially all of our assets.

   Dividends. The holders of the shares of Series C Preferred Stock are entitled to receive an eight percent annual cumulative cash dividend payable semi-annually on April 1st and October 1st when declared by the board of directors. Unpaid dividends shall accrue and shall compound annually, and we must pay all accrued and unpaid dividends upon conversion. The board of directors may also choose to pay the dividends in additional shares of Series C Preferred Stock. Upon closing of this offering, half of any unpaid dividends convert into shares of common stock and the remaining dividends are either payable in cash or shares of common stock, at our option.

   As a result of this offering, the outstanding Series C Preferred Stock will
automatically convert into    shares of common stock.

Warrants

     As of December 31, 1999, we had the following warrants outstanding:

  .Leasing Technologies International, Inc.

        In connection with a Master Lease Agreement, we issued to Leasing Technologies International, Inc. two warrants. One warrant is for the purchase of 12,500 shares of common stock at $8.00 per share, which expires on April 7, 2004. This warrant is fully vested and immediately exercisable. In addition, we issued LTI a warrant to purchase 5,000 shares of common stock at $8.00 per share, which expires on April 7, 2004 and is fully vested. Both warrants contain piggy-back registration rights.

  .Allied Capital Corporation

        As consideration for Allied's $10 million loan to us under the Credit Agreement, we issued Allied a warrant to purchase 474,160 shares of common stock for a total purchase price of $100. The warrant is fully vested and immediately exercisable, and expires on August 2, 2006. The shares under the warrant are subject to the same demand and registration rights as the Series B Preferred Stock and the Series C Preferred Stock. Please see the section titled "Registration Rights" below for more information on these registration rights.

  .Branchises

        Pursuant to the terms of the Branchise Agreements, Branchises are eligible to receive warrants to purchase common stock upon attaining certain performance goals. As of December 31, 1999, we issued warrants to purchase 49,409 shares of common stock at $9.49 per share. One-fourth of these warrants are vested and the remainder vests over a three-year period. These warrants expire in 2004.

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  .Consultants

        We issued warrants for the purchase of a total of 12,500 shares of common stock at $9.49 per share to two consultants in connection with their respective consulting agreements. These warrants are fully vested and immediately exercisable, and expire on April 30, 2002. The shares of common stock under the warrants are subject to piggy-back registration rights.

Registration Rights

  Preferred Stock

   The terms of the Series B Preferred Stock and the Series C Preferred Stock provide that the holders of the common stock issued upon conversion of, or as a dividend on, Series B Preferred Stock and Series C Preferred Stock, as the case may be, may require us to register that common stock under the Securities Act of 1933 beginning no earlier than 180 days after the effective date of a registration statement for an initial public offering of our common stock. We will bear all registration expenses incurred in connection with the first two of these demands for registration, provided they are at least 12 months apart. Holders of common stock issued upon conversion of, or as a dividend on, Series B Preferred Stock and Series C Preferred Stock also have the right to cause us to register that common stock on Form S-3 when it becomes available to us if they propose to register securities having a value of at least $5 million. We will bear all registration expenses incurred in connection with an unlimited number of these demands for registration, provided they are at least 120 days apart.

   In addition, if we propose to register securities under the Securities Act, other than registrations relating solely to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act, then the holders of common stock issued upon conversion of, or as a dividend on, Series B Preferred Stock or Series C Preferred Stock have a right, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that we register such holders' common stock. If holders of common stock issued upon conversion of, or as a dividend on, Series B Preferred Stock or Series C Preferred Stock participate in that registration, holders of common stock issued upon conversion of, or as a dividend on, Series B Preferred Stock and Series C Preferred Stock will have priority over certain other holders of common stock.

  Common Stock

   We have issued 58,332 shares of common stock with registration rights. If we propose to register securities under the Securities Act, other than registrations relating solely to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act, then, the holders of these shares of common stock, subject to quantity limitations determined by underwriters if the offering involves an underwriting, have a right to request that we register such holders' common stock. If these holders of common stock participate in that registration, they will have priority over certain other holders of common stock. We will bear all registration expenses and the holder of shares of common stock with these registration rights will bear all selling expenses.

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  Warrants

   We have issued four warrants for the purchase of a total of 30,000 shares of common stock with registration rights. If we propose to register securities under the Securities Act, other than registrations relating solely to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act, then, the holders of common stock issued upon exercise of these warrants, subject to quantity limitations determined by underwriters if the offering involves an underwriting, have a right to request that we register such holders' common stock. If holders of common stock issued upon exercise of the applicable warrants participate in that registration, holders of common stock issued upon exercise of these warrants will have priority over certain other holders of common stock. We will bear all registration expenses and the warrant holder will bear all selling expenses.

   We have issued one warrant for the purchase of 474,160 shares of common stock with registration rights. The holder of the common stock issued upon exercise of the warrant may require us to register that common stock under the Securities Act of 1933 beginning no earlier than 180 days after the effective date of a registration statement for an initial public offering of our common stock. We will bear all registration expenses incurred in connection with the first two of these demands for registration, provided they are at least 12 months apart. The holders of common stock issued upon exercise of the warrant also have the right to cause us to register that common stock on Form S-3 when it becomes available to us if they propose to register securities having a value of at least $5 million. We will bear all registration expenses incurred in connection with an unlimited number of these demands for registration, provided they are at least 120 days apart. In addition, if we propose to register securities under the Securities Act, other than registrations relating solely to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act, then, the holders of common stock issued upon exercise of the warrant have a right, subject to quantity limitations determined by underwriters if the offering involves an underwriting, to request that we register such holders' common stock. If holders of common stock issued upon exercise of the warrant participate in that registration, holders of common stock issued upon exercise of the warrant will have priority over certain other holders of common stock.

Statutory Business Combination Provision

   Upon consummation of this offering, we will be subject to the provisions of section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate or associate of that person, who is an "interested stockholder" for a period of three years from the date that person became an interested stockholder unless:

  . The transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

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  .  Upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction is commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

    -  By persons who are directors and officers; and

    - By employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . On or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is:

    - The owner of 15% or more of the outstanding voting stock of the corporation; or

    - An affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

   The provisions of Section 203 could delay or frustrate a change in our control, deny our stockholders the receipt of a premium on their common stock and have an adverse effect on the common stock. The provisions also could discourage, impede or prevent a merger or tender offer, even if such event would be favorable to the interests of stockholders. Our stockholders, by adopting an amendment to the certificate of incorporation, may elect not to be governed by Section 203, which election would be effective 12 months after adoption.

Limitations on Directors' Liability

   Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although Delaware law does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted

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by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for:

  .  Any breach of the director's duty of loyalty to us or our stockholders;

  . Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Delaware General Corporation Law Section 174; or

  . Any transaction from which the director derived an improper personal benefit.

   The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock will be First Union National Bank.

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                    UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

   The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock applicable to non-U.S. holders, as defined below. You are a "non-U.S. holder" for United States federal income tax purposes if you are a beneficial owner of our common stock and are any of the following:

  . A nonresident alien individual as to the United States who is not a former citizen of the United States,

  . A corporation, or other entity treated as a corporation under the United States Internal Revenue Code of 1986, as amended, and applicable treasury regulations, that is not created or organized under the laws of the United States or of any state,

  . A partnership or other entity treated as a partnership under the United States Internal Revenue Code of 1986, as amended, and applicable treasury regulations, that is not created or organized under the laws of the United States or of any state,

  . An estate that is not subject to United States federal income tax on a net income basis in respect of income or gain on the common stock, and

  . A trust if either its administration is not subject to the primary supervision of a United States court or with respect to which no United States persons, as defined in the United States Internal Revenue Code of 1986, as amended, have authority to control all substantial decisions of the trust.

   If you are an individual who is not a United States citizen, you should be aware that the rules for determining whether you are a nonresident alien individual as to the United States, subject to United States federal income and estate taxation as described below, or a resident alien individual, subject to United States federal income and estate taxation in the same manner as a United States citizen, are highly complex. You may be a resident alien individual as to the United States for United States federal income tax purposes for any year if any of the following apply:

  . You are a lawful permanent resident of the United States at anytime during the year,

  . You have elected to be treated as a resident alien individual under the provisions of the United States Internal Revenue Code of 1986, as amended, and

  . You are physically present in the United States for at least 31 days during the year and a number of other conditions are satisfied.

   You should consult your own tax advisors regarding your status as a non-U.S. holder of our common stock.

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

   This discussion does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder in light of such holder's personal investment or tax position. This discussion is not intended to be applicable in all respects to all categories of non-U.S. holders, some of whom may be subject to special treatment under United States federal income tax laws, including "controlled foreign corporations," "passive foreign investment companies," and "foreign person holding companies." In addition, it does not address the treatment of holders of our common stock under the laws of any state, local or non-United States taxing jurisdiction.

   This discussion is based on the federal tax laws of the United States, including the Internal Revenue Code of 1986, as amended, applicable treasury regulations, rulings and pronouncements of the United States Internal Revenue Service and judicial decisions now in effect, all of which are subject to change at any time. Any of these changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly having an adverse effect on a beneficial owner of our common stock.

   You are urged to consult with your own tax advisors with regard to the application of the federal income and estate tax laws to your particular situation, as well as the applicability and effect of any state, local or non-United States tax laws to which you may be subject.

Dividends

   We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of our common stock and you are a non-U.S. holder of our common stock, your dividends are subject to withholding of United States federal income tax at a 30% rate or at a lower rate that may apply to you under an applicable income tax treaty. If you or a partnership in which you are a partner maintain a permanent establishment or conduct a trade or business in the United States, and the common stock is attributable to such permanent establishment or effectively connected with such trade or business, dividends on such stock may not be subject to withholding tax, provided that you satisfy a number of certification requirements. Under such circumstances, dividends would be taxed on a net income basis at the same graduated rates applicable to United States citizens and resident alien individuals and United States corporations. In general, you will not be considered to be engaged in a trade or business in the United States solely as a result of your ownership of our common stock.

   Dividends received by a non-U.S. holder that is a corporation may, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate that may apply to you under an applicable income tax treaty.

   Under currently effective United States treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has actual knowledge to the contrary, for purposes of the 30% withholding tax discussed above. Under current interpretations of these United States treasury regulations, this presumption that dividends paid to an address in a foreign country are paid to a resident of that country, unless the payor has actual knowledge to the contrary, also

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applies for purposes of determining whether a lower rate of withholding tax applies under an applicable income tax treaty.

   Under recently finalized United State treasury regulations (which we refer to as the final withholding regulations), which will generally apply to dividends paid after December 31, 2000, United States backup withholding tax at a 31% rate will be imposed on dividends paid to non-U.S. holders if the certification or documentary evidence procedures and requirements set forth in such regulations are not satisfied directly or through an intermediary. Further, if you claim the benefit of a lower rate of withholding tax under an applicable income tax treaty, you must satisfy a number of certification requirements. The final withholding regulations provide special rules for dividend payments made to foreign intermediaries, United States or foreign wholly-owned entities that are disregarded for United States federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. For example, in the case of our common stock held by a foreign partnership, the certification requirements generally will apply to the partners of the partnership, and the partnership itself will have to provide some information, including a United States taxpayer identification number. The final withholding regulations also provide look-through rules for tiered partnerships.

   If you are eligible for a reduced rate of United States withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing a refund claim with the Internal Revenue Service.

Gain on Disposition of Common Stock

   If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on any gain that you recognize on a sale or other disposition of our common stock unless:

  (1)Your gain on the common stock is attributable to a permanent establishment maintained in the United States by you or a partnership in which you are a partner, or under certain circumstances, your gain on the common stock is connected with the conduct of a trade or business in the United States by you or such partnership;

  (2)You are an individual and you or a partnership of which you are a partner holds the common stock as a capital asset, and you are present in the United States for 183 or more days during the year of the sale or other disposition and several other conditions are satisfied;

  (3)You are an individual who is a former citizen or long-term resident alien of the United States and are subject to tax pursuant to the provisions of the United States federal income tax laws applicable to United States expatriates; or

  (4)We are or have been a "United States real property holding corporation" for United States federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of our total outstanding common stock, and you are not eligible for any exemption under an applicable income tax treaty.

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   Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We have not been, are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

   For a non-U.S. holder who is an individual and meets the requirements of clause (1) or (3) above or a corporation that meets the requirements of clause
(1) above, taxable gains are taxed on a net income basis at the same graduated rates applicable to United States citizens and resident alien individuals and United States corporations. A non-U.S. holder who is an individual and who meets the requirements of clause (2) above generally will be subject to a flat 30% tax on the gain derived from the sale. Thus, individual non-U.S. holders who expect to spend a short period of time in the United States should consult their tax advisors prior to the sale of our common stock to determine the United States federal income tax consequences of the sale. In the case of a sale or disposition by a non-U.S. holder where the requirements of clause (4) above are met, the transferee of such stock will be required to withhold 10% of the proceeds. Gains recognized by a non-U.S. holder that is a corporation may, in some circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate that may apply to you under an applicable income tax treaty.

Federal Estate Taxes

   Our common stock owned by an individual non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes and thus may be subject to United States federal estate tax, at graduated rates of up to 55%, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

   In general, United States information reporting requirements and backup withholding tax will not apply to dividends paid to you if you are either:

  .  Subject to the 30% withholding tax discussed above

      or

  . Not subject to the 30% withholding tax because an applicable income tax treaty reduces or eliminates the withholding tax although dividend payments to you will be reported to the Internal Revenue Service for purposes of the withholding tax. See "--Dividends." If you do not meet either of these requirements for exemption and you fail to provide necessary information, including your United States taxpayer identification number, or otherwise establish your status as an "exempt recipient," you may be subject to backup withholding of United States federal income tax at a rate of 31% on dividends paid to you with respect to your common stock.

   Under current law, we may generally treat dividends paid to a payee with an address outside the United States as exempt from backup withholding tax and information reporting requirements unless we have actual knowledge that the payee is a United States

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person. However, under the final withholding regulations, dividends paid after
December 31, 2000, will generally be subject to backup withholding and information reporting unless a number of certification requirements or documentary evidence procedures, in the case of payments made outside the United States with respect to an offshore account, are met. See "--Dividends" for the rules applicable to foreign partnerships under the final withholding regulations.

   United States information reporting requirements and backup withholding tax generally will not apply to a payment of the proceeds of a sale or other disposition of our common stock made outside the United States through an office outside the United States of a non-U.S. broker, unless the non-United States broker has a connection to the United States as specified by United States federal tax law. However, United States information reporting requirements, but not backup withholding tax, will apply to a payment of the proceeds of a sale or other disposition of common stock made outside the United States through an office outside the United States of a broker that:

  .  Is a United States person,

  . Is a non-United States person who derives 50% or more of its gross income from all sources for certain periods preceding the year of the sale or other disposition from activities that are effectively connected with the conduct of a trade or business in the United States,

  . Is a "controlled foreign corporation" as to the United States for United States federal income tax purposes,

      or

  . With respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year,

    - one or more of its partners are United States persons, as defined in applicable treasury regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership,

             or

    - the foreign partnership is engaged in the conduct of a trade or business in the United States unless that broker receives a statement from the owner, signed under penalty of perjury, certifying its non-United States status, and the broker has no actual knowledge to the contrary, or the payee otherwise establishes its entitlement to an exemption.

   Payment of the proceeds of a sale or other disposition of our common stock through a United States office of a broker is subject to both United States information reporting requirements and backup withholding tax at the rate of 31% unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes its entitlement to an exemption.

   Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing a refund claim with the Internal Revenue Service.

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                        SHARES AVAILABLE FOR FUTURE SALE

   The market price of the common stock may be adversely affected by the sale, or availability for sale, of substantial amounts of the common stock in the
public market following the offering. The               shares being sold in
the offering will be freely tradable unless held by our affiliates. Upon completion of this offering:

  .  Our executive officers and directors will own a total of       options
     to acquire       shares of common stock;

  . Allied will hold warrants exercisable for 474,160 shares of common stock;

  . Leasing Technologies International, Inc. will hold warrants exercisable for 17,500 shares of common stock;

  . Certain Branchises will hold warrants exercisable for 49,409 shares of common stock; and

  . Certain consultants will hold warrants exercisable for 12,500 shares of common stock.

The securities issued prior to the offering have not been registered under the Securities Act, and therefore, may not be sold unless registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144. Sales of a large portion of the restricted shares to be outstanding upon completion of this offering will be limited by lock-up agreements.

Rule 144

   In general, under Rule 144, a stockholder who owns restricted shares that have been outstanding for at least one year may sell, within any three-month period, a number of these restricted shares that does not exceed the greater of:

  . 1.0% of the then outstanding shares of common stock, or approximately shares immediately after this offering; or

  . The average weekly trading volume of common stock on the Nasdaq National Market during the four calendar weeks before filing of a notice of the proposed sale is sent to the SEC.

   In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities. Sales under Rule 144 are also governed by manner of sale provisions and notice requirements, and current public information about us must be available.

   Under Rule 144(k), a stockholder who is not currently, and who has not been for at least three months before the sale, an affiliate of ours and who owns restricted shares that have been outstanding for at least two years, may resell these restricted shares without following the above requirements. The one- and two-year holding periods described above do not begin to run until the full purchase price is paid by the person acquiring the restricted shares from us or our affiliates.

Registration Rights

   The holders of shares of common stock issued upon the conversion of the Series B Preferred Stock and Series C Preferred Stock upon completion of this offering are entitled to registration rights with respect to those shares of common stock under the Securities Act of 1933. In addition, certain holders of common stock and warrants have registration rights. All of our registration rights are described in "Description of Capital Stock--Registration Rights."

Stock Options

   Within 180 days after this offering, we intend to file a registration
statement under the Securities Act covering        shares of common stock
reserved for issuance under our 1998 Stock Incentive Plan, our 1999 Employee Stock Purchase Plan, and the proposed NETtel Long-Term Incentive Plan, and we expect the registration statement to become effective upon filing. As of December 31, 1999, options to purchase approximately 2,461,150 shares were outstanding, and employees exercised options for 354,000 shares of common stock. Accordingly, shares registered under this registration statement will, provided options have vested and Rule 144 volume limitations applicable to our affiliates are complied with, be available for sale in the open market shortly after this offering closes, and in the case of our officers, directors and certain stockholders who have entered into lock-up agreements, after the 180-day lock-up agreements expire.

                                  UNDERWRITING

   Subject to the terms and conditions contained in an underwriting agreement dated , 2000, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Banc of America Securities LLC, First Union Securities, Inc., Friedman, Billings, Ramsey & Co., Inc. and DLJdirect Inc., have severally agreed to purchase from us the respective number of shares of common of stock set forth opposite their names below.

   Underwriter                                                  Number of Shares
   Donaldson, Lufkin & Jenrette Securities Corporation.........
   Banc of America Securities LLC..............................
   First Union Securities, Inc.................................
   Friedman, Billings, Ramsey & Co., Inc.......................
   DLJdirect Inc...............................................
                                                                     ------
     Total.....................................................
                                                                     ======

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares offered by this prospectus are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

   An electronic prospectus will be available on the Web site maintained by DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. The information on the DLJdirect Inc. Web site, other than this prospectus in electronic format, is not part of this prospectus, is not related to this offering and has not been approved or endorsed by us or the underwriters, and should not be relied on by prospective investors.

   The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers, including the underwriters, at the initial offering price less a concession not in excess of
$   per share. The underwriters may allow, and the dealers may re-allow, to
other dealers a concession not in excess of $   per share. After the initial
offering of the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time, in whole or
in part, up to a total of    additional shares of common stock at the initial
public offering price less underwriting discounts and commissions. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, subject to a number of conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the preceding table.

   At our request, the underwriters have reserved for sale, at the initial
public offering price, $   of the shares included in the offering, to be sold
to some of our and our shareholders' directors, officers and employees and friends and families of our and our shareholders' directors and executive officers, to strategic partners and to other persons and entities that we believe have contributed to the development and success of our business. The number of shares available for sale to the general public will be reduced to the extent these persons purchase reserved shares. Persons purchasing shares under our directed share program must commit to purchase shares at the same time as the general public. Any reserved shares that are not confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the shares offered in our initial public offering.

   fbr.com, a division of FBR Investment Services, Inc., is an affiliate of Friedman, Billings, Ramsey & Co., Inc., a representative. Friedman, Billings, Ramsey & Co., Inc. has agreed to allocate a certain number of shares to fbr.com for sale to its on-line brokerage account holders. An electronic prospectus is available on the Web site maintained by fbr.com. Other than the prospectus in electronic format, the information on the fbr.com Web site is not a part of this prospectus, is not related to this offering and has not been approved or endorsed by us or the underwriters and should not be relied upon by prospective investors.

   We have agreed to indemnify the underwriters against a number of liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make. We and each of our executive officers, directors and certain stockholders have agreed, subject to some exceptions, not to: offer, pledge, sell, contract to sell, sell any option or contract act to purchase, purchase any option of contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock for a period of 180 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, during the 180-day period, we have also agreed not to file any registration statement with respect to, and each of our executive officers, directors, stockholders and option holders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. However, Donaldson, Lufkin & Jenrette Securities Corporation may, in its sole discretion, release all or any portion of the securities subject to the lock-up agreements. We have determined that if the lock-up with respect to a significant number of shares has been waived, whether with respect to a single stockholder or a number of stockholders, we will review applicable securities laws and, if public disclosure would be appropriate, disclose the waiver. Prior to the offering, there has been no established trading market for our common stock.

   The initial public offering price of the shares of our common stock offered by this prospectus was determined by negotiation among us and the representatives of the underwriters. The factors considered in determining the initial public offering price included the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering.

   Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of the particular jurisdiction. Persons with this prospectus should inform themselves about and observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

   The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full of the underwriters' over-allotment option described above.

                                            Total
                              -----------------------------------
                              Per Share No Exercise Full Exercise
                              --------- ----------- -------------
Underwriting fees paid by us    $

   In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and stabilize the price of our common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members and selected dealers if they repurchase previously distributed common stock in syndicate covering transactions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

   Certain legal matters relating to the offering and sale of the common stock will be passed upon for us by Swidler Berlin Shereff Friedman, LLP, 3000 K Street, N.W., Suite 300, Washington, DC 20007, and for the underwriters by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, 31st Floor, New York, New York 10022.

                                    EXPERTS

   The consolidated financial statements of NETtel Communications, Inc. at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                          NETtel COMMUNICATIONS, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS

                     Years ended December 31, 1999 and 1998

                                    Contents

Report of Independent Auditors.............................................. F-2

Consolidated Financial Statements

Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Stockholders' Deficit............................ F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
NETtel Communications, Inc.

   We have audited the accompanying consolidated balance sheets of NETtel Communications, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NETtel Communications, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                          /s/ Ernst & Young LLP

McLean, Virginia
February 24, 2000

                          NETtel COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
             (In thousands except share and per share information)

                                                           December 31,
                                                          ----------------
                                                           1998     1999
                                                          -------  -------
                                   Assets
Current assets:
  Cash and cash equivalents.............................. $   938  $22,516
  Restricted cash........................................     981      981
  Accounts receivable, net of allowance of $744 and
   $2,060
   at December 31, 1998 and 1999, respectively...........   4,723    5,986
  Prepaid expenses and other current assets..............     438    1,253
                                                          -------  -------
    Total current assets.................................   7,080   30,736
Property and equipment, net..............................   5,156   56,101
Other assets, net........................................     238    1,487
                                                          -------  -------
    Total assets......................................... $12,474  $88,324
                                                          =======  =======
                    Liabilities and Stockholders' Deficit
Current liabilities:
  Accounts payable and accrued expenses.................. $ 8,988  $22,277
  Current portion of debt and capital lease obligations..     237    4,158
  Customer deposits......................................     330      711
                                                          -------  -------
    Total current liabilities............................   9,555   27,146
Debt and capital lease obligations, less current
 portion.................................................     646   47,645
Line of credit with related party........................   4,000       --
Other long term liabilities..............................     101      325

Commitments and contingencies

Redeemable convertible preferred stock, par value
 $0.0001 per share, 50,000 shares authorized
  Series A, no shares designated.........................      --       --
  Series B, 11,200 shares designated, none and
   6,468,304 shares issued and outstanding...............      --   50,592
Stockholders' deficit:
  Common stock, par value $0.0001 per share, 50,000,000
   shares authorized, 14,665,833 and 16,985,573 shares
   issued and outstanding................................       1        2
  Additional paid-in capital.............................  21,536   37,846
  Accumulated deficit.................................... (23,365) (75,232)
                                                          -------  -------
    Total stockholders' deficit..........................  (1,828) (37,384)
                                                          -------  -------
    Total liabilities and stockholders' deficit.......... $12,474  $88,324
                                                          =======  =======

See accompanying notes.

                          NETtel COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             (In thousands except share and per share information)

                                               Year Ended December 31,
                                           ----------------------------------
                                               1997        1998        1999
                                           ----------  ----------  ----------
Revenue................................... $    3,662  $   13,224  $   31,413
Cost of revenue...........................      2,502       9,920      22,257
                                           ----------  ----------  ----------
Gross margin..............................      1,160       3,304       9,156
Expenses:
  Selling, general and administrative.....      3,099      23,754      53,744
  Depreciation and amortization...........         21         321       2,842
                                           ----------  ----------  ----------
Loss from operations......................     (1,960)    (20,771)    (47,430)
Interest (expense) income, net............       (100)         79      (2,693)
                                           ----------  ----------  ----------
Net loss..................................     (2,060)    (20,692)    (50,123)
Preferred stock dividends.................        --          --        1,744
                                           ----------  ----------  ----------
Net loss available for common
 stockholders............................. $   (2,060) $  (20,692) $  (51,867)
                                           ==========  ==========  ==========
Basic and diluted loss per share.......... $    (0.16) $    (1.46) $    (3.20)
                                           ==========  ==========  ==========
Weighted average common shares
 outstanding.............................. 13,102,623  14,159,177  16,232,880
                                           ==========  ==========  ==========


See accompanying notes.

                          NETtel COMMUNICATIONS, INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                    (In thousands except share information)

                           Common Stock      Treasury Stock    Additional                 Total
                         ------------------ ------------------  Paid-in   Accumulated Stockholders'
                           Shares    Amount   Shares    Amount  Capital     Deficit      Deficit
                         ----------  ------ ----------  ------ ---------- ----------- -------------
Balance at
 December 31, 1996......    339,585   $--           --   $ --   $    10    $   (613)    $   (603)
 Issuance of
   common stock.........  2,025,000    --           --     --       850          --          850
 Conversion of note
   payable to common
   stock................ 11,660,430     1           --     --       624          --          625
 Contributed capital....         --    --           --     --        45          --           45
 Net loss...............         --    --           --     --        --      (2,060)      (2,060)
                         ----------   ---   ----------   ----   -------    --------     --------
Balance at
 December 31, 1997...... 14,025,015     1           --     --     1,529      (2,673)      (1,143)
 Purchase of stock......         --    --   (2,726,015)   (60)       --          --          (60)
 Reissuance of
   treasury stock.......         --    --    1,791,000     39     9,909          --        9,948
 Contributed capital....         --    --           --     --        52          --           52
 Retiring of treasury
   stock................   (935,015)   --      935,015     21       (21)         --           --
 Issuance of
   common stock.........  1,575,833    --           --     --    10,067          --       10,067
 Net loss...............         --    --           --     --        --     (20,692)     (20,692)
                         ----------   ---   ----------   ----   -------    --------     --------
Balance at
 December 31, 1998...... 14,665,833     1           --     --    21,536     (23,365)      (1,828)
 Conversion of debt to
   common stock.........  1,943,241     1           --     --    12,412          --       12,413
 Exercise of stock
   options..............    318,167    --           --     --        57          --           57
 Issuance of
   common stock.........     58,332    --           --     --       451          --          451
 Issuance of warrants...         --    --           --     --     3,390          --        3,390
 Preferred stock
   dividends............         --    --           --     --        --      (1,744)      (1,744)
 Net loss...............         --    --           --     --        --     (50,123)     (50,123)
                         ----------   ---   ----------   ----   -------    --------     --------
Balance at
 December 31, 1999...... 16,985,573   $ 2           --   $ --   $37,846    $(75,232)    $(37,384)
                         ==========   ===   ==========   ====   =======    ========     ========

See accompanying notes.

                          NETtel COMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                    1997      1998      1999
                                                   -------  --------  --------
Operating activities
 Net loss......................................... $(2,060) $(20,692) $(50,123)
 Adjustments to reconcile net loss to net cash
  used in operating activities
  Depreciation and amortization...................      21       321     2,842
  Non-cash interest expense.......................      --        --       342
  Other...........................................      --        99       730
  Changes in operating assets and liabilities:
   Restricted cash................................      --      (981)       --
   Accounts receivable............................    (356)   (4,356)   (1,263)
   Prepaid expenses and other assets..............     (26)     (647)   (2,113)
   Accounts payable and accrued expenses..........     564     8,375    12,417
   Customer deposits..............................      --       330       381
                                                   -------  --------  --------
Net cash used in operating activities.............  (1,857)  (17,551)  (36,787)
Investing activities
 Purchases of property and equipment..............     (42)   (4,451)  (12,915)
                                                   -------  --------  --------
Net cash used in investing activities.............     (42)   (4,451)  (12,915)
Financing activities
 Proceeds from debt...............................      21        --    35,585
 Payments on debt and capital lease obligations...     (39)      (99)   (1,535)
 Net proceeds from line of credit.................   1,025     2,974        --
 Issuance of preferred stock......................      --        --    36,722
 Issuance of common stock.........................     850    10,067       508
 Reissuance of treasury stock.....................      --     9,948        --
                                                   -------  --------  --------
Net cash provided by financing activities.........   1,857    22,890    71,280
Net (decrease) increase in cash and cash
 equivalents......................................     (42)      888    21,578
Cash and cash equivalents at beginning of year....      92        50       938
                                                   -------  --------  --------
Cash and cash equivalents at end of year.......... $    50  $    938  $ 22,516
                                                   =======  ========  ========
Supplemental disclosure of cash flow information
Cash paid for interest............................ $    46  $    133  $  3,081
Supplemental disclosure of non-cash investing and
 financing activities
Conversion of debt to common stock................ $   626  $     --  $ 12,000
Conversion of debt to preferred stock............. $    --  $     --  $  8,000
Assets acquired through debt financing............ $    --  $     --  $ 31,886
Assets acquired in exchange for preferred stock... $    --  $     --  $  5,000
Assets purchased under capital leases............. $    27  $    952  $  3,937

See accompanying notes.

                          NETtel COMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1999

1.The Company

    NETtel Communications, Inc. (the "Company" or "NETtel") is an integrated communications provider, focused on medium-sized business customers in select markets across the United States. The Company provides broadband Internet, dedicated and switched long distance services and a suite of value-added data and voice services.

    NETtel, a Delaware corporation, was incorporated on December 4, 1997, and pursuant to a reorganization and exchange offer completed on December 30, 1997, became the parent company of a wholly-owned operating subsidiary, NETtel Corporation ("NETtel Corp."). NETtel Corp. was incorporated in the State of Florida in February 1995.

2. Summary of Significant Accounting Policies

Basis of Presentation

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, NETtel Corp. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The Company has approximately $981,000 in restricted cash at December 31, 1999 and 1998. Restricted cash relates to letters of credit held by the Company for future commitments the Company has entered into with various service providers. For further information refer to Significant Relationships under Note 6.

Property and Equipment

    Property and equipment, which includes an Indefeasible Right of Use for dark fiber, are stated at historical cost and are depreciated using the straight-line method over the shorter of the asset's estimated useful life or the lease term. These lives range from two to twenty years. Capital leases are recorded at their net present value at the inception of the lease.

                          NETtel COMMUNICATIONS, INC.

Intangible Assets

    Intangible assets are comprised of debt financing costs and are included in other assets in the accompanying consolidated balance sheet. Debt financing costs represent fees and other costs incurred in connection with the issuance of long-term debt. Debt financing costs are amortized to interest expense over the term of the related debt. As of December 31, 1999, the balance was approximately $252,000, net of accumulated amortization of approximately $40,000.

Revenue Recognition

    Revenue from communications services is generally recognized monthly as the services are provided. Monthly recurring charges include fees paid by customers for lines in service and any additional features on those lines. Usage charges are billed in arrears and are fully earned as usage is accrued.

Cost of Revenue

    The Company's cost of revenue consists primarily of costs associated with the origination, transport and termination of the Company's telecommunications traffic.

Selling, General and Administrative Expense

    In 1998, the Company began marketing its services through three principal sales channels, including direct sales, Branchising and independent agents. Branchising is a cooperative relationship in which the Company partners with independent telecommunications sales professionals who build sales teams to sell NETtel's services exclusively in exchange for operational support and sales commissions. The Branchise agreements generally have three year terms under which the Company is committed to advancing limited funds to support operating expenses for up to twelve months, provided that designated revenue and employee targets are achieved. The Company currently expenses these advances as they are made to the Branchises. In addition, the Branchises may receive warrants to purchase shares of common stock upon the first, second and third anniversaries of the effective dates of the contracts if certain conditions are met.

Advertising Expense

    The Company expenses all advertising costs as incurred. The Company incurred approximately $1.9 million, $2.9 million and $2.3 million in advertising costs for the years ended December 31, 1999, 1998 and 1997, respectively.

Net Loss Per Common Share

    The Company follows Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS No. 128") for computing and presenting net loss per share information. Basic net loss per share was determined by dividing net loss by the weighted average number of common shares outstanding during each year. Dilutive net loss per share excludes common equivalent shares, unexercised stock options and warrants

                          NETtel COMMUNICATIONS, INC.

as the computation would be anti-dilutive. A reconciliation of the net loss available for common stockholders and the number of shares used in computing basic and diluted net loss per share is in Note 10.

Stock Options

    The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 allows companies to account for stock-based compensation either under the new provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), but requires pro forma disclosure as if the measurement provisions of SFAS No. 123 had been adopted. The Company has elected to account for its stock-based compensation in accordance with the provisions of APB No. 25.

Income Taxes

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by applying presently enacted statutory tax rates, which are applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized, to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net income in the period that the tax rate is enacted.

    The Company provides a valuation allowance against net deferred tax assets if, based upon available evidence, it is more likely that some or all of the deferred tax assets may not be realized.

Business Segments

    The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for disclosures about products, geographics and major customers. The Company's implementation of this standard did not have any effect on its financial statements.

Fair Value of Financial Instruments

    The Company considers the recorded cost of its financial assets and liabilities, which consist primarily of cash, accounts receivable, accounts payable, debt and capital leases, to approximate the fair value of the respective assets and liabilities. The Company performs credit evaluations of the financial condition of certain of its customers and typically does not require collateral from its customers.

Impairment of Long-Lived Assets

    The Company assesses the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of

                          NETtel COMMUNICATIONS, INC.

Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires impairment losses to be recognized for long-lived assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss of these assets is measured by comparing the carrying amount of the asset to its fair value, with any excess of carrying value over fair value written off. Fair value is based on market prices where available, an estimate of market value or determined by various valuation techniques including discounted cash flow.

Valuation Accounts

    A summary of the Company's allowance for bad debts is as follows:

      Balance at December 31, 1997................................. $    27,000
       Additions charged to expense................................   1,124,000
       Accounts receivable written-off.............................    (407,000)
                                                                    -----------
      Balance at December 31, 1998.................................     744,000
       Additions charged to expense................................   5,204,000
       Accounts receivable written-off.............................  (3,888,000)
                                                                    -----------
      Balance at December 31, 1999................................. $ 2,060,000
                                                                    ===========

Reclassifications

    Certain amounts in the prior year's financial statements have been reclassified to conform with the current year presentation.

Recent Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 is effective for fiscal years beginning after June 15, 2000 and cannot be applied retroactively. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company plans to adopt SFAS No. 133 effective January 1, 2001.

   In June 1999, the FASB issued Interpretation No. 43, "Real Estate Sales, an interpretation of SFAS No. 66". The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, dark fiber is considered integral equipment and accordingly title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. After June 30, 1999, the effective date of FASB Interpretation No. 43, sales-type lease accounting is no longer appropriate for dark fiber leases and therefore the Company's future dark fiber transactions will be accounted for as operating leases unless title to the fibers under lease transfers to the Company.

                          NETtel COMMUNICATIONS, INC.

3. Debt

Gold & Appel Transfer S.A.

    In September 1998, the Company entered into a revolving line of credit with the Company's largest stockholder, Gold & Appel Transfer, S.A. ("Gold & Appel"), for $12,000,000. Interest accrued on unpaid balances at a rate of 12.25% per annum. During 1999, a total of $12.4 million of principal and accrued interest was converted into a total of 1,943,241 shares of the Company's common stock, at prices ranging from $6.17 per share to $6.49 per share.

    In April 1999, the Company entered into a revolving bridge loan with Gold & Appel for up to $8,000,000. Interest accrued on unpaid balances at a rate of 12% per annum. The Company borrowed a total of $8 million under this bridge loan prior to the entire outstanding principal balance being converted to Series B Preferred Stock on July 23, 1999.

    In September 1997, the Company obtained a revolving line of credit from Gold & Appel for $650,000. Interest accrued on unpaid balances at a monthly rate of 1%. An amendment to this agreement in October 1997 provided for an additional $650,000 line of credit. The principal balance of $1,250,000 was repaid in February 1998 and the accrued interest of $52,124 was contributed to additional paid-in capital.

Williams Communications, Inc.

    On June 28, 1999, the Company entered into a Securities Purchase Agreement (the "Securities Agreement") and a long-term Capacity Purchase Agreement (the "Capacity Agreement") with Williams Communications, Inc ("Williams"). The Capacity Agreement grants the Company a twenty year Indefeasible Right of Use ("IRU") for capacity on Williams' network, valued at approximately $60 million, for which the Company will pay the net present value of approximately $25 million, payable $5 million upon signing the Capacity Agreement, and a seven-year note with interest at 12% per annum, with principal and interest payable in equal monthly installments of $350,399. At December 31, 1999, the balance outstanding totaled approximately $18.9 million. The Company's IRU is included in property and equipment in the accompanying consolidated financial statements.

    Under the Securities Agreement the Company issued shares of Series A Convertible Preferred Stock in exchange for $5 million in cash and $5 million in network credits, which were used in the initial payment on the Capacity Agreement. These shares were subsequently exchanged for Series B Preferred Stock (see Note 4).

Nortel Networks, Inc.

    In July 1999, the Company entered into a credit agreement with Nortel Networks, Inc. ("Nortel"). The agreement consists of a $120 million Advancing Term Loan Facility (the "Nortel Term Loan"), and a $10 million Revolving Credit Facility (the "Nortel

                          NETtel COMMUNICATIONS, INC.

Revolver", together the "Nortel Loan Agreements"). Under the Nortel Term Loan, the Company may borrow funds to pay for equipment and services provided by Nortel (the "Nortel Products"). For every dollar borrowed to fund Nortel Products, the Company can borrow an additional 50 cents to pay for other capital expenditures and operating costs related to the buildout of the Company's network. The Nortel Revolver is for working capital and general corporate purposes, borrowings against which are based on the balance of the Company's eligible accounts receivable, as defined in the Nortel Loan Agreements. At December 31, 1999, balances due to Nortel were as follows (in thousands):

      Nortel Term Loan.................................................. $18,056
      Nortel Revolver................................................... $ 3,565

    Under the Nortel Loan Agreements, the Company may designate all or any portion of the borrowings as either a floating base rate advance or a Eurodollar rate advance with an applicable margin of 3.5% for a base rate advance or 4.5% for a Eurodollar rate advance. The Nortel Loan Agreements require compliance with certain financial and operating covenants. The covenants also limit additional indebtedness and restrict the payment of cash dividends and other distributions by the Company. At December 31, 1999, the Company was in compliance with all of these covenants.

    In 1999, the Company incurred approximately $315,000 of interest expense on the Nortel Loan Agreements, and the interest rates on the Agreements as of December 31, 1999, ranged from 10.15% to 10.68125%. Principal payments under the Nortel Loan Agreements are scheduled to begin in the fourth quarter of 2000, unless certain additional borrowing criteria are met, in which case principal payments would begin in the fourth quarter of 2001.

Allied Capital Corporation

    In July 1999, together with the Nortel Loan Agreement, the Company entered into a Term Loan Agreement with Allied Capital Corporation ("Allied") (the "Allied Loan"). Under the terms of the Allied Loan, the Company borrowed $10 million from Allied, bearing interest at 12% per annum, with interest payable monthly. The Allied Loan matures on July 30, 2006, and the balance outstanding as of December 31, 1999 was $10 million.

    In connection with the Allied Loan, the Company issued a seven-year warrant to purchase 474,160 shares of the Company's common stock for a nominal amount. The value of the warrant of approximately $3.2 million has been reflected in the accompanying financial statements as a discount to the Allied Loan, with the corresponding amount included in additional paid-in capital. The discount is being amortized as additional interest expense, using the effective interest method over the life of the warrant, which is the same as the life of the Allied Loan. The Company recorded interest expense of approximately $342,000 in 1999 related to the amortization of the discount.

                          NETtel COMMUNICATIONS, INC.

    Future minimum payments under the Nortel, Allied and Williams agreements are as follows (in thousands):

      Year Ended December 31,
      -----------------------
      2000........................................................ $  2,856
      2001........................................................    5,548
      2002........................................................    6,110
      2003........................................................    7,521
      2004........................................................    8,702
      Thereafter..................................................   19,800
                                                                   --------
                                                                   $ 50,537
                                                                   ========

4. Capital Stock

Common Stock

    On December 31, 1996, NETtel Corp. was converted from an S Corporation to a C Corporation and the accrued interest on a note payable to the sole stockholder was converted to equity. On January 20, 1997, $375,593 of the principal balance of this note payable balance was also converted to equity along with a $250,000 note payable to one of the Company's directors. This amount is included in the issuance of common stock in the accompanying Consolidated Statement of Stockholders' Deficit.

    On December 30, 1997, the stockholders of NETtel Corp. exchanged each share of common stock in NETtel Corp. for fifteen shares of common stock in NETtel Communications, Inc. Effective on this date, NETtel Corp. became a wholly-owned subsidiary of NETtel Communications, Inc. Upon incorporation in December 1997, the Company was granted the authority to issue 50 million shares of common stock at a $0.0001 par value. In the consolidated financial statements, the historical stockholders' equity of NETtel Corp. prior to the Reorganization has been retroactively restated for the equivalent number of shares received in the Reorganization, after giving effect to the difference in par value of NETtel Corp.'s common stock of $0.01 per share and NETtel Communications' common stock of $0.0001 per share by an offset to additional paid-in capital.

    On January 1, 1998, one of the stockholders returned 2,726,015 shares of common stock to the treasury for an increase in compensation of $60,000. On February 24, 1998, 1,791,000 shares of the treasury stock were reissued to other investors for approximately $9.9 million. The remaining 935,015 treasury shares were retired.

    In June 1998, two stockholders each purchased 770,000 shares of common stock for an aggregate of $10,000,000. Attached to these shares of common stock were warrants to purchase 1,185,800 shares of common stock at $6.49 per share, exercisable over a five-year period. The warrants were exercised in April and May 1999.

                          NETtel COMMUNICATIONS, INC.

    In September 1999, the Company completed a private placement of 58,332 shares of common stock for approximately $451,000.

Series B Redeemable Convertible Preferred Stock

    In July and August 1999, concurrent with their respective debt arrangements, the Company issued Series B Preferred Stock to each of Gold & Appel, Nortel and Allied. In addition, concurrent with these issuances, the Series A Preferred Stock issued to Williams converted to Series B Preferred Stock. Holders of the Series B Preferred Stock are entitled to receive an 8% annual cumulative cash dividend payable semi-annually when and if declared by the Company's Board of Directors. Holders of the Series B Preferred Stock are entitled to certain voting rights.

    The Series B Preferred Stock has provisions entitling the holders to convert the value of their stock into shares of the Company's common stock at any time based upon an initial conversion price of $7,730 per share ($7.73 per common stock equivalent share), subject to certain anti-dilution provisions. Upon closing an initial public offering, as defined, the shares of Series B Preferred Stock plus 50% of any unpaid dividends convert into shares of common stock. The remaining dividends are either payable in cash or shares of common stock at the option of the Company. If, on or before the seventh anniversary of the issuance date, the Company has not completed an initial public offering, a liquidation or a sale of the Company, then the holders of the Series B Preferred Stock, have the right to redeem their shares for cash equal to $7,730 per share, subject to adjustment, plus all accumulated and unpaid dividends thereon.

    Shares of the Series B Preferred Stock were issued as follows:

                                                           Number      Gross
                                                          of Shares  Proceeds
                                                          --------- -----------
   Nortel Networks.......................................   2,587   $20,000,000
   Gold & Appel..........................................   1,940    15,000,000
   Williams Communications...............................   1,294    10,000,000
   Allied Capital Corporation............................     647     5,000,000
                                                            -----   -----------
                                                            6,468   $50,000,000
                                                            =====   ===========

Stock Options

    On December 30, 1997, the Company adopted the 1998 Stock Incentive Plan (the "Plan") that allows the Company to grant up to 2,796,500 common stock options to individuals who contribute to the success of the Company. Individual grants vest over three years in six-month allotments. The contractual term of the options is ten years from the date of grant.

                          NETtel COMMUNICATIONS, INC.

    Additional information with respect to stock option activity is summarized as follows:

                                          Weighted            Weighted
                                          Average             Average
                                          Exercise            Exercise
                                 1998      Price     1999      Price
Year Ended December 31,        ---------  -------- ---------  --------
Outstanding, beginning of
 year.........................        --    $ --   2,303,334   $1.51
Granted....................... 2,369,667    1.50     957,250    6.83
Canceled......................   (30,500)   0.62    (481,267)   2.54
Exercised.....................   (35,833)   1.85    (318,167)   0.18
                               ---------           ---------
Outstanding, end of year...... 2,303,334    1.51   2,461,150    3.51
                               =========           =========
Exercisable, end of year......   324,695    0.57     637,235    1.78
                               =========           =========

                       Options Outstanding        Options Exercisable
                 -------------------------------- --------------------
                              Weighted
                               Average
                   Number     Remaining  Weighted   Number    Weighted
     Range of    Outstanding Contractual Average  Outstanding Average
     Exercise       as of       Life     Exercise    as of    Exercise
      Price       12/31/99   (in years)   Price    12/31/99    Price
   ------------  ----------- ----------- -------- ----------- --------
   $0.01--$2.00   1,207,667      8.0      $0.43     484,833    $0.49
   $2.01--$4.00          --       --         --          --       --
   $4.01--$6.00     327,333      7.2       5.52     109,329     5.52
   $6.01--$8.00     926,150      8.9       6.83      43,073     6.83
                  ---------                         -------
   $0.01--$8.00   2,461,150      8.2       3.51     637,235     1.78
                  =========                         =======

    The Company applies APB No. 25 in accounting for its stock incentive plan and, accordingly, recognizes compensation expense for the difference, if any, between the fair value of the underlying common stock and the grant price of the option at the date of grant. The effect of applying SFAS No. 123's fair value method to the Company's stock-based awards results in a net loss attributable to common stockholders of approximately $52.9 million and $20.8 million, or a loss per share available for common stockholders of $3.26 and $1.47 per share, for the years ended December 31, 1999 and 1998, respectively. The fair value of options granted in 1999, used as a basis for the above pro forma disclosures, was estimated as of the date of grant using the Black-Scholes option value method with the following weighted-average assumptions: dividend yield of 0%; risk-free interest rate of 6.5%; volatility of 0.5; and expected life of the option of 10 years.

    The effect of applying SFAS No. 123 on 1999 and 1998 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options granted in future years.

    On April 7, 1999, the Company adopted an employee stock purchase plan (the "ESPP") which provides for the issuance of up to 500,000 shares of common stock. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code and provides the Company's employees with an opportunity to purchase shares of common stock through payroll deductions.

                          NETtel COMMUNICATIONS, INC.

Warrants

    The following table summarizes all warrant activity:

                                                                Year Ended
                                                               December 31,
                                                           --------------------
                                                             1998       1999
                                                           --------- ----------
Outstanding, beginning of year............................        --  1,185,800
Warrants issued........................................... 1,185,800    534,910
Warrants exercised........................................        -- (1,216,550)
                                                           --------- ----------
Outstanding, end of year.................................. 1,185,800    504,160
                                                           ========= ==========

    The weighted average fair values of the warrants granted during 1999 was estimated as $6.17 per share for warrants granted with exercise prices below the fair market value of the stock on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%; risk-free interest rate of 6.5%; volatility of 0.5; and expected lives from one month to seven years. The weighted average fair values of the warrants granted during 1999 was estimated as $2.44 per share for warrants granted with exercise prices above the fair market value of the stock on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%; risk-free interest rate of 6.5%; volatility of 0.5; and expected lives from one to five years.

    The weighted average fair values of the warrants granted during 1998 was estimated as $1.31 per share, using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; risk-free interest rate of 6.5%; volatility of 0.5; and expected lives of 5 years for warrants issued in 1999 and five years.

    The Company has issued, or has committed to issue warrants to purchase shares of the Company's common stock to certain non-employees. Pursuant to the terms of SFAS No. 123, stock-based compensation expense has been recorded reflecting the value of the warrants issued or expected to be issued.

5. Property and Equipment

    Property and equipment consists of the following (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Leasehold improvements..................................... $   631  $ 1,065
   Office furniture and equipment.............................   1,422    2,239
   Computer hardware and software.............................   1,457    6,107
   Network equipment..........................................      --   38,134
   Construction in progress...................................   1,993   11,696
                                                               -------  -------
                                                                 5,503   59,241
   Less accumulated depreciation..............................    (348)  (3,140)
                                                               -------  -------
                                                               $ 5,155  $56,101
                                                               =======  =======

                          NETtel COMMUNICATIONS, INC.

    Construction in progress includes equipment and other costs that are not complete as of the balance sheet dates. When construction is complete the balance of the assets will be transferred to the appropriate asset classification and depreciated in accordance with the Company's policy.

    Property and equipment held under capital leases totaled approximately $4.9 million and $1.0 million at December 31, 1999 and 1998, respectively.

6. Significant Relationships

    On April 10, 1998, the Company signed a 30-month carrier services switchless contract with Frontier Communications of the West, Inc., ("Frontier") for a monthly commitment of $250,000. During 1999, the Company met this commitment and paid approximately $14.0 million to Frontier. In addition, the Company has $200,000 in restricted cash in favor of Frontier at December 31, 1999.

    The Company entered into a 5 -year sub-Carrier Identification Code contract on August 13, 1996 with Telco Communications Group ("Telco"), which was subsequently merged with Excel Communications, Inc., for termination of long distance traffic throughout the United States. For the years ended December 31, 1999 and 1998, approximately 5% and 42%, respectively, of the Company's total revenue was received through Telco, and the remaining revenue came from direct billings to commercial customers. At December 31, 1999 and 1998, the Company had receivables of approximately $0 and $1.1 million, respectively, and payables of approximately $387,000 and $324,000, respectively, with Telco and its successor companies.

    In April 1998, the Company entered into a four year Branded Services Agreement with Epoch Networks, Inc. (the "Epoch Agreement"). Two of NETtel's directors are stockholders of Epoch. Under the Epoch Agreement, the Company, under the NETtel brand name, is authorized to provide and resell a variety of Internet access and related services provided by Epoch. The Epoch Agreement requires the Company to pay a specified monthly minimum revenue commitment of $50,000. During 1999, the Company met this commitment and paid approximately $1.8 million to Epoch.

7. Commitments and Contingencies

Capital Leases

    The Company has entered into capital leases for the purchase of various office, computer and network equipment. Interest rates on the capital leases range from 3.9% per annum to 10.6% per annum. Capital lease amortization is included in depreciation and amortization expense and accumulated depreciation in the accompanying consolidated financial statements.

                          NETtel COMMUNICATIONS, INC.

    In conjunction with one of the capital leases entered into in 1999, the Company issued two warrants to purchase up to 17,500 shares of common stock at an exercise price of $8.00 per share. The value of this warrant has been determined based on a Black-Scholes valuation, and has been recorded as a discount to the capital lease, with an offset to additional paid-in capital, and the discount is being amortized to interest expense over the 3 1/2 year life of the lease.

Operating Leases

    The Company leases office space for its headquarters location and various sales offices, as well as space for its switch locations. In addition, the Company has entered into operating leases for certain office, computer and network equipment. Total rent expense for 1999, 1998 and 1997 was approximately $2.2 million, $828,000 and $55,000, respectively.

    Future minimum payments under the capital and operating leases are as follows (in thousands):

                                                              Operating Capital
                                                               Leases   Leases
     Year Ended December 31,                                  --------- -------
     2000.................................................... $  3,521  $ 2,212
     2001....................................................    3,817    1,981
     2002....................................................    3,855    1,366
     2003....................................................    3,387      356
     2004....................................................    3,140       --
     Thereafter..............................................    8,081       --
                                                              --------  -------
                                                              $ 25,801    5,915
                                                              ========
       Portion representing interest.........................            (1,751)
                                                                        -------
                                                                        $ 4,164
                                                                        =======

Contingencies

    From time to time, the Company and its subsidiary are party to ordinary routine litigation incidental to their business. Management believes that the outcome of such lawsuits will not have a material adverse impact on the Company's consolidated financial statements.

8. Taxes

    The Company files its income tax returns on the cash basis and this difference, as well as the net operating loss carryforwards described below, is the principal difference between financial statement and tax basis.

    At December 31, 1999 the Company had net operating loss carryforwards of approximately $59.3 million. The timing and manner in which the operating loss carryforwards may be utilized in any year will be limited to the Company's ability to

                          NETtel COMMUNICATIONS, INC.

generate future earnings. Current net operating loss carryforwards will expire in various years through 2019. As the Company has not generated earnings and no assurance can be made of future earnings, a valuation allowance in the amount of the net deferred tax assets has been recorded. The change in the valuation allowance was approximately $20.5 million from December 31, 1998 to December 31, 1999.

    Net deferred tax assets consist of (in thousands):

                                                                December 31,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
      Deferred tax assets:
       Accrual to cash conversion............................ $ 1,705  $  5,240
       Net operating loss carryforwards......................   7,562    24,340
       Other.................................................     --        968
                                                              -------  --------
        Total deferred tax assets............................   9,267    30,548
                                                              -------  --------
      Deferred tax liabilities:
       Depreciation..........................................     --        774
                                                              -------  --------
        Total deferred tax liabilities.......................     --        774
                                                              -------  --------
                                                                9,267    29,774
      Less valuation allowance...............................  (9,267)  (29,774)
                                                              -------  --------
       Net deferred tax assets............................... $   --   $     --
                                                              =======  ========

    There is no provision for income taxes in the years ended December 31, 1999, 1998 and 1997. The effective income tax rate differs from the statutory Federal income tax rate due principally to the following:

                                  Year Ended
                                 December 31,
                               ---------------------
                               1997    1998    1999
                               -----   -----   -----
      Federal tax rate
       (benefit).............. (34.0)% (34.0)% (34.0)%
      State tax, net of
       Federal tax............  (7.0)   (6.9)   (7.0)
      Valuation allowance.....  40.8    40.7    40.9
      Non-deductible
       expenses...............   0.2     0.2     0.1
                               -----   -----   -----
      Effective rate..........   0.0%    0.0%    0.0%
                               =====   =====   =====

9. 401(k) Plan

   The Company has a 401(k) plan (the "Plan") for all employees meeting certain minimum service requirements. Contributions are made through voluntary employee salary reductions and discretionary matching by the Company. The Company did not make matching contributions to the Plan on behalf of its employees in 1999 or 1998.

                          NETtel COMMUNICATIONS, INC.

10. Basic and Diluted Net Loss Per Share

   The following table sets forth the computation of basic and diluted net loss per share (in thousands except share and per share information):

                                               Year Ended December 31,
                                           ----------------------------------
                                              1997        1998        1999
                                           ----------  ----------  ----------
   Numerator:
     Net loss............................. $   (2,060) $  (20,692) $  (50,123)
   Less: Preferred stock dividends........        --          --       (1,744)
                                           ----------  ----------  ----------
   Net loss available for common
    stockholders.......................... $   (2,060) $  (20,692) $  (51,867)
                                           ==========  ==========  ==========
   Denominator:
   Weighted average shares................ 13,102,623  14,159,177  16,232,880
                                           ==========  ==========  ==========
   Basic and diluted net loss per share... $    (0.16) $    (1.46) $    (3.20)
                                           ==========  ==========  ==========

   The following equity instruments were not included in the diluted net loss per share calculation because their effect would be anti-dilutive:

                                                        Year Ended December 31,
                                                       -------------------------
                                                       1997    1998      1999
                                                       ----- --------- ---------
   Series B Preferred Stock...........................    --        -- 6,468.304
   Stock options......................................    -- 2,303,334 2,461,150
   Warrants...........................................    -- 1,185,800   504,160

                      [NETTEL LOGO AND ACCOMPANYING TEXT]

-------------------------------------------------------------------------------
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    , 2000
[VOYAGER.NET LOGO APPEARS HERE]


                                        Shares

                                    [LOGO]


                                 COMMON STOCK


                            ----------------------

                                  PROSPECTUS

                            ----------------------

                         Donaldson, Lufkin & Jenrette

                        Banc of America Securities LLC

                         First Union Securities, Inc.

                           Friedman Billings Ramsey

                                DLJdirect Inc.






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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matter not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of NETtel Communications, Inc. have not changed since the date hereof.

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The table below sets forth the expenses to be incurred by us in connection with the issuance and distribution of the shares registered for offer and sale hereby, other than underwriting discounts. All amounts shown represent estimates except the Securities Act registration fee and the NASD filing fee.

   Registration fee under the Securities Act of 1933................ $46,200
   NASD filing fee..................................................  18,000
   Nasdaq National Market fee.......................................      * (1)
   Printing expenses................................................      * (1)
   Registrar and Transfer Agent's fees and expenses.................      * (1)
   Accountants' fees and expenses...................................      * (1)
   Legal fees and expenses (not including Blue Sky).................      * (1)
   Blue Sky fees and expenses.......................................      * (1)
   Federal taxes....................................................      * (1)
   Miscellaneous....................................................      * (1)
                                                                     -------
    TOTAL........................................................... $    * (1)
                                                                     =======

  ---------------------
   (1) To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

   Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorney's fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware General Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware General Corporation Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

   Our By-laws provide that, to the extent permitted by law, we shall fully indemnify any person who is or was a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of ours or is or was serving at our request as a director, officer, employee of another corporation, partnership, joint venture, trust or other enterprise, whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent against all expense, liability and loss reasonably incurred by him or her. However, if the indemnitee initiated the action, suit or proceeding, we will only indemnify him or her if the action, suit or proceeding was authorized by our board of directors.

   Under our By-laws, we are also obligated to advance expenses to the indemnitee incurred in his or her defense. If required by law, the indemnitee must undertake to repay us if there is a final determination that he or she was not entitled to indemnification. If we do not fully pay the indemnitee within 60 days of receiving a written claim for indemnification, the indemnitee has the right to sue us to recover the amount to of the claim. The indemnification rights under our By-laws are not the indemnitee's exclusive indemnification rights and we may indemnify the indemnitee pursuant to a statute, our amended and restated certificate of incorporation, an agreement, the vote of our stockholders or disinterested directors or otherwise. In addition, we may purchase insurance to indemnify the indemnitees. Our By-laws also permit us to indemnify and advance expenses associated with the indemnification to any of our employees or agents.

Item 15. Recent Sales of Unregistered Securities.

   The following paragraphs of this Item 15 describe all sales of securities by us within the past three years which were not registered under the Securities Act of 1933. Each issuance of securities described below was made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and/or Regulations D and Rule 701 promulgated thereunder as a transaction by an issuer not involving any public offering. All recipients had adequate access, through their relationship with us, to information about us.

   Series A Redeemable Convertible Preferred Stock. On June 28, 1999, pursuant to a private placement, we issued Series A Preferred Stock to Williams for a total purchase price of $10,000,000, which were exchanged for Series B Preferred Stock on July 23, 1999, upon the closing of the Series B offering.

   Series B Redeemable Convertible Preferred Stock.

  .  On July 23, 1999, we issued pursuant to a private placement:

    . 2,587.322 shares of Series B Preferred Stock to Nortel for a total purchase price of $19,999,999.06.

    . 1,940.491 shares of Series B Preferred Stock to Gold & Appel Transfer, S.A. for a total purchase price of $14,999,995.43, including the conversion of $8 million of debt.

    . 1,293.661 shares of Series B Preferred Stock to Williams upon the exchange of Williams' shares of Series A Preferred Stock.

  . On August 2, 1999, pursuant to a private placement, we issued 646.830 shares of Series B Preferred Stock to Allied Capital Corporation for a total purchase price of $4,999,995.90.

   Series C Redeemable Convertible Preferred Stock.

  .  On April 20, 2000, we issued pursuant to a private placement:

    . 567,537 shares of Series C Preferred Stock to Nortel for a total purchase price of $5,000,001.

    . 340,523 shares of Series C Preferred Stock to Allied for a total purchase price of $3,000,008.

    . 90,806 shares of Series C Preferred Stock to Gold & Appel Transfer, S.A. for a total purchase price of $800,000.

    . 136,209 shares of Series C Preferred Stock to Foundation for the International Non-Governmental Development of Space for a total purchase price of $1,200,000.

    . 227,015 shares of Series C Preferred Stock to Williams for a total purchase price of $2,000,002 in the form of a credit against current year payments on our Capacity Purchase Agreement.

Common Stock

  . As of December 31, 1999, various employees have exercised incentive stock options issued to them under our 1998 Stock Incentive Plan for a total of 354,000 shares of common stock at a purchase price per share ranging from $0.17 to $1.98, as provided under the incentive plan.

  . On September 30, 1999, we issued 6,460 shares of our common stock to Yukiko Sekine for a total purchase price of $49,935.80 pursuant to a private placement.

  . On September 2, 1999, we issued 12,936 shares of our common stock to Joseph A. Lawrence for a total purchase price of $100,000 in connection with his election to our board of directors.

  . On September 25, 1999, we issued 12,936 shares of our common stock to Lawrence J. Bouman for a total purchase price of $100,000 in connection with his election to our board of directors.

  . On August 8, 1999, we issued 26,000 shares of our common stock to Teresa Wang for a total purchase price of $200,980 pursuant to a private placement.

  . On May 18, 1999, pursuant to a credit facility agreement, we issued 726,691 shares of our common stock to Gold & Appel Transfer, S.A. for the conversion of $4,716,228 of debt.

  . On April 7, 1999, pursuant to a credit facility agreement, we issued 592,900 shares of common stock to Gold & Appel Transfer, S.A. for the conversion of $3,847,921 of debt.

  . On June 16, 1998, we issued 770,000 shares to each of Atocha, L.P. and Gold & Appel Transfer, S.A. for a purchase price of $5,000,000 from each pursuant to a private placement.

  . On February 24, 1998, we issued a total of 1,791,000 shares of common stock to Atocha, L.P. and Gold & Appel Transfer, S.A. for a total purchase price of $10,000,000 pursuant to a private placement.

   Warrants. Please see "Description of Capital Stock -Warrants," which is incorporated by reference herein from the prospectus included in Part I of this registration statement.

   Stock Options. Please see "Management--1998 Stock Incentive Plan," which is incorporated by reference herein from the prospectus included in Part I of this registration statement.

Item 16. Exhibits and Financial Statement Schedules

  (A). Exhibits.

                                 EXHIBIT INDEX

 Exhibit
 Number                           Exhibit Description
 -------   ----------------------------------------------------------------
   1.1     Form of Underwriting Agreement*
           Certificate of Incorporation of NETtel Communications, Inc., as
   3.1     amended*
   3.2     Bylaws of NETtel Communications, Inc., as amended*
   4.2     Specimen Common Stock Certificate*
   5.1     Opinion of Swidler Berlin Shereff Friedman, LLP*
  10.1     Credit Agreement dated as of July 28, 1999 by and among NETtel
           Corporation as borrower and Nortel Networks, Inc. as
           Administrative Agent and the lenders named therein.*
  10.2     First Amendment to the Credit Agreement dated as of July 28,
           1999.*
  10.3     Second Amendment to the Credit Agreement dated as of December
           31, 1999.*
  10.4     Capacity Purchase Agreement with Williams Communications, Inc.
           dated June 28, 1999.*
  10.5     Employment agreement with James F. Kenefick dated April 1,
           2000.*
  10.6     Lease agreement for office space located at 7901 Jones Branch
           Drive, McLean, VA 22102 with West*Group Properties LLC dated
           February 25, 2000.*
  21.1     List of Subsidiaries.*
  23.1     Consent of Ernst & Young LLP, independent auditors
  24.1     Power of Attorney (included on signature page)*
  27.1     Financial Data Schedule

---------------------
* = To be filed by Amendment

  (B). Financial Statement Schedules.

   None

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby further undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on April 21, 2000.

                                          NETtel Communications, Inc.

                                                   /s/ James F. Kenefick
                                          By:__________________________________
                                                     James F. Kenefick
                                               Chairman of the Board, Chief
                                              Executive Officer and President

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James F. Kenefick, Craig R. Bandes and James K. Dize, and each of them acting individually, as his attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 21, 2000.

              Signature                          Title
              ---------                          -----

        /s/ James F. Kenefick          Chairman of the Board,
______________________________________  Chief Executive Officer
          James F. Kenefick             and President (Principal
                                        Executive Officer)

        /s/ Wayne M. Rehberger         Chief Financial Officer
______________________________________
          Wayne M. Rehberger

       /s/ Thomas J. Aprahamian        Controller (Principal
______________________________________  Accounting Officer)
         Thomas J. Aprahamian

         /s/ Walter Anderson           Director
______________________________________
           Walter Anderson

        /s/ Lawrence J. Bouman         Director
______________________________________
          Lawrence J. Bouman

        /s/ Joseph A. Lawrence         Director
______________________________________
          Joseph A. Lawrence


                                 EXHIBIT INDEX

 Exhibit
 Number                           Exhibit Description
 -------   ----------------------------------------------------------------
   1.1     Form of Underwriting Agreement*
           Certificate of Incorporation of NETtel Communications, Inc., as
   3.1     amended*
   3.2     Bylaws of NETtel Communications, Inc., as amended*
   4.2     Specimen Common Stock Certificate*
   5.1     Opinion of Swidler Berlin Shereff Friedman, LLP*
  10.1     Credit Agreement dated as of July 28, 1999 by and among NETtel
           Corporation as borrower and Nortel Networks, Inc. as
           Administrative Agent and the lenders named therein.*
  10.2     First Amendment to the Credit Agreement dated as of July 28,
           1999.*
  10.3     Second Amendment to the Credit Agreement dated as of December
           31, 1999.*
  10.4     Capacity Purchase Agreement with Williams Communications, Inc.
           dated June 28, 1999.*
  10.5     Employment agreement with James F. Kenefick dated April 1,
           2000.*
  10.6     Lease agreement for office space located at 7901 Jones Branch
           Drive, McLean, VA 22102 with West*Group Properties LLC dated
           February 25, 2000.*
  21.1     List of Subsidiaries.*
  23.1     Consent of Ernst & Young LLP, independent auditors
  24.1     Power of Attorney (included on signature)*
  27.1     Financial Data Schedule

---------------------
* = To be filed by Amendment